     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2003

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               AEROPOSTALE, INC.
             (Exact Name of Registrant as Specified in its Charter)

             DELAWARE                             5600                            31-1443880
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                            1372 BROADWAY, 8TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (646) 485-5398
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                JULIAN R. GEIGER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               AEROPOSTALE, INC.
                            1372 BROADWAY, 8TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (646) 485-5398
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

               JOSHUA N. KORFF, ESQ.                            WILLIAM F. SCHWITTER, ESQ.
               KIRKLAND & ELLIS LLP                        PAUL, HASTINGS, JANOFSKY & WALKER LLP
                 CITIGROUP CENTER                                   75 EAST 55TH STREET
               153 EAST 53RD STREET                              NEW YORK, NEW YORK 10022
             NEW YORK, NEW YORK 10022                                 (212) 318-6000
                  (212) 446-4800

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED
                                          AMOUNT               MAXIMUM           PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES         TO BE             OFFERING PRICE          AGGREGATE             AMOUNT OF
        TO BE REGISTERED              REGISTERED(1)          PER UNIT(2)       OFFERING PRICE(1)(2)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..         6,997,750               $20.52             $143,593,830            $11,620
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Includes common stock that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) The price per unit is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $20.52, the average of the high and low prices of common stock of Aeropostale, Inc. as reported by the New York Stock Exchange on June 23, 2003.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 27, 2003

PROSPECTUS

                                6,085,000 SHARES

                               (AEROPOSTALE LOGO)

                                  COMMON STOCK

     This is a public offering of 6,085,000 shares of common stock of Aeropostale, Inc. Certain of our stockholders, referred to in this prospectus as the selling stockholders, are selling all of the shares being offered.

Our common stock trades on the New York Stock Exchange under the symbol "ARO." On June 26, 2003, the last sale price of the common stock was $23.00 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

--------------------------------------------------------------------------------

                                                              PER SHARE    TOTAL
Public offering price                                          $          $
Underwriting discounts and commissions                         $          $
Proceeds to the selling stockholders                           $          $

--------------------------------------------------------------------------------

     The underwriters may purchase up to an additional 912,750 shares of our common stock from the selling stockholders at the public offering price less the underwriting discount to cover any over-allotments.

Delivery of shares will be made in New York, New York on or about           ,
2003.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BEAR, STEARNS & CO. INC.                                     MERRILL LYNCH & CO.
      Sole Book Running Manager

WACHOVIA SECURITIES                                   U.S. BANCORP PIPER JAFFRAY

                  THE DATE OF THIS PROSPECTUS IS JUNE   , 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                          ---------------------------
                               TABLE OF CONTENTS
                          ---------------------------

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Forward-Looking Statements..................................    12
Dividend Policy.............................................    13
Price Range of Common Stock.................................    13
Selected Consolidated Financial and Operating Data..........    14
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............    17
Business....................................................    29
Management..................................................    39
Certain Transactions........................................    44
Principal and Selling Stockholders..........................    46
Shares Eligible for Future Sale.............................    48
Underwriting................................................    50
Legal Matters...............................................    54
Experts.....................................................    54
Where You Can Find Additional Information...................    54
Index to Consolidated Financial Statements..................   F-1

                                       (i)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" and our consolidated financial statements and related notes included in this prospectus. In making comparisons to our predecessor company, including all financial information from fiscal 1998, you should note that such information is derived from the accounting records of our predecessor company and is not comparable to our consolidated financial statements due to, among other things, different accounting policies. In January 2002, we changed our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year, and therefore references in this prospectus to fiscal 2002 refer to the fiscal year ended February 1, 2003. Any specific reference to a fiscal year prior to 2002, "fiscal 2001" for example, refers to the fifty-two or fifty-three week period ended on the Saturday closest to July 31 of such year.

                                  AEROPOSTALE

     Our company is a fast-growing, mall-based, specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to
20. We provide our customers with a focused selection of high-quality, active-oriented, fashion basic merchandise at compelling values. We maintain complete control over our proprietary brand by designing and sourcing all of our merchandise. Our products can be purchased only in our stores, which sell Aeropostale merchandise exclusively. As of May 3, 2003, we operated 387 stores in 38 states.

     Our merchandise, which includes graphic t-shirts, tops, bottoms, sweaters, jeans, outerwear and accessories, emphasizes comfort and style in response to the demands of our customers' active lifestyles. We believe that a key component of our success is our ability to understand what our customers want and can afford. We employ a "design-driven, merchant-modified" philosophy, in which our designers' vision is refined by our merchants' understanding of the current market for our products. We believe that this approach ensures that our merchandise styles both reflect the latest trends and are not too fashion forward for our customers. Today, a significant portion of our merchandise features either the "Aeropostale" or "Aero" logo, which we feel enhances both our brand recognition and appeal among our target customers. We employ a sourcing strategy that maximizes our speed to market and enables us to respond quickly to our customers' preferences. We believe that by offering desirable styles, comfort and consistent value, our brand will continue to enjoy widespread appeal and our stores will continue to be preferred shopping destinations.

     Our stores are designed to create a high energy, fun shopping environment through the use of powerful in-store promotional signage, creative visuals, bright lighting and popular music. Our average store size of approximately 3,500 square feet is generally smaller than that of our competitors and we believe that this enables us to achieve higher sales productivity and project a sense of activity and excitement. To increase customer traffic, we generally locate our stores in busy, central mall locations near popular teen gathering spots, such as food courts, music stores and other teen-oriented retailers. We have successfully and consistently implemented our store model across a wide range of mall classifications and geographic locations. We believe that our store model will allow us to continue significant and profitable store growth in both new and existing markets.

     The Aeropostale brand was created as a department store private label initiative in the early 1980s by our former parent, R.H. Macy & Co., Inc. Macy's opened the first mall-based Aeropostale store in 1987. Over the next decade, Macy's, together with its current parent company, Federated Department Stores, Inc., opened over 100 Aeropostale stores. The present core concept of the Aeropostale brand, however, did not begin to materialize until 1996, when our management team positioned Aeropostale for accelerated growth by expanding the brand from primarily a young men's brand to a brand that offers casual apparel and accessories for both young women and young men. In 1998, Federated sold its specialty store division, which included our company, to our management team and Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc.

     Since we became an independent company in August 1998, our management team has developed Aeropostale into a differentiated and recognized brand. During this period, we have:

     - Increased net sales from approximately $141.4 million in fiscal 1998 to approximately $550.9 million in fiscal 2002, representing a compound annual growth rate of approximately 35.3%;

     - Achieved annual comparable store sales growth of 5.5% in fiscal 1999, 14.5% in fiscal 2000, 8.7% in fiscal 2001, and 6.6% in fiscal 2002;

     - Increased our store count by 268 stores from 119 as of August 3, 1998 to 387 as of May 3, 2003, including 89 stores in fiscal 2002; and

     - Improved sales per square foot from $317 in fiscal 1998 to $471 in fiscal 2002.

BUSINESS STRENGTHS

     We believe that our business strengths will enable us to continue to expand our store base and grow profitably. Our principal business strengths include:

     - Differentiated and recognizable brand that offers comfortable, high-quality, active-oriented merchandise and reflects mainstream fashions at compelling values;

     - Disciplined operating and financial practices through which we maintain complete control over all aspects of our business;

     - Flexible operating structure that enables us to react quickly to changes in customer preferences;

     - New store economics that provide an attractive return on investment across a wide variety of mall classifications and geographic locations; and

     - Experienced management team with a demonstrated ability to grow the business profitably.

GROWTH STRATEGY

     We intend to capitalize on the strength of our brand and pursue profitable growth by:

     - Opening approximately 85 stores in fiscal 2003 in both existing and new markets, and continuing to open a significant number of new stores in future years;

     - Enhancing and expanding our brand awareness and recognition through external and in-store marketing campaigns;

     - Continuing our high levels of store productivity through profitable pricing strategies and consistent store level execution; and

     - Maximizing our economies of scale and increasing our operating efficiency.

THE TEEN MARKET

     We generally target our merchandise to the teenage segment of the population. According to the U.S. Census Bureau, the teenage population in the United States, which is defined as persons 12 to 19 years old, will grow approximately 37% faster than the overall population, from approximately 32 million in 2000 to approximately 34 million in 2005. The Census Bureau predicts that the teenage population will continue to grow through 2008. According to Teenage Research Unlimited, an independent research firm, spending among teenagers has grown to $170 billion in 2002 from $141 billion in 1998, reflecting a compound annual growth rate of approximately 4.8%, or nearly double the rate of inflation during this period. We believe that teenage apparel spending is less susceptible to general economic downturns than adult apparel spending. In addition, we believe that these demographic and spending trends offer us strong growth opportunities. At the same time, however, the teen apparel market is highly competitive and many of our competitors are already established in markets that we have not penetrated. Many of these competitors are significantly larger than we are and have greater national recognition than we do. We cannot assure you that we will be able to compete successfully with them, particularly in markets in which we do not currently operate.

                          ---------------------------

     When we became an independent company, we incorporated in Delaware on August 3, 1998. Our principal executive offices are located at 1372 Broadway, 8th Floor, New York, New York 10018, and our telephone number is (646) 485-5398. Our website address is www.aeropostale.com. Information included or referred to on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by the
selling stockholders.............    6,085,000 shares

Common stock to be outstanding
after this offering..............    36,402,994 shares

Use of proceeds..................    We will not receive any proceeds from the
                                     common stock sold in this offering.

New York Stock Exchange symbol...    ARO

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase shares of our common stock from the selling stockholders at the price set forth on the cover page of this prospectus.

     In addition, unless otherwise indicated, all information in this prospectus is based upon the number of shares outstanding as of May 3, 2003 and excludes:

     - 3,725,313 shares of common stock issuable upon the exercise of stock options outstanding under our 1998 Stock Option Plan at a weighted average exercise price of $0.28 per share;

     - 79,467 additional shares of common stock reserved for issuance under our 1998 Stock Option Plan;

     - 516,200 shares of common stock issuable upon the exercise of stock options outstanding under our 2002 Long-Term Incentive Plan at a weighted average exercise price of $13.45 per share; and

     - 1,219,356 additional shares of common stock reserved for issuance under our 2002 Long-Term Incentive Plan.

     The number of shares of common stock to be outstanding after this offering set forth above, however, includes 700,000 shares which will be issued upon exercise of stock options immediately prior to the consummation of this offering and then sold in this offering;

     AEROPOSTALE(R) and AERO(TM) are trademarks of Aeropostale, and we have registered the trademark AEROPOSTALE(R) with the U.S. Patent and Trademark Office. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                          FISCAL YEAR ENDED(1)      SIX MONTHS ENDED(2)         52 WEEKS       FISCAL YEAR     THIRTEEN WEEKS ENDED
                          --------------------   -------------------------        ENDED           ENDED        --------------------
                          JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,     FEBRUARY 2,     FEBRUARY 1,     MAY 4,       MAY 3,
                            2000       2001         2001          2002           2002(1)         2003(1)        2002         2003
                          --------   ---------   -----------   -----------     -----------     -----------     -------     --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF INCOME
 DATA:
Net sales...............  $213,445   $304,767     $184,369      $284,040        $404,438        $550,904       $85,130     $112,211
Gross profit............    61,472     86,149       59,758       103,986(3)      130,377(3)      162,603(3)     24,149(3)    30,250
Selling, general and
 administrative
 expenses...............    45,680     65,918       34,469        55,169(3)       86,619(3)      110,506(3)     23,213(3)    26,967
Income from
 operations.............    16,026     19,650(4)    25,405        48,817          43,060          52,097           936        3,283
Income before income
 taxes..................    15,115     17,979       24,323        48,525          42,183          52,153           986        3,464
Income from continuing
 operations.............     9,366     10,914       14,694        28,637          24,857          31,290           592        2,112
Gain on discontinued
 operations(5)..........     2,002        405          388            --              17              --            --           --
Cumulative effect of
 accounting change(6)...        --         --           --         1,632           1,632              --            --           --
Net income..............    11,368     11,319       15,082        30,269          26,506          31,290           592        2,112
Diluted net income per
 common share:(7)
 From continuing
   operations(8)........  $   0.24   $   0.28     $   0.40      $   0.78        $   0.66        $   0.82       $  0.01     $   0.05
 From discontinued
   operations...........      0.06       0.01         0.01            --              --              --            --           --
 From cumulative
   accounting change....        --         --           --          0.05            0.05              --            --           --
                          --------   --------     --------      --------        --------        --------       -------     --------
 Net income per share...  $   0.30   $   0.29     $   0.41      $   0.83        $   0.71        $   0.82       $  0.01     $   0.05
                          ========   ========     ========      ========        ========        ========       =======     ========
SELECTED OPERATING DATA:
Number of stores open at
 end of period..........       178        252          224           278             278             367           292          387
Comparable store sales
 increase(9)............      14.5%       8.7%        14.5%         23.0%           15.5%            6.6%         22.0%         1.8%
Average store sales (in
 thousands)(10).........  $  1,372   $  1,360     $    872      $  1,028        $  1,521        $  1,651       $   298     $    297
Average square footage
 per store(11)..........     3,548      3,437        3,460         3,463           3,463           3,541         3,479        3,532
Sales per square
 foot(12)...............  $    380   $    392     $    250      $    297        $    456        $    471       $    86     $     84

                                                                AS OF MAY 3,
                                                                    2003
                                                               --------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................      $ 87,709
Total assets................................................       225,548
Total debt..................................................            --
Total stockholders' equity..................................       132,276

---------------

 (1) Our results of operations for fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented in this document. In January 2002, we changed our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year.

 (2) Our results of operations for the six months ended February 3, 2001 included 27 weeks compared to 26 weeks for the six months ended February 2, 2002.

 (3) On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense related to such grant totaled approximately $8,445,000, of which $845,000 was recorded in cost of sales and $3,127,000 was recorded in selling, general and administrative expenses in the six months and the fifty-two weeks ended February 2, 2002. The remaining $4,473,000 of equity based compensation expense related to such grant was recorded in fiscal 2002 as follows: $132,000 was recorded in cost of sales and $488,000 was recorded in selling, general and administrative expenses for the thirteen weeks ended May 4, 2002; $18,000 was recorded in cost of sales and $65,000 was recorded in selling, general and administrative expenses for the thirteen weeks ended August 3, 2002; and the unamortized balance of approximately $3,770,000 associated with the expense was recognized upon the immediate vesting of options upon the consummation of our initial public offering and recorded in the thirteen weeks ended August 3, 2002, of which $802,000 was recorded in cost of sales and $2,968,000 was recorded in selling, general and administrative expenses.

 (4) Includes the effect of an $815,000 charge incurred in connection with the closing of seven aero kids concept stores.

 (5) On February 25, 2000, we decided to discontinue our Chelsea Cambell specialty store business and we closed all Chelsea Cambell stores by the end of December 2000. The operating results of this segment for all years have been reclassified as discontinued operations.

 (6) On August 5, 2001, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles. With the adoption, the remaining balance of negative goodwill was recorded as cumulative effect of accounting change.

 (7) All per share information reflects a 376.328-for-1 split of all of our common stock which we effected on May 10, 2002.

 (8) Income from continuing operations per share has been computed after deducting preferred dividends.

 (9) Our comparable store sales percentages are based on net sales. Stores are considered comparable beginning on the first day of the fiscal month following the fourteenth full fiscal month of sales.

(10) Our average store sales are based on total net sales divided by the weighted average of all stores open for the entire period.

(11) Our average square footage per store is based on all open stores at the end of the period.

(12) Our sales per square foot consists of total net sales, divided by the weighted average of gross square footage of all stores open for the entire period.

                                  RISK FACTORS

     Before you invest in our common stock, you should carefully consider all of the material risks of our business, including the risks described below, together with all of the other information included in this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR GROWTH STRATEGY RELIES ON THE CONTINUED ADDITION OF A SIGNIFICANT NUMBER OF NEW STORES EACH YEAR, WHICH COULD STRAIN OUR RESOURCES AND CAUSE THE PERFORMANCE OF OUR EXISTING STORES TO SUFFER.

     Our growth will largely depend on our ability to open and operate new stores successfully. We opened 93 stores in fiscal 2002 and 74 stores in fiscal 2001. We plan to open approximately 85 stores in fiscal 2003, an increase of approximately 23% over our store base as of the end of fiscal 2002. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. Our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores. In addition, to the extent that our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

OUR EXPANSION PLAN IS DEPENDENT ON A NUMBER OF FACTORS, WHICH COULD DELAY OR PREVENT THE SUCCESSFUL OPENING OF NEW STORES AND SUBSEQUENT PENETRATION INTO NEW MARKETS.

     We will be unable to open and operate new stores successfully and our growth will be limited unless we can:

     - identify suitable markets and sites for store locations;

     - negotiate acceptable lease terms;

     - hire, train and retain competent store personnel;

     - maintain a proportion of new stores to mature stores that does not harm existing sales;

     - foster current relationships and develop new relationships with vendors that are capable of supplying a greater volume of merchandise;

     - manage inventory effectively to meet the needs of new and existing stores on a timely basis;

     - expand our infrastructure to accommodate growth; and

     - generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund our expansion plans.

     In addition, we will open new stores in regions of the United States in which we currently have few or no stores. Our experience in these markets is limited and we cannot assure you that we will be able to develop our brand in these markets or adapt to competitive, merchandising and distribution challenges that may be different from those in our existing markets. Our inability to open new stores successfully and/or penetrate new markets would have a material adverse effect on our revenue and earnings growth.

OUR NET SALES AND INVENTORY LEVELS FLUCTUATE ON A SEASONAL BASIS, LEAVING OUR OPERATING RESULTS PARTICULARLY SUSCEPTIBLE TO CHANGES IN BACK-TO-SCHOOL AND HOLIDAY SHOPPING PATTERNS.

     Our net sales and net income are disproportionately higher from August through January each year due to increased sales from back-to-school and holiday shopping. Sales during this period cannot be used as an accurate indicator of annual results. Our net sales and net income from February through July are typically lower due, in part, to the traditional retail slowdown immediately following the winter holiday season. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations.

     In addition, in order to prepare for the back-to-school and holiday shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other parts of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross margins and negatively impact our profitability.

FLUCTUATIONS IN COMPARABLE STORE SALES AND QUARTERLY RESULTS OF OPERATIONS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE SUBSTANTIALLY.

     Our comparable store sales and quarterly results have fluctuated in the past and are expected to continue to fluctuate in the future. In addition, we cannot assure you that we will be able to maintain the recent levels of comparable store sales as we expand our business.

     Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

     - fashion trends;

     - calendar shifts of holiday or seasonal periods;

     - the effectiveness of our inventory management;

     - changes in our merchandise mix;

     - the timing of promotional events;

     - weather conditions;

     - changes in general economic conditions and consumer spending patterns;
       and

     - actions of competitors or mall anchor tenants.

     If our future comparable store sales fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

IF WE ARE UNABLE TO IDENTIFY AND RESPOND TO CONSUMERS' FASHION PREFERENCES IN A TIMELY MANNER, OUR PROFITABILITY WOULD DECLINE.

     We may be unable to keep pace with the rapidly changing fashion trends and consumer tastes inherent in the apparel industry. Our current design philosophy is based on the belief that our target customers prefer clothing that suits the demands of their active lifestyles and that they like to identify with a logo. Accordingly, we produce casual, comfortable apparel, a majority of which displays either the "Aeropostale" or "Aero" logo. We cannot assure you that fashion trends will not move away from casual clothing or that we will not have to alter our design strategy to reflect a consumer change in logo preference. If we fail to anticipate, identify or react appropriately to changes in styles, trends, desired images or brand preferences, we may need to incur higher markdowns to reduce excess inventory. Utilizing such markdowns would negatively impact our profitability.

OUR CONCENTRATION OF STORES IN THE EASTERN UNITED STATES MAKES US SUSCEPTIBLE TO ADVERSE CONDITIONS IN THIS REGION.

     The majority of our stores are located in the eastern half of the United States. As a result, our operations are more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, as well as demographic and population changes.

WE RELY ON THIRD PARTIES TO MANAGE THE WAREHOUSING AND DISTRIBUTION ASPECTS OF OUR BUSINESS. IF THESE THIRD PARTIES DO NOT ADEQUATELY PERFORM THESE FUNCTIONS, OUR BUSINESS WOULD BE DISRUPTED.

     The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. Our distribution facility in Carlstadt, New Jersey is leased and operated by an independent third party. We depend on this third party to receive, sort, pack and distribute substantially all of our merchandise. In addition, we rely on this third party to manage a separate warehouse facility for us that we lease in South River, New Jersey. This third party employs personnel represented by a labor union. Although there have been no work stoppages or disruptions since the inception of our relationship with this third party provider in 1991, we cannot assure you that there will be no disruptions in the future. We also use a separate third party transportation company to deliver our merchandise from our warehouses to our stores. Any failure by either of these third parties to respond adequately to our warehousing and distribution needs would disrupt our operations and negatively impact our profitability.

WE RELY ON A SMALL NUMBER OF VENDORS TO SUPPLY A SIGNIFICANT AMOUNT OF OUR MERCHANDISE, AND OUR FAILURE TO MAINTAIN GOOD RELATIONSHIPS WITH ONE OR MORE OF THEM COULD HARM OUR ABILITY TO SOURCE OUR PRODUCTS.

     In fiscal 2002, we sourced approximately 37% of our merchandise from our top three vendors. One of these vendors supplied approximately 17%, and the other two each supplied approximately 10%, of our products. In addition, Federated Merchandising Group, or FMG, a wholly owned subsidiary of Federated Department Stores, Inc., acted as our agent with respect to the sourcing of approximately 22% of our merchandise. Our relationships with our vendors generally are not on a contractual basis and do not assure adequate supply, quality or acceptable pricing on a long-term basis. Most of our vendors could discontinue selling to us at any time. If one or more of our significant vendors were to sever their relationship with us, we could be unable to obtain replacement products in a timely manner, which could cause our sales to decrease.

MOST OF OUR MERCHANDISE IS MANUFACTURED BY FOREIGN SUPPLIERS, THEREFORE THE AVAILABILITY AND COSTS OF THESE PRODUCTS MAY BE NEGATIVELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL TRADE.

     Trade restrictions such as increased tariffs or quotas, or both, could affect the importation of apparel generally and increase the cost and reduce the supply of merchandise available to us. Much of our merchandise is sourced directly from foreign vendors in Europe, Asia and Central America. In addition, many of our domestic vendors maintain production facilities overseas. Some of these facilities are also located in regions which may be affected by the Severe Acute Respiratory Syndrome epidemic and/or political instability which could cause a disruption in trade. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local political issues could have a material adverse effect on our results of operations.

THE DEPARTURE OF CERTAIN MEMBERS OF OUR SENIOR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS.

     The success of our business is dependent upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the designing of our merchandise. If we were to lose the benefit of this involvement, and in particular if we were to lose the services of Julian R. Geiger, our Chairman and Chief Executive Officer, John S. Mills, our President and Chief Operating Officer or Christopher L. Finazzo, our Executive Vice President-Chief Merchandising Officer, our business could be adversely affected. In addition, Mr. Geiger and Mr. Finazzo maintain many of our vendor relationships, and the loss of either of them could negatively impact present vendor relationships. We currently have employment agreements with Mr. Geiger, Mr. Mills and Mr. Finazzo, which will expire in the next few years. We do not have employment agreements with any other members of our senior management team. You should refer to the section entitled "Management" for more information.

OUR FAILURE TO PROTECT OUR TRADEMARKS AEROPOSTALE(R) AND, TO A LESSER EXTENT, AERO(TM) ADEQUATELY COULD HAVE A NEGATIVE IMPACT ON OUR BRAND IMAGE AND LIMIT OUR ABILITY TO PENETRATE NEW MARKETS.

     We believe that our trademarks AEROPOSTALE(R) and/or to a lesser extent, AERO(TM) are integral to our logo-driven design strategy. We have obtained a federal registration of the AEROPOSTALE(R) trademark in the United States and have applied for or obtained registrations in most foreign countries in which our vendors are located. We use the term "AERO" in many constantly changing designs and logos even though we have not registered the mark or variation or combinations thereof for adult clothing. We cannot assure you that the registrations we obtained will prevent the imitation of our products or infringement of our intellectual property rights by others. If any third party imitates our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be materially adversely affected. Because we have not obtained federal registration for the AERO(TM) mark and have not registered the "AEROPOSTALE" mark in all categories or in all foreign countries in which we now or may in the future source or offer our merchandise, international expansion and our merchandising of non-apparel products using these marks could be limited.

     In addition, we cannot assure you that others will not try to block the manufacture, export or sale of our products as violative of their trademarks or other proprietary rights. Other entities may have rights to trademarks that contain the word "AERO" or may have registered similar or competing marks for apparel and accessories in foreign countries in which our vendors are located. Our applications for international registration of the AEROPOSTALE(R) mark have been rejected in a few countries in which our products are manufactured because third parties have already registered the mark for clothing in those countries. There may be other prior registrations in other foreign countries of which we are not aware. In all such countries it may be possible for any third party owner of the national trademark registration for "AEROPOSTALE" to enjoin the manufacture, sale or exportation of Aeropostale branded goods to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from or manufacture in less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those jurisdictions outside the United States.

OUR ABILITY TO ATTRACT CUSTOMERS TO OUR STORES DEPENDS HEAVILY ON THE SUCCESS OF THE SHOPPING MALLS IN WHICH WE ARE LOCATED.

     In order to generate customer traffic we must locate our stores in prominent locations within successful shopping malls. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls, or the success of individual shopping malls. Furthermore, factors beyond our control impact mall traffic, such as general economic conditions and consumer spending levels. A continued slowdown in the United States economy could negatively affect consumer spending and reduce mall traffic. A significant decrease in shopping mall traffic would have a material adverse effect on our results of operations.

THE EFFECTS OF WAR OR ACTS OF TERRORISM COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     The continued threat of terrorism, heightened security measures and military action in response to an act of terrorism has disrupted commerce and has intensified the uncertainty of the U.S. economy. Any further acts of terrorism or a future war may disrupt commerce and undermine consumer confidence which could negatively impact our sales revenue by causing consumer spending and/or mall traffic to decline. Furthermore, an act of terrorism or war, or the threat thereof, could negatively impact our business by interfering with our ability to obtain merchandise from foreign vendors. Inability to obtain merchandise from our foreign vendors or substitute suppliers at similar costs in a timely manner could adversely affect our operating results and financial condition.

OUR MARKET SHARE MAY BE ADVERSELY IMPACTED AT ANY TIME BY A SIGNIFICANT NUMBER OF COMPETITORS.

     The teen apparel market is highly competitive and is characterized by low barriers to entry. We compete against a diverse group of retailers, including national and local specialty retail stores, mass merchandisers, regional retail chains, traditional department stores and mail-order retailers. Many of our competitors are already established in markets that we have not penetrated. In addition, many of our competitors have many more stores in operation than us, and therefore greater national recognition than we do. Our market share and results of operations may be adversely impacted by this significant number of competitors.

                         RISKS RELATED TO THIS OFFERING

SHARES ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

     The number and timing of shares of common stock available for sale in the public market is limited by restrictions under federal securities laws and under agreements that we and each of our executive officers and directors and each of the selling stockholders have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares, subject to specified exceptions, for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, however, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. Upon completion of this offering we will have outstanding 36,402,994 shares of common stock. Of these shares, 25,702,704 shares, including the 6,085,000 shares sold in this offering, are freely tradeable. Subject to any restrictions under applicable law, the remaining 10,700,290 shares will be eligible for sale in the public market at various times commencing 90 days from the date of this prospectus. In addition, following the offering 4,840,336 shares of common stock may be issued pursuant to the exercise of stock options that are either outstanding or may be issued in the future.

CURRENTLY, A MAJORITY OF OUR DIRECTORS ARE DESIGNEES OF BEAR STEARNS MERCHANT BANKING, AND THEREFORE, SOME CORPORATE ACTIONS MAY NOT BE CONSUMMATED WITHOUT THE APPROVAL OF THESE DESIGNEES.

     Our stockholders' agreement provides that for so long as Bear Stearns Merchant Banking owns 9,408,200 shares of our voting common stock, it is entitled to designate a majority of the members of our board of directors. As of May 3, 2003, Bear Stearns held 11,735,674 shares of our common stock and has designated a majority of the members of our board of directors pursuant to the stockholders' agreement. In general, the designees of Bear Stearns Merchant Banking will be able to control most matters requiring board approval. These matters would include the approval of significant corporate transactions, including potential mergers, consolidations or sales of all or substantially all of our assets. This concentration of board representation may have the effect of impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquiror from making a tender offer for our shares. Upon completion of this offering, Bear Stearns Merchant Banking will own 6,735,674 shares of our common stock. Our stockholders' agreement provides that so long as Bear Stearns Merchant Banking owns 5,644,920 shares of our common stock, it shall be entitled to designate three members of our board of directors and therefore will still maintain some influence over the decisions of our board. Furthermore, the other designees of Bear Stearns Merchant Banking shall serve on our board of directors at least until our next annual meeting unless they resign or are removed in the interim.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE.

     Our common stock, which is listed on the New York Stock Exchange, has experienced significant price and volume fluctuations. Since our initial public offering in May 2002, our common stock price has ranged from $5.25 to $29.50. These fluctuations are likely to continue in the future. The market price of our common stock may decline below the price of the shares sold in this offering. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

                           FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. Except for historical information contained herein, the statements made in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

     - implementation of our growth strategy;

     - our ability to anticipate and respond to fashion trends;

     - competition in our market;

     - consumer spending patterns; and

     - economic conditions in general.

     In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Our stock trades on the New York Stock Exchange under the symbol "ARO." The following table sets forth the range of high and low sales prices of the common stock as reported on the New York Stock Exchange for each fiscal quarter since May 16, 2002, the effective date of our initial public offering. As of June 25, 2003 there were 44 stockholders of record. By including persons holding shares in broker accounts under street names, however, we estimate our shareholder base to be approximately 3,500.

FISCAL 2002                                                    HIGH     LOW
-----------                                                   ------   ------
Second Quarter (from May 16, 2002)..........................  $29.50   $13.80
Third Quarter...............................................   20.80     5.25
Fourth Quarter..............................................   15.45     9.64

FISCAL 2003                                                    HIGH     LOW
-----------                                                   ------   ------
First Quarter...............................................  $18.65   $ 9.66
Second Quarter (through June 24, 2003)......................   23.67    16.50

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In January 2002, we changed our fiscal year end from the Saturday closest to July 31st to the Saturday closest to January 31st of each year. The statement of income data for the fiscal years ended July 31, 1999, July 29, 2000, August 4, 2001 and February 1, 2003 and for the six months ended February 2, 2002 and the balance sheet data as of July 31, 1999, July 29, 2000, August 4, 2001, February 2, 2002 and February 1, 2003 are derived from audited financial statements. The statement of income data for the fiscal year ended August 1, 1998, and the balance sheet data as of August 1, 1998 are derived from the accounting records of our predecessor company and are not comparable to our statements in all respects due to, among other things, the omission of corporate overhead expense and provision for taxes, different accounting policies and the effect of purchase accounting. The statement of income data for the thirteen weeks ended May 4, 2002 and May 3, 2003 and the balance sheet data as of May 3, 2003 have been derived from unaudited condensed financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all normal recurring adjustments, which in the opinion of our management are necessary for these periods. Our results of operations for the thirteen weeks ended May 3, 2003 are not necessarily indicative of the results that may be expected for the entire year or for any future period. The fifty-two weeks ended February 2, 2002 and six months ended February 3, 2001 are unaudited and are presented for comparative purposes.

                                PREDECESSOR
                                  COMPANY
                                -----------
                                FISCAL YEAR
                                 ENDED(1)          FISCAL YEAR ENDED(2)            SIX MONTHS ENDED(3)
                                -----------   -------------------------------   -------------------------
                                 AUGUST 1,    JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,
                                   1998         1999       2000       2001         2001          2002
                                -----------   --------   --------   ---------   -----------   -----------
                                      (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF INCOME DATA:
Net sales.....................   $141,419     $152,506   $213,445   $304,767     $184,369      $284,040
Cost of sales, including
 certain buying, occupancy and
 warehousing expenses.........    111,735      110,489    151,973    218,618      124,611       180,054(4)
                                 --------     --------   --------   --------     --------      --------
Gross profit..................     29,684       42,017     61,472     86,149       59,758       103,986
Selling, general and
 administrative expenses......     28,157       32,406     45,680     65,918       34,469        55,169(4)
Store closing expenses(5).....         --           --         --        815           --            --
Amortization of negative
 goodwill.....................         --         (234)      (234)      (234)        (116)           --
                                 --------     --------   --------   --------     --------      --------
Income from operations........      1,527        9,845     16,026     19,650       25,405        48,817
Interest expense (income),
 net..........................         --           86        911      1,671        1,082           292
                                 --------     --------   --------   --------     --------      --------
Income before income taxes....      1,527        9,759     15,115     17,979       24,323        48,525
Provision for income taxes....         --        3,529      5,749      7,065        9,629        19,888
                                 --------     --------   --------   --------     --------      --------
Income from continuing
 operations...................      1,527        6,230      9,366     10,914       14,694        28,637
Gain (loss) on discontinued
 operations(6)................       (978)        (268)     2,002        405          388            --
Cumulative effect of
 accounting change(7).........         --           --         --         --           --         1,632
                                 --------     --------   --------   --------     --------      --------
Net income....................        549        5,962     11,368     11,319       15,082        30,269
Preferred dividends...........         --        1,235      1,040      1,048          508           574
                                 --------     --------   --------   --------     --------      --------
Net income available to common
 stockholders.................   $    549     $  4,727   $ 10,328   $ 10,271     $ 14,574      $ 29,695
                                 ========     ========   ========   ========     ========      ========
Basic net income (loss) per
 common share:(8)
 From continuing
   operations(9)..............   $   0.05     $   0.16   $   0.27   $   0.32     $   0.46      $   0.89
 From discontinued
   operations.................      (0.03)       (0.01)      0.06       0.01         0.01            --
 From cumulative accounting
   change.....................         --           --         --         --           --          0.05
                                 --------     --------   --------   --------     --------      --------
 Net income per share.........   $   0.02     $   0.15   $   0.33   $   0.33     $   0.47      $   0.94
                                 ========     ========   ========   ========     ========      ========


                                                              THIRTEEN WEEKS
                                 52 WEEKS     FISCAL YEAR         ENDED
                                   ENDED         ENDED      ------------------
                                FEBRUARY 2,   FEBRUARY 1,   MAY 4,     MAY 3,
                                  2002(2)       2003(2)      2002       2003
                                -----------   -----------   -------   --------
                                (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF INCOME DATA:
Net sales.....................   $404,438      $550,904     $85,130   $112,211
Cost of sales, including
 certain buying, occupancy and
 warehousing expenses.........    274,061(4)    388,301(4)   60,981(4)   81,961
                                 --------      --------     -------   --------
Gross profit..................    130,377       162,603      24,149     30,250
Selling, general and
 administrative expenses......     86,619(4)    110,506(4)   23,213(4)   26,967
Store closing expenses(5).....        815            --          --         --
Amortization of negative
 goodwill.....................       (117)           --          --         --
                                 --------      --------     -------   --------
Income from operations........     43,060        52,097         936      3,283
Interest expense (income),
 net..........................        877           (56)        (50)      (181)
                                 --------      --------     -------   --------
Income before income taxes....     42,183        52,153         986      3,464
Provision for income taxes....     17,326        20,863         394      1,352
                                 --------      --------     -------   --------
Income from continuing
 operations...................     24,857        31,290         592      2,112
Gain (loss) on discontinued
 operations(6)................         17            --          --         --
Cumulative effect of
 accounting change(7).........      1,632            --          --         --
                                 --------      --------     -------   --------
Net income....................     26,506        31,290         592      2,112
Preferred dividends...........      1,113           362         300         --
                                 --------      --------     -------   --------
Net income available to common
 stockholders.................   $ 25,393      $ 30,928     $   292   $  2,112
                                 ========      ========     =======   ========
Basic net income (loss) per
 common share:(8)
 From continuing
   operations(9)..............   $   0.75      $   0.90     $  0.01   $   0.06
 From discontinued
   operations.................         --            --          --         --
 From cumulative accounting
   change.....................       0.05            --          --         --
                                 --------      --------     -------   --------
 Net income per share.........   $   0.80      $   0.90     $  0.01   $   0.06
                                 ========      ========     =======   ========

                               PREDECESSOR
                                 COMPANY
                               -----------
                               FISCAL YEAR
                                ENDED(1)          FISCAL YEAR ENDED(2)            SIX MONTHS ENDED(3)
                               -----------   -------------------------------   -------------------------
                                AUGUST 1,    JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,
                                  1998         1999       2000       2001         2001          2002
                               -----------   --------   --------   ---------   -----------   -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
Diluted net income (loss) per
 common share:(8)
 From continuing
   operations(9).............   $   0.05     $   0.15   $   0.24   $   0.28     $   0.40      $   0.78
 From discontinued
   operations................      (0.03)       (0.01)      0.06       0.01         0.01            --
 From cumulative accounting
   change....................         --           --         --         --           --          0.05
                                --------     --------   --------   --------     --------      --------
 Net income per share........   $   0.02     $   0.14   $   0.30   $   0.29     $   0.41      $   0.83
                                ========     ========   ========   ========     ========      ========
Basic weighted average shares
 outstanding.................     31,047       31,048     31,069     31,339       31,183        31,633
Diluted weighted average
 shares outstanding..........     31,047       34,497     34,693     35,465       35,177        36,000
SELECTED OPERATING DATA:
Number of stores open at end
 of period...................        119          129        178        252          224           278
Comparable store sales
 increase(10)................       10.7%         5.5%      14.5%       8.7%        14.5%         23.0%
Average store sales (in
 thousands)(11)..............   $  1,194     $  1,258   $  1,372   $  1,360     $    872      $  1,028
Average square footage per
 store(12)...................      3,719        3,687      3,548      3,437        3,460         3,463
Sales per square foot(13)....   $    317     $    339   $    380   $    392     $    250      $    297


                                                             THIRTEEN WEEKS
                                52 WEEKS     FISCAL YEAR         ENDED
                                  ENDED         ENDED      ------------------
                               FEBRUARY 2,   FEBRUARY 1,   MAY 4,     MAY 3,
                                 2002(2)       2003(2)      2002       2003
                               -----------   -----------   -------   --------
                               (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
Diluted net income (loss) per
 common share:(8)
 From continuing
   operations(9).............   $   0.66      $   0.82     $  0.01   $   0.05
 From discontinued
   operations................         --            --          --         --
 From cumulative accounting
   change....................       0.05            --          --         --
                                --------      --------     -------   --------
 Net income per share........   $   0.71      $   0.82     $  0.01   $   0.05
                                ========      ========     =======   ========
Basic weighted average shares
 outstanding.................     31,567        34,387      32,652     35,422
Diluted weighted average
 shares outstanding..........     35,879        37,854      36,458     38,470
SELECTED OPERATING DATA:
Number of stores open at end
 of period...................        278           367         292        387
Comparable store sales
 increase(10)................       15.5%          6.6%       22.0%       1.8%
Average store sales (in
 thousands)(11)..............   $  1,521      $  1,651     $   298   $    297
Average square footage per
 store(12)...................      3,463         3,541       3,479      3,532
Sales per square foot(13)....   $    456      $    471     $    86   $     84

                               PREDECESSOR
                                 COMPANY
                                  AS OF                                 AS OF                                 AS OF
                               -----------   -----------------------------------------------------------   -----------
                                AUGUST 1,    JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 2,   FEBRUARY 1,     MAY 4,
                                  1998         1999       2000       2001         2002          2003          2002
                               -----------   --------   --------   ---------   -----------   -----------   -----------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..............   $ 19,833     $ 22,028   $  8,186   $ 10,810     $ 38,181      $ 86,791      $ 36,355
Total assets.................     56,234       58,899     93,539    121,128      146,927       223,032       138,268
6% Series A exchangeable
 redeemable preferred
 stock.......................         --        4,885         --         --           --            --            --
12 1/2% Series B redeemable
 preferred stock.............         --        7,070      7,995      9,043        9,617            --            --
Total debt...................     57,396(14)      565     26,987     35,267           --            --        27,532
Total stockholders' equity
 (deficit)...................    (13,790)       5,676     16,006     26,290       60,190       127,959        61,262


                                  AS OF
                               -----------
                                 MAY 3,
                                  2003
                               -----------

BALANCE SHEET DATA:
Working capital..............   $ 87,709
Total assets.................    225,548
6% Series A exchangeable
 redeemable preferred
 stock.......................         --
12 1/2% Series B redeemable
 preferred stock.............         --
Total debt...................         --
Total stockholders' equity
 (deficit)...................    132,276

---------------

 (1) We derived the results of operations of our predecessor company from the accounting records of Federated Department Stores, Inc. Prior to August 3, 1998, when we were sold by Federated, we were included in its consolidated financial statements and no corporate expenses or taxes were allocated to our financial statements. In addition, our predecessor company's financial statements were prepared based on different accounting policies, and do not reflect the effect of purchase accounting. Therefore, our results of operations could have been materially different if we were reported as a standalone company at that time. Net income per common share was calculated using the number of outstanding shares at August 3, 1998.

 (2) Our results of operations for fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented in this document. In January 2002, we changed our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year.

 (3) Our results of operations for the six months ended February 3, 2001 included 27 weeks compared to 26 weeks for the six months ended February 2, 2002.

 (4) On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense related to such grant totaled approximately $8,445,000, of which $845,000 was recorded in cost of sales and $3,127,000 was recorded in selling, general and administrative expenses in the six months and the fifty-two weeks ended February 2, 2002. The remaining $4,473,000 of equity based compensation related to such grant was recorded in fiscal 2002 as follows: $132,000 was recorded in cost of sales and $488,000 was recorded in selling, general and administrative expenses for the thirteen weeks ended May 4, 2002; $18,000 was recorded in cost of sales and $65,000 was recorded in selling, general and administrative expenses for the thirteen weeks ended August 3, 2002; and the unamortized balance of approximately $3,770,000 associated with the expense was recognized upon the immediate vesting of options upon the consummation of our initial public offering and recorded in the thirteen weeks ended August 3, 2002, of which $802,000 was recorded in cost of sales and $2,968,000 was recorded in selling, general and administrative expenses.

 (5) Reflects charge incurred in connection with the closing of seven aero kids concept stores.

 (6) On February 25, 2000, we decided to discontinue our Chelsea Cambell specialty store business and we closed all Chelsea Cambell stores by the end of December 2000. The operating results of this segment for all years have been reclassified as discontinued operations.

 (7) On August 5, 2001, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles. With the adoption, the remaining balance of negative goodwill was recorded as cumulative effect of accounting change.

 (8) All per share information reflects a 376.328-for-1 split of all of our common stock which we effected on May 10, 2002.

 (9) Income from continuing operations per share has been computed after deducting preferred dividends.

(10) Our comparable store sales percentages are based on net sales. Stores are considered comparable beginning on the first day of the fiscal month following the fourteenth full fiscal month of sales.

(11) Our average store sales are based on total net sales divided by the weighted average of all stores open for the entire period.

(12) Our average square footage per store is based on all open stores at the end of the period.

(13) Our sales per square foot consists of total net sales, divided by the weighted average of gross square footage of all stores open for the entire period.

(14) Represents intercompany debt to our former parent company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     The Aeropostale brand was established by R.H. Macy & Co., Inc. as a department store private label initiative in the early 1980s targeting men in their twenties. As a result of the label's initial success, Macy's opened the first mall-based Aeropostale specialty store in 1987. Over the next decade, Macy's and then its current parent company, Federated Department Stores, Inc., continued new store expansion and opened over 100 stores. In 1996, Federated hired Julian Geiger as Chief Executive Officer of its specialty store division which included Aeropostale and a specialty store concept that targeted career women, which was renamed Chelsea Cambell after we became an independent company. Julian Geiger and management subsequently determined that there was significant opportunity for Aeropostale to increase its merchandise offering for young women, whom we recognized as the fastest-growing target demographic. Additionally, we decided to position our merchandise assortment as more mainstream, active-oriented casual wear to attract a broader customer base. In August 1998, Federated sold its specialty store division to our management team and Bear Stearns Merchant Banking.

     Bear Stearns Merchant Banking and our management team led by Julian Geiger believed that an opportunity existed to grow our concept nationally by leveraging our profitable new store model and merchandising strategy. We undertook a number of initiatives to establish the independence of our business, including hiring additional senior management, investing in infrastructure and strengthening vendor relationships. Subsequently, we discontinued the operations of Chelsea Cambell to focus solely on our core brand. Our strong operating results reflect the initiatives taken by our management team, as well as the increasing acceptance of our brand and merchandise. Since August 3, 1998, we have increased our store count by 268 to 387 stores in 38 states as of May 3, 2003. From the end of fiscal 1998 through fiscal 2002, we have increased net sales from approximately $141.4 million to approximately $550.9 million. Our sales per square foot also grew from $317 to $471 from the end of fiscal 1998 through fiscal 2002. Furthermore, we achieved comparable store sales growth of 5.5% for fiscal 1999, 14.5% for fiscal 2000, 8.7% for fiscal 2001, 15.5% for the fifty-two weeks ended February 2, 2002 and 6.6% for fiscal 2002.

     On May 21, 2002, we completed an initial public offering of 14,375,000 shares of common stock, of which 1,875,000 were offered by us and 12,500,000 shares were offered by certain selling stockholders at a price to the public of $18.00 per share. Upon completing the offering, net proceeds of $31.4 million and $209.3 million were distributed to us and our selling stockholders, respectively. In connection with our initial public offering, all of our outstanding shares of non-voting common stock were converted into approximately 1,851,000 shares of common stock. We used approximately $10.0 million of the approximately $31.4 million of the net proceeds we received to redeem all of the outstanding shares of 12 1/2% Series B redeemable preferred stock and pay all accrued and unpaid dividends thereon. We used the remainder of the net proceeds for new store openings, working capital and general corporate purposes.

GENERAL

     We elected to change our fiscal year from a 52/53 week year that ends on the Saturday nearest to July 31 to a 52/53 week year that ends on the Saturday nearest to January 31, effective for the transition period ended on February 2, 2002. For tax purposes, we retained our July year-end. As used herein, fiscal 2002 refers to the fiscal year ended February 1, 2003, fiscal 2001 refers to the fiscal year ended August 4, 2001 and fiscal 2000 refers to the fiscal year ended July 29, 2000. All references to amounts related to the six months ended February 3, 2001, fifty-two weeks ended February 2, 2002 and the thirteen weeks ended May 4, 2002 and May 3, 2003 are unaudited. The six months ended February 2, 2002 had twenty-six weeks while the six months ended February 3, 2001 had twenty-seven weeks.

     Net sales. Net sales consist of sales from comparable stores and non-comparable stores. A store is not included in comparable store sales until the first day of the fiscal month following the fourteenth full fiscal month of sales. Non-comparable store sales include sales in the current fiscal year from our stores opened during the previous fiscal year before they are considered comparable stores and new stores opened during the current fiscal year. In addition, all sales generated from stores that we have closed and through our arrangements with colleges and universities for organized sales events are included in non-comparable store sales.

     Cost of sales. Cost of sales includes the cost of merchandise, distribution and warehousing, freight from the distribution center and warehouse to the stores, payroll for our design, buying and merchandising personnel and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance, real estate taxes, utilities, repairs, maintenance and depreciation. On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense totaled approximately $8.4 million of which approximately $1.8 million was recorded in cost of sales. We recorded equity based compensation expense of approximately $0.8 million in cost of sales for the six months ended February 2, 2002 and the fifty-two weeks ended February 2, 2002, approximately $0.1 million in cost of sales for the thirteen weeks ended May 4, 2002 and approximately $18,000 in cost of sales for the thirteen weeks ended August 3, 2002. We incurred additional amortization for equity based compensation of approximately $0.8 million for the thirteen weeks ended August 3, 2002, as a result of the acceleration of the unamortized balance of such equity based compensation associated with the immediate vesting of options upon the consummation of the initial public offering.

     Selling, general and administrative expenses. Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, other than for our design, buying and merchandising personnel, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses. Corporate level expenses are primarily attributable to our corporate offices in New York, New York, and Wayne, New Jersey. On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense totaled approximately $8.4 million, of which approximately $6.6 million was recorded in selling, general and administrative expense. We recorded equity based compensation expenses of approximately $3.1 million in selling, general and administrative expenses for the six months ended February 2, 2002 and the fifty-two weeks ended February 2, 2002 and approximately $0.5 million in selling, general and administrative expenses for the thirteen weeks ended May 4, 2002 and approximately $0.1 million for the thirteen weeks ended August 3, 2002. We incurred additional amortization for equity based compensation of approximately $2.9 million for the thirteen weeks ended August 3, 2002, as a result of the acceleration of the unamortized balance of such equity based compensation associated with the immediate vesting of options upon the consummation of the initial public offering.

     Store closing expenses. In fiscal 2000, we tested a new store concept by opening seven aero kids stores which targeted children 6 to 12 years old. Although the concept showed growth potential, we decided that there was significant expansion opportunity for our core Aeropostale store format, and we determined to focus our resources solely on this concept. We recorded a noncash charge of approximately $0.8 million in fiscal 2001 to reflect the write-down of leasehold improvements and store fixtures and equipment to the net realizable value and subsequently closed the seven aero kids stores by October 2001.

     Interest expense (income), net. Interest expense, net of interest income, includes interest relating to our revolving credit facility and amortization of financing intangibles. Our interest expense is generally offset by interest income from investments in institutional money market funds.

     Discontinued operations. On February 25, 2000, we decided to discontinue our Chelsea Cambell specialty store business and we closed all Chelsea Cambell stores by the end of December 2000. The operating results of this segment for all years have been reclassified as discontinued operations.

     Cumulative effect of accounting change. On August 5, 2001, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, which requires companies to no longer amortize negative goodwill. The cumulative effect of this change resulted in a gain of $1.6 million in the six months ended February 2, 2002 and the fifty-two week period ended February 2, 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our consolidated financial statements.

     We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates except for the change in estimated useful lives in fiscal 2001 described in Note 2 to the consolidated financial statements.

     Our accounting policies are more fully described in Note 2 to the consolidated financial statements, located elsewhere in this prospectus. We have identified certain critical accounting policies which require significant management estimates and are described below.

     Merchandise inventory. Inventory consists of finished goods and is valued utilizing the cost method at the lower of cost or market on a first-in, first-out basis. We make certain assumptions to adjust inventory based on historical experience and current information in order to assess that inventory is recorded properly at the lower of cost or market. These assumptions can have a significant impact on current and future operating results and financial position.

     Finite-lived assets. In evaluating the fair value and future benefits of finite-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related finite-lived assets and reduce their carrying value by the excess, if any, of the result of such calculation. We believe at this time that the finite-lived assets' carrying values and useful lives continues to be appropriate.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations expressed as a percentage of total net sales for the period indicated:

                                                                                                FISCAL      THIRTEEN WEEKS
                             FISCAL YEAR ENDED(1)      SIX MONTHS ENDED(2)       52 WEEKS        YEAR            ENDED
                             --------------------   -------------------------      ENDED         ENDED      ---------------
                             JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,   FEBRUARY 2,   FEBRUARY 1,   MAY 4,   MAY 3,
                               2000       2001         2001          2002         2002(1)       2003(1)      2002     2003
                             --------   ---------   -----------   -----------   -----------   -----------   ------   ------
Net sales..................   100.0%      100.0%       100.0%        100.0%        100.0%        100.0%     100.0%   100.0%
Gross profit...............    28.8        28.3         32.4          36.6          32.2          29.5       28.4     27.0
Selling, general and
  administrative
  expenses.................    21.4        21.6         18.7          19.4          21.4          20.1       27.3     24.0
Store closing expenses.....      --         0.3           --            --           0.2            --         --       --
Amortization of negative
  goodwill.................    (0.1)       (0.1)        (0.1)           --            --            --         --       --
                              -----       -----        -----         -----         -----         -----      -----    -----
Income from operations.....     7.5         6.4         13.8          17.2          10.6           9.5        1.1      2.9
Interest expense (income),
  net......................     0.4         0.5          0.6           0.1           0.2          (0.0)      (0.1)    (0.2)
                              -----       -----        -----         -----         -----         -----      -----    -----
Income before income
  taxes....................     7.1         5.9         13.2          17.1          10.4           9.5        1.2      3.1
Provision for income
  taxes....................     2.7         2.3          5.2           7.0           4.3           3.8        0.5      1.2
                              -----       -----        -----         -----         -----         -----      -----    -----
Income from continuing
  operations...............     4.4         3.6          8.0          10.1           6.1           5.7        0.7      1.9
Gain on discontinued
  operations...............     0.9         0.1          0.2            --            --            --         --       --
Cumulative effect of
  accounting change........      --          --           --           0.6           0.4            --         --       --
                              -----       -----        -----         -----         -----         -----      -----    -----
Net income.................     5.3%        3.7%         8.2%         10.7%          6.6%          5.7%       0.7%     1.9%
                              =====       =====        =====         =====         =====         =====      =====    =====

---------------

(1) Our results of operations for fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented in this table.

(2) Our results of operations for the six months ended February 3, 2001 included 27 weeks compared to 26 weeks for the six months ended February 2, 2002.

THIRTEEN WEEKS ENDED MAY 3, 2003 COMPARED TO THIRTEEN WEEKS ENDED MAY 4, 2002

     Net sales. Our net sales for the thirteen weeks ended May 3, 2003 increased to approximately $112.2 million from approximately $85.1 million for the thirteen weeks ended May 4, 2002, an increase of approximately $27.1 million. Of this increase, comparable store sales contributed approximately $1.5 million and non-comparable store sales contributed approximately $25.6 million. Comparable store sales increased by 1.8% for the thirteen weeks ended May 3, 2003, compared to an increase of 22.0% in comparable store sales in the thirteen weeks ended May 4, 2002. This increase was primarily due to higher comparable sales in the young women's and accessories categories. The increase in non-comparable store sales was primarily due to 95 net new stores open at the end of the thirteen weeks ended May 3, 2003 as compared to the prior period.

     Gross profit. Our gross profit increased approximately $6.1 million in the thirteen weeks ended May 3, 2003 to approximately $30.2 million from approximately $24.1 million for the thirteen weeks ended May 4, 2002. As a percentage of net sales, gross profit decreased to 27.0% from 28.4% during these periods. This decrease is primarily attributable to a decrease in our merchandise margins primarily in the young women's and young men's category of approximately 1.8% due to an increase in promotional markdowns as compared to the prior period. This decrease in gross profit was partially offset by the leveraging of occupancy costs. Included in cost of sales during the thirteen weeks ended May 4, 2002 is a charge of approximately $0.1 million for equity based compensation.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $3.8 million for the thirteen weeks ended May 3, 2003 to approximately $27.0 million from approximately $23.2 million for the thirteen weeks ended May 4, 2002. On an absolute dollar basis, this increase was due to an approximate $4.4 million increase in payroll related costs that resulted from new store growth. Additionally, we incurred an approximate $1.1 million increase in operational costs, primarily attributable to the growth of the business. This increase was offset by an approximate $1.2 million decrease in incentive bonus programs and an approximate $0.9 million decrease in marketing expenses. Included in selling, general and administrative expenses for the thirteen weeks ended May 4, 2002 is a charge of approximately $0.5 million for equity based compensation. As a percent of net sales, selling, general and administrative expenses decreased to 24.0% from 27.3%. This decrease was attributable to a reduction in incentive bonus programs and a decrease in marketing expenses.

     Interest income, net. Our net interest income for the thirteen weeks ended May 3, 2003 was approximately $0.2 million compared to net interest income of approximately $0.1 million for the thirteen weeks ended May 4, 2002. The increase is attributable to higher cash balances for the thirteen weeks ended May 3, 2003 compared to the thirteen weeks ended May 4, 2002.

     Income taxes. Our effective tax rate of 39.0% for the thirteen weeks ended May 3, 2003 compares to an effective tax rate of 40.0% for the thirteen weeks ended May 4, 2002. This decrease was due to a reduction in our effective state tax rate. We recorded an accrual in the thirteen weeks ended May 4, 2002 for additional tax exposures.

     Net income. Our net income was approximately $2.1 million for the thirteen weeks May 3, 2003 compared to net income of approximately $0.6 million in the thirteen weeks ended May 4, 2002.

FISCAL 2002 COMPARED TO FIFTY-TWO WEEKS ENDED FEBRUARY 2, 2002

     Net sales. Our net sales for fiscal 2002 increased to approximately $550.9 million from approximately $404.4 million in the fifty-two weeks ended February 2, 2002, an increase of approximately $146.5 million. Of this increase, comparable store sales contributed approximately $24.7 million and non-comparable store sales contributed approximately $121.8 million. Comparable store sales increased by 6.6% for fiscal 2002, compared to an increase of 15.5% in comparable store sales in the fifty-two weeks ended February 2, 2002. This increase was due to higher comparable sales in the young women's and accessories categories, with young men's comparable sales essentially unchanged. The increase in non-comparable store sales was primarily due to the 89 net new stores open at the end of fiscal 2002 as compared to the prior period.

     Gross profit. Our gross profit increased approximately $32.2 million for fiscal 2002 to approximately $162.6 million from approximately $130.4 million in the fifty-two weeks ended February 2, 2002. As a percentage of net sales, gross profit decreased to 29.5% from 32.2% during these periods. This decrease is primarily attributable to a decrease in our merchandise margins, primarily in the young women's and men's categories of approximately 3.3%, due to an increase in promotional markdowns. This decrease in gross profit was partially offset by lower occupancy costs of approximately 0.9%. Included in cost of sales is a charge for equity based compensation of approximately $1.0 million for fiscal 2002 and approximately $0.8 million for the fifty-two weeks ended February 2, 2002.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $23.9 million for fiscal 2002 to approximately $110.5 million from approximately $86.6 million in the fifty-two weeks ended February 2, 2002. On an absolute dollar basis, this increase was due to an approximate $18.9 million increase in payroll and store transaction costs that resulted from new store growth. In addition, marketing expense increased approximately $3.0 million. We also incurred a charge of approximately $3.5 million and $3.1 million for equity based compensation for fiscal 2002 and the fifty-two weeks ended February 2, 2002, respectively. As a percentage of net sales, selling, general and administrative expenses decreased to 20.1% from 21.4%. This decrease was attributable to a reduction in incentive bonus programs and leveraging of corporate and store line expenses as compared to the prior year.

     Interest expense (income). Our net interest income was approximately $0.1 million for fiscal 2002, compared to net interest expense of approximately $0.9 million for the fifty-two weeks ended February 2, 2002, primarily due to lower average borrowings.

     Income taxes. Our effective tax rate of 40.0% for fiscal 2002 compares to an effective tax rate of 41.1% for the fifty-two weeks ended February 2, 2002. We recorded an accrual in the fifty-two weeks ended February 2, 2002 for additional tax exposures.

     Income from continuing operations. Our income from continuing operations increased approximately $6.4 million for fiscal 2002 to $31.3 million compared to income from continuing operations of approximately $24.9 million for the fifty-two weeks ended February 2, 2002. This increase was primarily due to increased sales and gross profit, partially offset by an increase in selling, general and administrative expenses related to new store growth.

     Gain on discontinued operations. All Chelsea Cambell stores were closed by the end of December 2000. Therefore, no activity occurred during fiscal 2002. For the fifty-two weeks ended February 2, 2002, our Chelsea Cambell stores had net income of approximately $17,000.

     Net income. Our net income was approximately $31.3 million for fiscal 2002, compared to approximately $26.5 million for the fifty-two weeks ended February 2, 2002. On August 5, 2001, we adopted SFAS No. 142, Goodwill and Other Intangibles, which require companies to no longer amortize negative goodwill. The cumulative effect of this change in accounting principle resulted in a gain of $1.6 million in the fifty-two weeks ended February 2, 2002.

SIX MONTHS ENDED FEBRUARY 2, 2002 COMPARED TO SIX MONTHS ENDED FEBRUARY 3, 2001

     Net sales. Our net sales for the six months ended February 2, 2002 increased to approximately $284.0 million from approximately $184.4 million for the six months ended February 3, 2001, an increase of approximately $99.6 million. Of this increase, comparable store sales contributed approximately $37.4 million and non-comparable store sales contributed approximately $62.2 million. Of the net sales for the six months ended February 2, 2002, approximately $2.7 million were generated during the extra week included in that period. Comparable store sales increased by 23.0% for the six months ended February 2, 2002 compared to an increase of 14.5% in comparable store sales in the six months ended February 3, 2001. This increase was due to higher comparable sales of young women's merchandise and accessories, with young men's comparable sales essentially unchanged. The increase in non-comparable store sales was primarily due to 54 more stores open at the end of the six months ended February 2, 2002 as compared to the prior period.

     Gross profit. Our gross profit increased approximately $44.2 million for the six months ended February 2, 2002 to approximately $104.0 million from approximately $59.8 million for the six months ended February 3, 2001. As a percentage of net sales, gross profit increased to 36.6% from 32.4% during these periods. This increase is primarily attributable to an approximate 2.8% increase in merchandise margins due to a shift in our merchandise mix as we sold a greater percentage of young women's apparel, which has higher margins than young men's merchandise. Furthermore, occupancy and payroll costs, which are relatively fixed, were lower as a percentage of net sales than in the prior period which caused margins to increase. Included in cost of sales during the six months ended February 2, 2002 is an approximate $0.8 million charge for equity based compensation.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $20.7 million for the six months ended February 2, 2002 to approximately $55.2 million from approximately $34.5 million for the six months ended February 3, 2001. This increase was partially due to an approximate $11.7 million increase in payroll expenses that resulted from new store growth in addition to compensation costs incurred in connection with incentive bonus programs. Furthermore, we incurred an approximate $3.1 million charge for equity based compensation during the six months ended February 2, 2002. As a percent of net sales, selling, general and administrative expenses increased to 19.4% from 18.7%. This increase as a percentage of sales volume was due to the charge for equity based compensation, partially offset by an increased leverage of store payroll.

     Interest expense. Our interest expense decreased approximately $0.8 million, from approximately $1.1 million for the six months ended February 3, 2001 to approximately $0.3 million for the six months ended February 2, 2002 primarily due to lower average borrowings.

     Income taxes. Our effective tax rate of 41.0% for the six months ended February 2, 2002 compares to an effective tax rate of 39.6% for the six months ended February 3, 2001. Our effective tax rate increased as a result of the increase in our federal tax rate, partially offset by the elimination of the negative goodwill amortization.

     Income from continuing operations. Our income from continuing operations increased approximately $13.9 million for the six months ended February 2, 2002 to approximately $28.6 million from approximately $14.7 million for the six months ended February 3, 2001. This increase was primarily due to increased sales and gross profit, partially offset by equity based compensation expense incurred in the six months ended February 2, 2002.

     Gain on discontinued operations. All Chelsea Cambell stores were closed by the end of December 2000. Thus, no activity occurred during the six months ended February 2, 2002. During the six months ended February 3, 2001, our Chelsea Cambell stores had net sales of approximately $2.9 million and expenses of approximately $2.5 million.

     Net income. Our net income increased by approximately $15.2 million to approximately $30.3 million in the six months ended February 2, 2002 from approximately $15.1 million in the six months ended February 3, 2001. As a percentage of net sales, net income increased to 10.7% from 8.2% during these periods.

FISCAL 2001 COMPARED TO FISCAL 2000

     Net sales. Our net sales for fiscal 2001 increased to approximately $304.8 million from approximately $213.4 million in fiscal 2000, an increase of approximately $91.4 million. Of this increase, comparable store sales contributed approximately $17.1 million and non-comparable store sales contributed approximately $74.3 million. Comparable store sales increased by 8.7% in fiscal 2001, compared to an increase of 14.5% in comparable store sales in fiscal 2000. This increase was due to higher comparable sales of young women's merchandise and accessories, partially offset by a decrease in young men's comparable sales. The increase in non-comparable store sales was primarily due to an increase in our store count by 74 stores in fiscal 2001.

     Gross profit. Our gross profit increased approximately $24.6 million in fiscal 2001 to approximately $86.1 million from approximately $61.5 million for fiscal 2000. As a percentage of net sales, gross profit decreased to 28.3% from 28.8% during these periods. This decrease was primarily attributable to lower merchandise margins of approximately 0.5% due to higher markdowns across all merchandise categories.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $20.2 million in fiscal 2001 to approximately $65.9 million from approximately $45.7 million in fiscal 2000. Our payroll expenses increased by approximately $14.7 million in fiscal 2001 over the prior fiscal year principally as a result of new store growth, in addition to compensation costs incurred in connection with incentive bonus programs. The remaining increase was due to variable sales expenses. In addition, part of this increase was attributable to increased marketing initiatives for which we spent approximately $2.2 million in fiscal 2001 as compared to approximately $1.1 million in fiscal 2000. As a percentage of net sales, selling, general and administrative expenses increased to 21.6% in fiscal 2001 from 21.4% in fiscal 2000.

     Interest expense. Our interest expense increased by approximately $0.8 million from approximately $0.9 million in fiscal 2000 to approximately $1.7 million in fiscal 2001 primarily due to higher seasonal borrowings necessitated by our higher store count.

     Income taxes. Our effective tax rate of 39.3% in fiscal 2001 compares to an effective tax rate of 38.0% in fiscal 2000. This increase was the result of an increase in income in states with higher tax rates.

     Income from continuing operations. Our income from continuing operations increased approximately $1.5 million in fiscal 2001 to approximately $10.9 million from approximately $9.4 million in fiscal 2000. This increase was primarily due to increased sales and gross profit.

     Gain on discontinued operations. In fiscal 2001, we recognized a gain of approximately $0.4 million from the discontinuation of our Chelsea Cambell business after having recognized a gain of approximately $2.0 million in fiscal 2000. The amount recognized in fiscal 2001 represents actual amounts compared to estimated loss on disposal for fiscal 2000.

     Net income. Our net income in fiscal 2001 decreased to approximately $11.3 from approximately $11.4 million in fiscal 2000, a decrease of approximately $0.1 million. As a percentage of net sales, net income decreased to 3.7% from 5.3% during these periods.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth our historical unaudited quarterly consolidated statements of operations data for each of the eleven fiscal quarters ended May 3, 2003, and such information expressed as a percentage of our revenue. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The per share amounts in the table below are calculated independently for each thirteen-week period presented. The sum of the thirteen weeks may not equal the full year per share amounts.

                                     FISCAL 2001                  TRANSITION PERIOD
                       ---------------------------------------   -------------------

                                                                   THIRTEEN WEEKS
                                THIRTEEN WEEKS ENDED                    ENDED
                       ---------------------------------------   -------------------
                       OCT. 28,   FEB. 3,    MAY 5,    AUG. 4,   NOV. 3,    FEB. 2,
                         2000     2001(1)     2001      2001       2001       2002
                       --------   --------   -------   -------   --------   --------
                                              (IN THOUSANDS)
STATEMENT OF
 OPERATIONS DATA:
Net sales............  $76,831    $107,538   $56,629   $63,769   $126,019   $158,021
Gross profit.........   25,750      34,008    12,458    13,933     48,934     55,052(2)
Income (loss) from
 continuing
 operations..........    6,007       8,687    (2,049)   (1,731)    14,727     13,910(2)
Gain on discontinued
 operations..........       --         388         2        15         --         --
Net income (loss)....  $ 6,007    $  9,075   $(2,047)  $(1,716)  $ 16,359(3) $ 13,910

                                                                   FISCAL
                                     FISCAL 2002                    2003
                       ----------------------------------------   --------
                                                                  THIRTEEN
                                                                   WEEKS
                                 THIRTEEN WEEKS ENDED              ENDED
                       ----------------------------------------   --------
                       MAY 4,    AUG. 3,    NOV. 2,    FEB. 1,     MAY 3,
                        2002      2002        2002       2003       2003
                       -------   -------    --------   --------   --------
                                         (IN THOUSANDS)
STATEMENT OF
 OPERATIONS DATA:
Net sales............  $85,130   $90,141    $169,210   $206,423   $112,211
Gross profit.........   24,149(2)  24,094(2)   50,902    63,458     30,250
Income (loss) from
 continuing
 operations..........      592(2)  (1,978)(2)   15,001   17,675      3,283
Gain on discontinued
 operations..........       --        --          --         --         --
Net income (loss)....  $   592   $(1,978)   $ 15,001   $ 17,675   $  2,112

                                                   FISCAL 2001                TRANSITION PERIOD
                                      -------------------------------------   ------------------

                                                                                THIRTEEN WEEKS
                                              THIRTEEN WEEKS ENDED                  ENDED
                                      -------------------------------------   ------------------
                                      OCT. 28,   FEB. 3,   MAY 5,   AUG. 4,   NOV. 3,    FEB. 2,
                                        2000     2001(1)    2001     2001      2001       2002
                                      --------   -------   ------   -------   -------    -------
AS A PERCENTAGE OF NET SALES:
Net sales...........................    100.0%    100.0%   100.0%    100.0%    100.0%     100.0%
Gross profit........................     33.5      31.6     22.0      21.8      38.8       34.8
Income (loss) from continuing
 operations.........................      7.8       8.1     (3.6)     (2.7)     11.7        8.8
Net income (loss)...................      7.8       8.4     (3.6)     (2.7)     13.0        8.8
DILUTED INCOME (LOSS) PER SHARE:
From continuing operations..........   $ 0.17    $ 0.24    $(0.07)  $(0.06)   $ 0.40     $ 0.38
From discontinued operations........       --      0.01       --        --        --         --
From cumulative accounting change...       --        --       --        --      0.05(3)      --
                                       ------    ------    ------   ------    ------     ------
Net income (loss)...................   $ 0.17    $ 0.25    $(0.07)  $(0.06)   $ 0.45     $ 0.38
                                       ------    ------    ------   ------    ------     ------
SELECTED OPERATING DATA:
Comparable store sales increase
 (decrease).........................     12.7%     15.9%     3.4%     (0.4)%    22.8%      23.1%

                                                                              FISCAL
                                                  FISCAL 2002                  2003
                                      ------------------------------------   --------
                                                                             THIRTEEN
                                                                              WEEKS
                                              THIRTEEN WEEKS ENDED            ENDED
                                      ------------------------------------   --------
                                      MAY 4,   AUG. 3,   NOV. 2,   FEB. 1,    MAY 3,
                                       2002     2002      2002      2003       2003
                                      ------   -------   -------   -------   --------
AS A PERCENTAGE OF NET SALES:
Net sales...........................  100.0%    100.0%    100.0%    100.0%     100.0%
Gross profit........................   28.4      26.7      30.1      30.7       27.0
Income (loss) from continuing
 operations.........................    0.7      (2.2)      8.9       8.6        1.9
Net income (loss)...................    0.7      (2.2)      8.9       8.6        1.9
DILUTED INCOME (LOSS) PER SHARE:
From continuing operations..........  $0.01    $(0.06)   $ 0.39    $ 0.46     $ 0.05
From discontinued operations........     --        --        --        --         --
From cumulative accounting change...     --        --        --        --         --
                                      ------   ------    ------    ------     ------
Net income (loss)...................  $0.01    $(0.06)   $ 0.39    $ 0.46     $ 0.05
                                      ------   ------    ------    ------     ------
SELECTED OPERATING DATA:
Comparable store sales increase
 (decrease).........................   22.0%     11.2%      5.0%      0.3%       1.8%

---------------

(1) The fiscal quarter ended February 3, 2001 included 14 calendar weeks.

(2) On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense totaled approximately $8,445,000, of which $845,000 was recorded in cost of sales and $3,127,000 was recorded in selling, general and administrative expenses in the six months and the fifty two weeks ended February 2, 2002. The remaining $4,473,000 of equity based compensation related to such grant was recorded in fiscal 2002 as follows: $132,000 was recorded in cost of sales and $488,000 was recorded in selling, general and administrative expenses for the thirteen weeks ended May 4, 2002; $18,000 was recorded in cost of sales and $65,000 was recorded in selling, general and administrative expenses for the thirteen weeks ended August 3, 2002; and the unamortized balance of approximately $3,770,000 associated with the expense was recognized upon the immediate vesting of options upon the consummation of our initial public offering and recorded in the thirteen weeks ended August 3, 2002, of which $802,000 was recorded in cost of sales and $2,968,000 was recorded in selling, general and administrative expenses.

(3) On August 5, 2001, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles. With the adoption, we recorded income from cumulative effect of such accounting change of $1.6 million.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash requirements are primarily for working capital, the construction of new stores, the remodeling of existing stores, and the investment in our information systems. Historically, we have met these cash requirements through cash flow from operations and borrowings under our credit facility with Fleet Retail Finance, Inc. At May 3, 2003, we had working capital of approximately $87.7 million and no amounts drawn on our revolving credit facility or letters of credit outstanding for the purchase of merchandise inventory or any capital expenditure.

     On May 21, 2002, we received net proceeds of approximately $31.4 million through the sale of 1,875,000 shares of common stock as part of our initial public offering of a total of 14,375,000 shares of common stock. We used approximately $10.0 million of these proceeds to redeem all of our preferred stock and preferred stock dividends. We also used approximately $2.0 million to pay costs arising from our initial public offering. We used the balance of approximately $19.4 million for new store openings, working capital and general corporate purposes.

     For fiscal 2002, our cash provided by operations was approximately $52.5 million generated by our operating earnings and increased current liabilities. For the thirteen weeks ended May 3, 2003, our cash provided by operations was approximately $2.1 million generated by our operating earnings.

     Our cash used in investing activities for fiscal 2002 and the thirteen weeks ended May 3, 2003 was entirely used for capital expenditures. These expenditures, consisting primarily of the construction of new stores, remodeling of existing stores and investments in technology, were approximately $29.7 million for fiscal 2002 and $8.6 million for the thirteen weeks ended May 3, 2003. Our future capital requirements will depend primarily on the number of new stores we open and the number of existing stores we remodel and the timing of these expenditures. We opened 93 stores in fiscal 2002 and expect to open approximately 85 stores in fiscal 2003. We opened 21 stores in the thirteen weeks ended May 3, 2003. Our planned capital expenditures are approximately $37.3 million for fiscal 2003, to be used primarily to fund new store openings, the remodeling of existing stores and technology investments. Historically, we have financed such capital expenditures with cash from operations and borrowings under our credit facility. We expect to finance capital expenditures during fiscal 2003 through cash flow from operations.

     In fiscal 2002, we had a net increase in cash and cash equivalents of approximately $42.5 million, and we had a net decrease in cash and cash equivalents of approximately $6.4 million during the thirteen weeks ended May 3, 2003. Our secured revolving credit facility provides us with up to $55 million based upon our inventory balances, seasonal advance rates and third party credit card balances. Borrowings bear interest at our option at either the rate per annum at which deposits on U.S. dollars are offered to Fleet in the Eurodollar market, referred to as the Eurodollar rate, plus 1.50% to 2.00% dependent upon excess availability, or the base rate announced from time to time by Fleet. As of May 3, 2003, there was no balance outstanding under the revolving credit facility. The revolving credit facility contains financial performance and capital expense covenants, and will terminate in July 2004. There are fees for early termination. The revolving credit facility contains a minimum EBITDA covenant, tested monthly. The facility also contains a maximum capital expenditures covenant, tested quarterly.

     Events of default under the credit facility include, subject to grace periods and notice provisions in certain circumstances, failure to pay principal amounts and interest when due, failure to perform covenant or liability requirements, misrepresentation, default of leases, excess uninsured casualty loss, excess uninsured judgment or restraint of business, business failure or application for bankruptcy, indictment of or institution of any legal process or proceeding under federal, state, municipal or civil statutes, legal challenges to loan documents, and a change in control, other than an initial public offering. If an event of default occurs, the lenders under the credit facility will be entitled to take various actions, including the acceleration of amounts due and requiring that all such amounts be immediately paid in full as well as taking possession and selling all assets that have been used for collateral.

     We have not issued any letters of credit for the purchase of merchandise inventory or any capital expenditure.

     As of May 3, 2003, we had approximately $81.1 million in cash available to fund operations and future store growth. In addition, we had approximately $49.0 million available for borrowings under our credit facility as of May 3, 2003, which availability is limited by the credit facility's borrowing base collateral requirements. In general, the borrowing base equals a seasonally adjusted percentage of the retail value of our inventory and 80% of our third party credit card balances. We believe that cash flows from operations, our current cash balance and funds available under our revolving credit facility will be sufficient to meet our working capital needs and planned capital expenditures for fiscal 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following tables summarize our contractual obligations and commercial commitments as of May 3, 2003:

                                                                   PAYMENTS DUE
                                            ----------------------------------------------------------
                                              WITHIN
                                             9 MONTHS        WITHIN          WITHIN
                                               ENDED         FISCAL          FISCAL          AFTER
                                  TOTAL     FISCAL 2003   2004 AND 2005   2006 AND 2007   FISCAL 2007
                                 --------   -----------   -------------   -------------   ------------
                                                            (IN THOUSANDS)
Contractual Obligations:
  Employment contracts.........  $  1,925     $   975        $   950         $    --        $     --
  Merchandise agreement........     3,136         743          1,980             413              --
  Operating leases.............   247,324      25,383         64,861          56,198         100,882
                                 --------     -------        -------         -------        --------
  Total contractual
     obligations...............  $252,385     $27,101        $67,791         $56,611        $100,882
                                 ========     =======        =======         =======        ========

     As of May 3, 2003, we had a contingent liability related to severance payments to 23 employees at the vice president level or above, other than Messrs. Geiger, Mills, Finazzo, Cunningham and Johnson. We also had a contingent liability related to severance payments pursuant to agreements we have entered into with each of Messrs. Geiger, Mills, Finazzo, Cunningham and Johnson. The total contingent liability ranges from $0.0 to approximately $5.4 million.

OFF-BALANCE SHEET ARRANGEMENTS

     We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS

No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Rescissions of SFAS No. 4 and SFAS No. 64 are effective for fiscal years beginning after May 15, 2002. Rescissions for SFAS No. 13 are effective for transactions entered into after May 15, 2002. All other provisions are effective for financial statements issued after May 15, 2002. The adoption of SFAS No. 145 has not had and is not expected to have a material impact on our consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had and is not expected to have a material impact on our consolidated financial statements.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on issues raised in EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor ("EITF 02-16"). This EITF issue addresses the timing of recognition for rebates that are earned by resellers based on specified levels of purchases or over specified periods. This guidance, related to timing of recognition, is to be applied prospectively to new rebate arrangements entered into in fiscal periods beginning after January 1, 2003. This EITF issue also addresses the classification of cash consideration received from vendors in a reseller's statement of operations. The guidance related to income statement classification is to be applied in annual and interim financial statements for periods beginning after January 1, 2003. We adopted this application and it did not have a material impact on our consolidated financial statements.

     In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying item that is related to an asset, liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying item that is related to an asset, liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. We have evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows for the year ended February 1, 2003. We have made the required disclosures in the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation -- Transition and Disclosure. The standard provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition SFAS No. 148 amends the disclosure requirements for SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. We will continue to account for stock-based equity compensation using the intrinsic value method of APB Opinion No. 25. We are required to follow the prescribed disclosure format and have provided the additional disclosures required by SFAS No. 148.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"),
-- Consolidation of Variable Interest Entities -- with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period after January 31, 2003, regardless of when the variable interest entity was established. We have evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement is effective for contracts entered into or modified after June 30, 2003. We are currently evaluating the impact of adopting this statement on our consolidated financial position and results of operations.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. Although we are still in the process of reviewing the new statement, we believe this statement will have no material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rates. In the normal course of doing business, we are theoretically exposed to interest rate change market risk. Since our borrowing patterns are seasonal, we do not depend on borrowing for the entire year. Thus, a sudden increase in interest rates (which under the terms of our revolving credit facility is dependent on the base rate announced from time to time by Fleet or the Eurodollar rate) may, during our peak borrowing periods, negatively impact our short-term results.

INFLATION

     We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

                                    BUSINESS

OVERVIEW

     Our company is a fast-growing, mall-based, specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to
20. We provide our customers with a focused selection of high-quality, active-oriented, fashion basic merchandise at compelling values. We maintain complete control over our proprietary brand by designing and sourcing all of our merchandise. Our products can be purchased only in our stores, which sell Aeropostale merchandise exclusively. We create a fun and high energy shopping experience through the use of creative visual merchandising, colorful in-store signage, bright lighting, popular music and an enthusiastic, well-trained sales force. Our average store size of approximately 3,500 square feet is generally smaller than that of our competitors and we believe that this enables us to achieve higher sales productivity and project a sense of activity and excitement. As of May 3, 2003, we operated 387 stores in 38 states.

     A key differentiating aspect of our design and merchandising strategy is to keep our styles and product offerings geared towards the demands of our target customers' active lifestyles. We believe in maintaining a brand that minimizes fashion risk by reflecting mainstream fashion rather than cutting-edge trends. Our merchandise consists primarily of fashion basic apparel that projects a casual and comfortable image. We provide a focused assortment of high-quality merchandise, including graphic t-shirts, tops, bottoms, sweaters, jeans, outerwear and accessories. Today, much of our merchandise features our "Aeropostale" or "Aero" logo with which many of our customers have come to identify. Through our integrated in-house design and merchandising teams and quick-turn sourcing relationships, we are able to interpret and react quickly to mainstream fashion trends and replenish fast-selling inventory rapidly.

BUSINESS STRENGTHS

     We believe that our key business strengths will enable us to continue to expand our store base and grow profitably.

     Differentiated and recognizable brand. We have created an active lifestyle brand image for both young women and young men aged 11 to 20. In an effort to differentiate the Aeropostale brand from that of our competitors, our design and merchandising teams focus on what our customers want and can afford. As a result, our merchandise is comprised of high-quality, comfortable, active-oriented apparel and accessories that reflect widely accepted fashion trends. Our "Aeropostale" and "Aero" logos further strengthen our brand recognition and create an association with which many of our customers have come to identify. We believe that in the markets we serve, our brand is recognized by our target customers and our stores are viewed as preferred shopping destinations.

    Disciplined operating and financial strategy.

     - Operating discipline. Our operating discipline extends throughout all aspects of our company. Our design and merchandising teams work closely together to identify and capitalize on proven fashion trends that have broad appeal among our target customer base. Our designers and merchandisers are able to control the quality, consistency and timing of our merchandise because we sell only our proprietary products. We test our products on an ongoing basis to ensure that our products are well received by our customers. We source all of our products so we can offer them at attractive prices. Finally, we make site selections based upon rigorous due diligence, including extensive market research, site visits and assessments of mall dynamics.

     - Financial discipline. We have successfully executed a store growth strategy that emphasizes profitability. Since we became an independent company, over 90% of our stores in operation have produced a positive store-level contribution, which we calculate as store-level operating income excluding store-level depreciation and corporate overhead allocation, annually. Our store growth and other capital expenditures have been funded with cash from operations. Consistent with our financial discipline, we employ incentive compensation programs based upon key financial performance indicators for all levels of management.

     Operating flexibility. We maintain significant flexibility in the operation of our business so that we can react quickly to changes in customer preferences. We conduct daily reviews of the sales performance of our merchandise to identify and respond to changing trends and consumer preferences. We pursue a sourcing strategy that maximizes our speed to market. We have established strong and loyal relationships with our vendors which allow us to source and replenish our merchandise quickly. Currently, we are able to replenish a majority of our merchandise within 45 to 90 days. We believe that our warehouse and distribution facilities can adequately support our merchandise replenishment needs and are sufficient to accommodate our planned new store growth. Our store layout allows for a constant renewal of merchandise. We frequently update our presentation tables, in-store promotions, signage and window displays to create excitement in our stores.

     Attractive new store economics. Since we became an independent company, we have successfully and consistently implemented our store format across a wide variety of mall classifications and geographic locations. Our average net investment to open a new store has been approximately $259,000, which includes capital expenditures adjusted for landlord contributions and initial inventory at cost net of payables. Since the beginning of fiscal 1999, the stores that we have opened and that have been in operation for twelve or more months have achieved average net sales of approximately $1.3 million during their first twelve months of operations, sales per square foot of approximately $393 and an average pretax cash return on investment of approximately 104%. Over 90% of our new stores have achieved a positive store-level contribution within the first thirteen weeks of operation. In addition, Aeropostale stores that have been open for two full years achieved an average net sales increase of at least 10% in their second year of operation. These amounts exclude our aero kids stores, which we closed in the six months ended February 2, 2002, and those outlet locations which we primarily use to sell end of season merchandise and therefore we do not consider them to be profit centers.

     Experienced and proven management team. Since 1996, we have continually increased the strength of our brand as evidenced by our successful store expansion and improved financial results. We have a highly experienced management team with an average of 21 years in the apparel retailing business. Our management team maintains a corporate culture that makes our company an enjoyable place to work. We reinforce our corporate culture through ongoing training programs that motivate and prepare our employees to offer our customers an enjoyable shopping experience. We believe that with the significant retail experience of our senior management team and the enthusiasm of our sales team, we are well positioned for future growth.

GROWTH STRATEGY

     Based upon our business strengths, we intend to pursue the following strategies for growth:

     Open new stores. We believe that our merchandise and stores have broad national appeal that provides substantial new store expansion opportunities. In the last three years, we rapidly expanded our store base, opening 57 stores in fiscal 2000, 74 in fiscal 2001 and 93 in fiscal 2002. We believe that we can continue to grow our store base without compromising our new store economics. We plan to open approximately 85 stores in fiscal 2003, and continue to open a significant number of stores in future years. We plan to open stores both in markets in which we currently operate and in new markets. The four states that have the largest teenage populations in the United States are California, Florida, New York and Texas according to data derived from information published by the U.S. Census Bureau. New York is the only one of these four states in which we currently have a major presence.

     Enhance and expand our brand. We intend to capitalize on the success of our brand and continue to enhance our brand recognition through external marketing and in-store marketing efforts. We will also continue to utilize our logo on a significant portion of the merchandise that we sell in order to increase awareness of our brand and to reinforce our active, youth-oriented image. We believe that as our brand gains increased familiarity and national recognition, our stores will continue to be preferred shopping destinations.

     Continue high levels of store productivity. We seek to continue to maintain and increase comparable store sales and average sales per square foot by maintaining consistent store-level execution. We intend to continue employing profitable promotional pricing strategies to maintain high levels of customer traffic. We will also continue testing products so that we can identify developing trends and evolve with the changing tastes of our customers.

     Further improve profitability. As we grow our business and open new stores, we intend to continue maximizing our economies of scale and leveraging our low-cost infrastructure to increase operational efficiency and improve profitability. We intend to pursue these strategies by:

     - capitalizing on the value of our brand nationally by expanding our store base in the western United States;

     - maintaining our strong vendor relationships and increasing efficiencies and flexibility by increasing merchandise purchases from existing vendors;

     - leveraging our expertise in new store openings by opening approximately 85 new stores in fiscal 2003 and continuing to open a significant number of new stores in future years;

     - optimizing our warehousing and distribution capabilities through automation and supply chain initiatives to improve the flow of merchandise to our stores; and

     - investing in and deploying technological enhancements throughout our stores and operations.

THE TEEN MARKET

     We generally target our merchandise to the teenage segment of the population. According to the U.S. Census Bureau, the teenage population in the United States, which is defined as persons 12 to 19 years old, will grow approximately 37% faster than the overall population, from approximately 32 million in 2000 to approximately 34 million in 2005. The Census Bureau predicts that the teenage population will continue to grow through 2008. According to Teenage Research Unlimited, an independent research firm, spending among teenagers has grown to $170 billion in 2002 from $141 billion in 1998, reflecting a compound annual growth rate of approximately 4.8%, or nearly double the rate of inflation during this period. We believe that teenage apparel spending is less susceptible to general economic downturns than adult apparel spending. Teen retailers further benefit from the fact that teenagers are still growing and therefore need to replace their clothing more often than adults. We believe that these demographic and spending trends offer us strong growth opportunities.

                              U.S. TEEN POPULATION
                         U.S. TEEN POPULATION BAR GRAPH

                                                              (IN MILLIONS)
1999........................................................     31.378
2000........................................................     31.616
2001........................................................     31.958
2002........................................................     32.374
2003........................................................     32.809
2004........................................................     33.289
2005........................................................     33.576
2006........................................................     33.772
2007........................................................     33.912
2008........................................................     33.944

---------------

Source: U.S. Census Bureau

PRICING

     We believe that a key component of our success is our ability to understand what our customers want and can afford. Our merchandise, which we believe is of comparable quality to that of our primary competitors, is generally priced lower than their merchandise, with most of our products falling within a price range of approximately $10.00 to $39.50 per item and an average sales price of approximately $13.00 during fiscal 2002. We use a demand-driven promotional pricing strategy to emphasize the value we offer relative to our competitors and to encourage our customers to keep returning to our stores. We offer promotions throughout the year and approximately 75% of the merchandise selection in our stores is on promotion at any given time. Each promotion typically lasts for approximately two to four weeks, depending on the demand for the product.

DESIGN AND MERCHANDISING

     Our coordinated design and merchandising teams focus on designing merchandise that meets the demands of our core customers' lifestyles. We maintain a separate dedicated design and merchandising group for each of the young women's, young men's and accessories product lines. Each group is overseen by a merchandising manager to ensure consistency with the desires of our customers.

     Design. We offer a focused collection of fashion basic apparel, including graphic t-shirts, tops, bottoms, sweaters, jeans, outerwear and accessories. Our "design-driven, merchant-modified" philosophy, in which our designers' vision is refined by our merchants' understanding of the current market for our products, ensures that our merchandise styles both reflect the latest trends and are not too fashion forward for our customers. Much of our merchandise features our "Aeropostale" or "Aero" logo. We believe that our logo apparel appeals to our young customers and reinforces our brand image.

     Our design process is highly disciplined and carefully supervised, enabling us to develop exclusive merchandise and offer a consistent assortment within a season. About nine months prior to a selling season, the product development process begins with our designers, merchandisers and senior management working together to review the prior season's results and new trends and to discuss the classifications and styles that we should develop for the upcoming season. We continuously test our products in our stores. Our design group supplements this analysis with market research from focus groups, travel, retail shopping, trade shows and input from a design consultant.

     Our merchandising planning process determines the quantities of units needed for each product category. We then consider sourcing options and establish price targets. Once approved, we place production orders with the appropriate vendors. This occurs approximately four months after the initial review meeting. We typically receive initial orders within three to five months after order placement. We then allocate merchandise to individual stores based upon recent selling trends and current inventory levels. By monitoring sales of each style and color and employing our flexible sourcing capabilities, we are able to adjust our merchandise on order for later in the season and future seasons.

     Merchandising. Our merchandise mix has evolved with the demands of our target customers. Over the past three years, we have increased the percentage of our merchandise for female customers as our young women's line has grown increasingly popular and we have added more accessories to complement our apparel offering. In addition, we have developed a narrower and deeper merchandise assortment in response to our customers' preferences.

     The following chart provides a historical breakdown of our merchandise mix as a percentage of sales:

                                  FISCAL
                                -----------   SIX MONTHS ENDED   FISCAL   THIRTEEN WEEKS ENDED
                                2000   2001   FEBRUARY 2, 2002    2002        MAY 3, 2003
                                ----   ----   ----------------   ------   --------------------
Young Women's.................   42%    49%          56%           58%             57%
Young Men's...................   47     39           33            30              29
Accessories...................   11     12           11            12              14

SOURCING

     We employ a sourcing strategy that maximizes our speed to market and allows us to respond quickly to our customers' preferences. We believe that we have developed strong relationships with our vendors, some of whom rely upon us for a significant portion of their business. A majority of our merchandise can be restocked through our existing vendors within 45 to 90 days, enabling quick inventory replenishment. We ensure the quality of our vendors' products by inspecting pre-production samples, making periodic site visits to our vendors' foreign production factories and by selectively inspecting inbound shipments at our distribution center.

     During fiscal 2002, Federated Merchandising Group, or FMG, a wholly owned subsidiary of our former parent company Federated Department Stores, Inc., acted as our agent in sourcing approximately 22% of our merchandise. FMG oversees compliance with all laws relating to production quotas, tariffs and customs clearance. We believe that all transactions with FMG have been negotiated at arm's length. Our current contract with FMG comes due for renewal in July 2008. In the event of an early or unexpected termination of this contract, we believe that our company possesses the ability to perform all of the sourcing functions provided by FMG without significant interruption.

     We directly source all other production not covered by our arrangement with FMG. Approximately 37% of our merchandise was directly sourced from our top three vendors and 71% of our merchandise was directly sourced from our top ten vendors during fiscal 2002. Our top vendor supplied approximately 17% and our next two largest vendors each supplied approximately 10% of our total merchandise during that period. Most of our vendors maintain sourcing offices in the United States with the majority of their production factories located in Europe, Asia and Central America. All payments are made in U.S. dollars to minimize currency risk.

STORES

     Existing Stores. As of May 3, 2003 we operated 387 stores in 38 states. Our stores are typically located in regional shopping malls in areas with high concentrations of our target customers.

     The following map and store list shows the number of our stores in each state in which we operated as of May 3, 2003:

                 [Map Of Store Locations In The United States]

     Shaded regions indicate states with highest teenage populations (derived from U.S. Census Bureau data).

                          NUMBER OF AEROPOSTALE STORES
                               AS OF MAY 3, 2003

                              NUMBER
                                OF
STATE                         STORES
-----                         ------
Alabama....................      7

Arizona....................      5

Arkansas...................      2

California.................      7

Connecticut................      9

Delaware...................      4

Florida....................      6

Georgia....................      9

Illinois...................     21

Indiana....................     14

Iowa.......................      5

Kansas.....................      4

Kentucky...................      8

Louisiana..................      2

Maine......................      2

Maryland...................      8

Massachusetts..............     18

Michigan...................     22

Minnesota..................     10

Missouri...................      8

Nebraska...................      4

New Hampshire..............      6

New Jersey.................     21

New York...................     38

North Carolina.............     13

North Dakota...............      2

Ohio.......................     31

Oklahoma...................      2

Pennsylvania...............     38

Rhode Island...............      1

South Carolina.............      6

Tennessee..................     13

Texas......................     10

Vermont....................      2

Virginia...................     14

Washington.................      1

West Virginia..............      5

Wisconsin..................      9
                               ---

Total......................    387
                               ===


     The following table highlights the number of stores opened and closed for the periods indicated:

                                                                                 TOTAL
                                                                               NUMBER OF
                                                       STORES    STORES      STORES AT END
                                                       OPENED   CLOSED(1)      OF PERIOD
                                                       ------   ---------    -------------
Fiscal 2000..........................................    57         8             178
Fiscal 2001..........................................    74         0             252
Six Months Ended February 2, 2002....................    34         8(2)          278
Fiscal 2002..........................................    93         4             367
First Quarter Fiscal 2003............................    21         1             387

---------------

(1) Does not include Chelsea Cambell stores, a concept we discontinued in fiscal 2000.

(2) Includes the closing of seven aero kids stores.

     Store design and environment. We design our stores to create an energetic shopping environment, featuring powerful in-store promotional signage, creative visuals, bright lighting and popular music. The enthusiasm of our associates is integral to our store environment. Our stores feature display windows which provide high visibility for mall traffic. The front of the store features the newest and most desirable merchandise to draw shoppers into the store. We keep our merchandise assortments fresh and exciting by updating our floor sets approximately 11 times per year. Visual merchandising directives are initiated at the corporate level to maintain consistency throughout all of our stores. We generally locate our stores in central mall locations near popular teen gathering spots, including food courts, music stores and other teen-oriented retailers. In addition, we generally implement broad-scale renovations at every store lease expiry.

     Our stores generally range in size from 2,500 to 6,000 square feet, with an average square footage of approximately 3,500. We believe that by keeping our store size generally smaller than that of many of our competitors, we are able to achieve a high level of productivity and reinforce the sense of activity and energy that we want our stores to project.

     Store management and training. Our stores are organized into regions and districts. Each of our four regions is managed by a regional director and encompasses approximately 10 districts; each district is managed by a district manager and encompasses approximately 7 to 10 individual stores. We usually staff each store with one store manager, two assistant managers and 10 to 15 part-time sales associates, the number of which generally increases during our peak selling seasons. Store managers are primarily responsible for hiring and training store level associates, while our merchandise assortments, store layout, inventory management and in-store visuals are directed by our corporate headquarters.

     We seek to instill enthusiasm and dedication in all our employees. To promote this strategy, we compensate our district and store managers with a base salary plus incentive bonus payments based on store sales performance and loss prevention. We designed our "Career Development Program" to provide managers with training to improve both operational expertise and supervisory skills. Training programs are completed in modules which allow managers to customize the program to meet their individual needs.

     Our sales associates are a critical element to achieving our marketing and customer satisfaction goals. We strive to hire employees who possess high energy levels and excitement for our brand. All sales associates receive customer service and product information training which enables them to assist customers in a friendly, helpful manner. Sales associates receive hourly wages and the potential for additional compensation through various contests and motivational programs. We believe that our continued success is dependent on our ability to attract, retain and motivate quality employees.

     Expansion opportunities and site selection. Over the past three years, we have aggressively opened new stores to capitalize on our profitable store model. We plan to increase our store base in fiscal 2003 by opening approximately 85 stores and to continue an aggressive pace of new store openings in future years. We have identified mall locations in both existing and new markets for potential new store opportunities.

     In selecting a specific site, we target high traffic, prime real estate locations in malls with suitable demographics and favorable lease economics. As a result, we generally locate our stores in malls in which comparable teen-oriented retailers have performed well. Primary site evaluation criteria include average sales per square foot, co-tenancies, traffic patterns and occupancy costs. Historically, we have been able to locate and open stores profitably in a wide variety of mall classifications by negotiating lease terms that we believe are favorable, based on our expectations for store activity and a store size of approximately 3,500 square feet. Prior to committing to each store lease, at least one member of our senior management team visits and approves each individual site location. After our real estate committee approves a site, approximately 23 weeks are required to finalize the lease, design the layout, build out the property, hire and train associates and equip and stock the store before opening.

     Since we became an independent company, we have successfully and consistently implemented our store format across a wide variety of mall classifications and geographic locations. Our average net investment to open a new store has been approximately $259,000, which includes capital expenditures adjusted for landlord contributions and initial inventory at cost net of payables. Since the beginning of fiscal 1999, the stores that we have opened and that have been in operation for twelve or more months have achieved average net sales of approximately $1.3 million during their first twelve months of operations, sales per square foot of approximately $393 and an average pretax cash return on investment of approximately 104%. Over 90% of our new stores have achieved a positive store-level contribution within the first thirteen weeks of operation. In addition, Aeropostale stores that have been open for two full years achieved an average net sales increase of at least 10% in their second year of operation. These amounts exclude our aero kids stores, which we closed in the six months ended February 2, 2002, and those outlet stores which we primarily use to sell end of season merchandise and therefore we do not consider them to be profit centers.

MARKETING AND ADVERTISING

     We employ numerous initiatives to maximize the impact of our marketing and advertising programs. We view the enthusiasm and commitment of our store-level employees as a key element to establishing the credibility of our brand with our target customers. To reinforce our image with our customers, we seek to locate our stores in mall locations near popular teen gathering spots and utilize our window and in-store displays with colorful and brand-focused presentations. We view the use of our logo on our merchandise as an effective means for increasing brand awareness among our target customers.

     Over the past few years, we have developed a marketing program that allows us to gain additional exposure for our brand on college campuses. We believe that our target customers value and aspire to an active, collegiate lifestyle. Accordingly, we sponsor a number of collegiate athletic conferences by providing them with co-branded apparel and donating various scholarships.

     We have historically relied on these methods as effective advertising tools and have utilized traditional media advertising on a very limited basis.

DISTRIBUTION

     The timely and efficient replenishment of current styles is key to our overall business strategy. We utilize a third party operator for merchandise processing. This third party operates a 200,000 square foot distribution facility in New Jersey, where our merchandise is processed by using an automated picking and packing carousel. Our vendors ticket virtually all of our merchandise and approximately 41% of incoming merchandise is ready for direct shipment to our stores. This reduces labor costs and processing time as does the facility's use of an automated sorting system for separating freight by shipping zone. We also rely on a third party transportation company to deliver our merchandise from our warehouse to our stores.

     In order to accommodate our planned store growth, during fiscal 2002 we entered into a lease for a 315,000 square foot facility also in New Jersey for a period of five years with a five-year renewal option. This building is used to warehouse inventory needed to replenish and backstock all of our stores. This building also serves all of our general warehousing needs, such as storage of new store merchandise, floor set merchandise and packaging supplies, with additional capacity for processing as our growth requires. The staffing and management of this facility has been outsourced to the same third party provider that operates the distribution facility. This third party employs personnel represented by a labor union. There have been no work stoppages or disruptions since the inception of our relationship with this third party in 1991. We believe the third party's relationship with its employees to be good. We believe that our current facilities are large enough to handle our expected store growth over the next five years.

MANAGEMENT INFORMATION SYSTEMS

     Our management information systems and electronic data processing systems provide a full range of retail, financial and merchandising applications. We utilize a combination of customized and industry standard software systems to provide various functions related to:

     - point-of-sales;

     - inventory management;

     - design;

     - planning and distribution; and

     - financial reporting.

     We communicate with each store on a daily basis to gather all information on sales, merchandise transfers and sales trends and to transmit details regarding price changes and pending deliveries. By updating our sales information daily from each store's point-of-sale terminal, we can evaluate such information to implement merchandising decisions, pricing changes and inventory allocation.

     During fiscal 2002, we deployed technological enhancements throughout our stores and operations, including upgrading our point of sale systems and implementing a storewide network system to improve processing time for credit card transactions, merchandise price changes and merchandise distribution.

     We view the use of technology as an important part of our growth strategy. Over the next few years we intend to invest in new technology as appropriate.

COMPETITION

     The teen apparel market is highly competitive. We compete with a wide variety of retailers including other specialty stores, department stores, mail order retailers and mass merchandisers. Specifically, we compete with other teen apparel retailers including, but not limited to, Abercrombie & Fitch, American Eagle Outfitters, Gap, Hot Topic, Pacific Sunwear, Too, Urban Outfitters and Wet Seal. Stores in our sector compete primarily on the basis of design, price, quality, service and selection. We believe that our competitive advantage lies with our differentiated brand and our unique combination of quality, comfort and value. Moreover, we believe that we target a younger, value-oriented, customer, while many of our competitors cater to a customer who is either older or seeking cutting-edge fashion.

     Many of our competitors are considerably larger and have substantially greater financing, marketing, and other resources. We cannot assure you that we will be able to compete successfully with them in the future, particularly in geographic locations that represent new markets for us.

PROPERTIES

     We lease all of our store locations. Most of our leases have an initial term of ten years with percentage rent clauses and do not contain extension options. Generally, our leases allow for termination by us after a certain period of time if sales at that site do not exceed specified levels.

     We currently lease approximately 23,400 square feet of office space at 1372 Broadway in New York, New York for our corporate headquarters and our design, sourcing and production teams. This lease expires in January 2004 and we are currently in negotiations for new office space.

     We also lease approximately 20,000 square feet of office space at 201 Willowbrook Boulevard in Wayne, New Jersey. This facility is used as administrative offices for finance, operations and information systems personnel. This lease expires in January 2013.

     During fiscal 2002, we signed a lease for a 315,000 square foot facility in South River, New Jersey for a five-year term with a five-year renewal option. We use the facility to warehouse inventory needed to replenish and backstock all of our stores as well as serve all of our general warehousing needs.

TRADEMARKS

     We have registered the AEROPOSTALE(R) trademark and stylized design with the U.S. Patent and Trademark Office as a trademark for clothing and for a variety of accessories, including sunglasses, belts, socks and hats, and as a service mark for retail clothing stores. We have also filed intent to use applications with the U.S. Patent and Trademark Office to register the AERO(TM) stylized design mark for children's clothing and retail store services. Additionally, we have applied for or have obtained a registration for the AEROPOSTALE mark in over 26 foreign countries where we obtain supplies, manufacture goods or have the potential of doing so in the future. We contributed all of our domestic intellectual property to our wholly-owned subsidiary, Aeropostale West, Inc., as part of a tax-free reorganization consummated on February 3, 2002 which, in turn, licenses use of these marks to us.

EMPLOYEES

     As of May 3, 2003, we employed 1,286 full-time and 3,411 part-time employees. We employ 144 of our employees at our corporate offices, and 4,553 at our store locations. The number of part-time employees fluctuates depending on our seasonal needs. None of our employees is represented by a labor union and we consider our relationship with our employees to be good.

SEASONALITY

     Our business is subject to substantial seasonal variations. Historically, we have realized a significant portion of our net sales and net income in the third quarter, reflecting increased demand during the back-to-school selling season, and the fourth quarter, reflecting the increased demand during the holiday selling season. Our results of operations may also fluctuate significantly as a result of other factors, including the timing of new store openings. Additionally, our working capital requirements fluctuate during the year, increasing in mid-summer in anticipation of the third and fourth quarters.

LEGAL PROCEEDINGS

     We are subject to various claims and legal actions that arise in the ordinary course of business. There are currently no material legal proceedings pending against us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors as of June 16, 2003.

NAME                                         AGE                    POSITION
----                                         ---                    --------
Julian R. Geiger...........................  57    Chairman, Chief Executive Officer and
                                                   Director
John S. Mills..............................  55    President, Chief Operating Officer and
                                                   Director
Thomas J. Clendenin........................  38    Senior Vice President -- Director of
                                                   Marketing
Michael J. Cunningham......................  45    Senior Vice President -- Chief Financial
                                                   Officer
Christopher L. Finazzo.....................  47    Executive Vice President -- Chief
                                                   Merchandising Officer
Thomas P. Johnson..........................  45    Senior Vice President -- Director of Stores
Ann E. Joyce...............................  38    Senior Vice President -- Chief Information
                                                   Officer
Laura W. Moran.............................  54    Senior Vice President -- Director of Human
                                                   Resources
Bodil Arlander.............................  39    Director
Mary Elizabeth Burton......................  51    Director
David Edwab................................  48    Director
David H. Glaser............................  46    Director
John D. Howard.............................  50    Director
Douglas R. Korn............................  40    Director
Richard Metrick............................  62    Director
Richard L. Perkal..........................  49    Director
David B. Vermylen..........................  52    Director

     Julian R. Geiger has served as our Chairman and Chief Executive Officer since August 1998. From 1996 to 1998, he held the position of President and Chief Executive Officer of Federated Specialty Stores, a division of Federated Department Stores, Inc., which included Aeropostale. Before joining Federated, he was President of the Eagle Eye Kids wholesale and retail divisions of Asian American Partners from 1993 to 1996. Prior to then, Mr. Geiger directed a wide range of merchandising positions from 1975 to 1993 at R.H. Macy & Co., Inc., including President of Merchandising for Macy's East responsible for Young Men's, Juniors, Misses Coats and Misses Swimwear.

     John S. Mills has served as our President and Chief Operating Officer since February 2000, and as a director since August 1998. He previously served as our Executive Vice President -- Director of Operations from 1998 to 2000. From 1994 through 1998 he held positions as Vice President of Operations and then Senior Vice President of Operations for Federated Specialty Stores. Before joining the specialty store division of R.H. Macy & Co., Inc. in 1988 as Vice President of Operations, Mr. Mills held various executive positions with the Bamberger's division of R.H. Macy & Co., Inc., Abraham & Strauss and M. Fortunoff's from 1969 until 1988.

     Thomas J. Clendenin has served as our Senior Vice President -- Director of Marketing since May 2003. Previously, from February 2002 to April 2003, he was a consultant and worked with various advertising, media and retail clients including our company. Between April 2001 and January 2002, he served as Senior Vice President -- Marketing for the Old Navy division of The Gap, Inc. Before joining Old Navy, he held various positions at ESPN from 1995 to 2001, including Vice President -- Marketing.

     Michael J. Cunningham has served as our Senior Vice President -- Chief Financial Officer since August 2000. He previously served as Chairman and Co-Founder of Compass International Services Corporation from 1997 to 1999. He also held various senior executive positions for American Express Company from 1984 to 1997, including Vice President -- Operations, Vice President -- Finance and Director of Corporate Finance. Mr. Cunningham is a Certified Public Accountant.

     Christopher L. Finazzo was promoted to Executive Vice President -- Chief Merchandising Officer in February 2002 after serving as Senior Vice
President -- General Merchandise Manager from 1999 to February 2002, and as Vice President, Divisional Merchandise Manager for Aeropostale Men's from 1996 to 1999. From 1994 to 1996, he was President of C&E Marketing and from 1992 to 1994, Director of Merchandise for Shalor Designs. From 1991 to 1992, Mr. Finazzo was Director of Merchandise for his own company, In the Paint, Inc. Prior to then, Mr. Finazzo held various merchandise positions with R.H. Macy's & Co., Inc. including Sales Manager, Assistant Buyer, Buyer and Administrator.

     Thomas P. Johnson rejoined us in January 2001 as our Senior Vice President -- Director of Stores after having served as Senior Vice President, Vice President, Regional Manager and District Manager with Federated Specialty Stores from 1989 to 1996. In the interim, he served as Senior Vice
President -- Director of Stores for David's Bridal, Inc. in 2000 and as Senior Vice President -- Director of Stores for Brooks Brothers, Inc. from 1997 to 2000. Mr. Johnson also held various field positions at Gap, Inc. as Regional Manager for Banana Republic, District Manager and Store Manager for Gap, Inc. from 1981 to 1989.

     Ann E. Joyce has served as our Senior Vice President -- Chief Information Officer since April 2003. Previously, from November 2002 to March 2003, she served as the Chief Information Officer of Leslie Fay. From June 1996 to November 2002, she was a Vice President in the global technology vision and strategy department for Ralph Lauren/Polo. Prior to that, she served as the Director of Strategic Systems at Garan, Inc. from 1986 to 1996.

     Laura W. Moran has served as our Senior Vice President -- Director of Human Resources since August 1998 and previously as Vice President -- Director of Human Resources with Federated Specialty Stores. Between 1978 and 1998, Mrs. Moran held several human resources positions with Bamberger's, including Assistant Store Manager for Sales Support, Personnel Manager for Merchandising Services, Personnel Manager and Employment Manager.

     Bodil Arlander has served as a director since August 1998 and currently is a Senior Managing Director at Bear, Stearns & Co. Inc. and is a principal of Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc., which she joined in April 1997. Between 1991 and 1997, she worked in the Mergers and Acquisitions Group of Lazard Freres & Co. LLC. Prior to entering the finance industry, Ms. Arlander worked throughout Europe in the fashion and beauty industry. She also currently serves as a director of several private corporations.

     Mary Elizabeth Burton has served as a director since April 2001 and currently is Chairman and Chief Executive Officer of BB Capital, Inc., a company she founded in 1992 to provide advisory services to and make investments in small to medium-sized retail businesses. Previously, Ms. Burton served as Chief Executive Officer of a number of companies including Supercuts, Inc., PIP Printing and Cosmetic Center, Inc. Ms. Burton also currently serves as a director of The Sports Authority, Inc., Staples, Inc. and Rent-a-Center.

     David Edwab has served as a director since January 2001 and currently is the Vice Chairman of The Men's Wearhouse, Inc. From 2000 to 2001, Mr. Edwab was a Senior Managing Director at Bear, Stearns & Co. Inc., serving as the Group Head for Retail Investment Banking. Prior to then, he held several positions at The Men's Wearhouse since 1991 including Treasurer, Chief Financial Officer, Chief Operating Officer and President. Mr. Edwab began his career in public accounting and was responsible for Deloitte & Touche's Southwest Corporate Finance and Retail Practice for several years.

     David H. Glaser has served as a director since June 2002 and currently is a Senior Managing Director and Co-Head of Investment Banking at Bear, Stearns & Co. Inc. Mr. Glaser joined Bear, Stearns & Co. Inc. in 1985.

     John D. Howard has served as a director since August 1998 and currently is a Senior Managing Director at Bear, Stearns & Co. Inc. and is head of Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously, he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard also currently serves as a director of several private corporations and the publicly traded corporation, Integrated Circuit Systems, Inc.

     Douglas R. Korn has served as a director since June 2002 and currently is a Senior Managing Director at Bear, Stearns & Co. Inc. and is a principal of Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc. Prior to joining Bear, Stearns & Co. Inc. in January 1999, Mr. Korn was a Managing Director of Eos Partners, L.P., a private and public equity investment firm from 1994 through 1998. Currently, Mr. Korn serves as a director of several private corporations.

     Richard Metrick has served as a director since August 1998 and currently is a Senior Managing Director at Bear, Stearns & Co. Inc. Prior to joining Bear, Stearns & Co. Inc. in March 1989, Mr. Metrick served as Chief Financial Officer of American Bakeries Co. and of Hazeltine Corporation.

     Richard L. Perkal has served as a director since June 2002 and currently is a Senior Managing Director of Bear, Stearns & Co. Inc. and is a principal of Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc. Prior to joining Bear, Stearns & Co. Inc. in July 2000, Mr. Perkal was a partner in the law firm of Kirkland & Ellis in Washington, D.C., where he headed up the corporate transactional practice primarily focusing on leverage buyouts and recapitalizations. Mr. Perkal currently serves as a director of several private corporations.

     David B. Vermylen has served as a director since May 2003. Previously, Mr. Vermylen was employed by Keebler Company from 1996 until 2002 and served as its Chief Executive Officer and President since 2001. Prior to joining Keebler, Mr. Vermylen held various executive positions at other consumer products companies.

BOARD COMMITTEES

     Our Board of Directors has an audit committee, currently consisting of Mr. Edwab, Ms. Burton and Mr. Vermylen, each of whom are considered "independent" under the New York Stock Exchange listing standards. The primary responsibility of the audit committee is to confirm the independence of our auditors and to review the scope of audit and non-audit services, internal audit procedures and the adequacy of internal controls. The audit committee meets with management and our independent public accountants on a regular basis.

     Our Board of Directors also has a compensation committee, consisting of Mr. Geiger and Mr. Howard and a nominating committee consisting of Mr. Geiger, Mr. Howard and Mr. Edwab. The primary responsibility of the compensation committee is to establish compensation and incentives for our executive officers and to administer our incentive compensation and benefit plans, including our 1998 Stock Option Plan and 2002 Long-Term Incentive Plan.

EMPLOYMENT AGREEMENTS

  JULIAN R. GEIGER

     We entered into an employment agreement with Julian R. Geiger in 2002 that will remain effective through the last day of fiscal 2004. Under the agreement Mr. Geiger currently receives an annual base salary of $600,000, an annual incentive bonus and medical and other benefits. Mr. Geiger's annual bonus is equal to the product of the percentage increase in our consolidated net income for the particular fiscal year represented as a whole number, a fixed percentage and Mr. Geiger's then applicable base salary. Pursuant to his employment agreement, Mr. Geiger received a bonus of $603,411 in fiscal 2002. If there is no percentage increase in consolidated net income or if Mr. Geiger's calculated bonus is less than his then applicable base salary for the given fiscal year, but our consolidated net income exceeds $51 million in fiscal 2003, Mr. Geiger will be entitled to an annual bonus equal to his then applicable base salary. For fiscal 2004, if there is no percentage increase in consolidated net income or if Mr. Geiger's annual bonus, calculated as described above, is less than his then applicable base salary, but our consolidated net income exceeds $63 million, then Mr. Geiger will be entitled to an annual bonus equal to his then applicable base salary. Mr. Geiger's annual bonus is capped at three and one-half times his base salary for fiscal 2002 and three times his base salary for fiscal 2003 and fiscal 2004.

     If we terminate Mr. Geiger's employment without cause, if Mr. Geiger resigns his position as a consequence of a material reduction of his responsibilities, movement of our headquarters more than twenty-five miles from its present location, a material breach of our agreements with him, if he is removed, without cause, or not re-elected to our Board of Directors or the offices of Chairman of the Board and Chief Executive Officer of our company, or if he resigns within six months of a change of control of our company, he will be entitled to receive an amount equal to the greater of his base salary for the remainder of the term of the employment agreement or his then applicable base salary and the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year.

     Mr. Geiger's employment agreement provides that he will be restricted from engaging in competitive activities during any period in which we are obligated to make any severance payments to him, and from soliciting employees for twelve months thereafter. If Mr. Geiger's employment with our company terminates, however, for any of the reasons outlined in the preceding paragraph, he will be restricted from engaging in competitive activities and soliciting employees until the first anniversary of the termination date if his employment with our company terminates prior to the end of fiscal 2003, or if his employment terminates before the end of fiscal 2004, this restriction is effective until the earlier of the first anniversary of the date of termination or July 31, 2005.

  JOHN S. MILLS

     We entered into an employment agreement with John S. Mills in 2002 that will remain effective through the last day of fiscal 2003. Under the agreement Mr. Mills currently receives an annual base salary of $400,000, an annual incentive bonus and medical and other benefits. Mr. Mills' annual bonus is equal to the product of the percentage increase in our consolidated net income for the particular fiscal year represented as a whole number, a fixed percentage and Mr. Mills' then applicable base salary. Pursuant to his employment agreement, Mr. Mills received a bonus of $1,095,285 in fiscal 2002. If there is no percentage increase in consolidated net income or if Mr. Mills' calculated bonus is less than his then applicable base salary for the given fiscal year, but our consolidated net income exceeds $51 million in fiscal 2003, Mr. Mills will be entitled to an annual bonus equal to his then applicable base salary. Mr. Mills' annual bonus is capped at one and one quarter of his base salary for fiscal 2003.

     If we terminate Mr. Mills' employment without cause, if Mr. Mills resigns his position as a consequence of a material reduction of his responsibilities, movement of our headquarters more than twenty-five miles from its present location, a material breach of our agreements with him, if he is removed, without cause, or not re-elected to our Board of Directors or the offices of President and Chief Operating Officer of our company, or if he resigns within six months of a change of control of our company, he will be entitled to receive an amount equal to the lesser of his base salary for the remainder of the term of the employment agreement or his then applicable base salary and the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year.

     Mr. Mills' employment agreement provides that he will be restricted from engaging in competitive activities during any period in which we are obligated to make any severance payments to him, and from soliciting employees for twelve months thereafter. If Mr. Mills' employment with our company terminates for any of the reasons outlined in the preceding paragraph, he will be restricted from engaging in competitive activities until the earlier of the first anniversary of the termination date or July 31, 2004. Mr. Mills may not solicit employees until one year after the expiration of the restricted period.

  CHRISTOPHER L. FINAZZO

     We entered into an employment agreement with Christopher L. Finazzo in 2002 that will remain effective through the last day of fiscal 2004. Under the agreement Mr. Finazzo currently receives an annual base salary of $300,000, an annual incentive bonus and medical and other benefits. Mr. Finazzo's annual bonus is equal to the product of the percentage increase in our consolidated net income for the particular fiscal year represented as a whole number, a fixed percentage and Mr. Finazzo's then applicable base salary. Pursuant to his employment agreement, Mr. Finazzo received a bonus of $171,719 in fiscal 2002. If there is no percentage increase in consolidated net income, Mr. Finazzo shall not be entitled to an annual bonus. Mr. Finazzo's annual bonus is capped at two and one-half times his base salary for fiscal 2002 and two times his base salary for fiscal 2003 and fiscal 2004.

     If we terminate Mr. Finazzo's employment without cause, if Mr. Finazzo resigns his position as a consequence of a material reduction of his responsibilities, movement of our headquarters more than twenty-five miles from its present location, a material breach of our agreements with him or if he is removed without cause, he will be entitled to receive an amount equal to the lesser of his base salary for the remainder of the term of the employment agreement or his then applicable base salary and the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year.

     Upon termination of Mr. Finazzo's employment, he will be restricted from engaging in competitive activities for a period of one year following the termination date and from soliciting employees for a period of two years following the termination date; provided, however, that if Mr. Finazzo's employment terminates during fiscal 2004, he will be restricted from engaging in competitive activities until the earlier of the first anniversary of such termination date or July 31, 2005 and will be restricted from soliciting employees for a further year from such date. In addition, Mr. Finazzo shall not be restricted from engaging in competitive activities, but shall be restricted from soliciting employees for one year from the date of his termination of employment if his employment terminates for any of the reasons discussed in the preceding paragraph or if his employment agreement expires at the end of its term and on the date of such termination, neither Mr. Geiger nor Mr. Finazzo was serving as our Chairman and Chief Executive Officer.

SEVERANCE POLICY

     We have adopted a severance policy under which employees at the vice president level and above who are discharged in connection with a merger or sale of our company, or voluntarily resign because in connection with such merger or sale of our company, their principal place of business is relocated to more than 25 miles from its current location, are entitled to a lump sum payment of six months of their salary at the time they leave our employ.

SEVERANCE AGREEMENTS

     Pursuant to a severance agreement we entered into with Michael J. Cunningham, if we terminate Mr. Cunningham's employment without cause, he will be entitled to receive severance equal to his then applicable base salary for a period of twelve months and the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year. Upon termination of Mr. Cunningham's employment he may not solicit employees for a period of one year.

     Pursuant to a severance agreement we entered into with Thomas P. Johnson, if in connection with a merger or sale of all or substantially all of the assets of our company, Mr. Johnson is removed from his current position or his duties or responsibilities are substantially reduced, he shall be entitled to a lump sum payment of twelve months of his then applicable base salary. He would also be entitled to this payment if he resigns his position as a consequence of a relocation of his place of employment more than twenty-five miles from its current location or our headquarters or his home, any decrease in his base salary or bonus potential in effect immediately prior to the merger or sale of our company or any substantive reduction in his benefits program.

                              CERTAIN TRANSACTIONS

     Since August 2, 1998, we have not been a party to, nor have we currently proposed, any transaction or series of similar transactions in which the amount exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation agreements and other agreements, which are described in the "Management" section of this prospectus and the transactions described below. We believe that each of the following transactions, other than the loans to our executives, are on terms no less favorable than we could obtain from an unrelated third party.

     Management services. In July 1998, we entered into a management services agreement with Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc. pursuant to which it provided management services to us and incurred expenses on our behalf. The services consisted of formulating and implementing business strategies, including identifying and assisting us in evaluating corporate opportunities, such as marketing opportunities and financial strategies. Bear Stearns Merchant Banking also assisted us with respect to lender, security holder and public and government relations matters. Under the agreement, we paid Bear Stearns Merchant Banking approximately $127,000 in fiscal 2002, $350,000 in the six months ended February 2, 2002, $450,000 in fiscal 2001, $403,000 in fiscal 2000 and $268,000 in fiscal 1999. In addition, upon the consummation of our initial public offering in May 2002, Bear Stearns Merchant Banking received a fee equal to one percent of the proceeds we received from the sale of common stock in this offering. The agreement terminated by its terms upon the consummation of our initial public offering.

     FMG sourcing agreement. We employ Federated Merchandising Group, or FMG, a wholly-owned subsidiary of a former holder of our Series A redeemable preferred stock, Federated Department Stores, Inc., as an independent contractor to source our merchandise. We paid fees of $0.9 million in fiscal 2000 and $3.3 million in fiscal 1999 to FMG under our agreement with them. As of November 9, 1999, FMG ceased to be a related entity as we repurchased our outstanding shares of Series A redeemable preferred stock from Federated on that date. Our agreement with FMG provides that it will perform purchasing, facilitation and importation services on our behalf in a manner substantially similar to the services provided to our company when it was still a division of R.H. Macy & Co., Inc. Upon mutual consent, this agreement may be terminated at any time.

     Loans to executives. In 1999, we repurchased all of our outstanding shares of Series A redeemable preferred stock from Federated Department Stores, Inc. This triggered a loan forgiveness provision contained in loan agreements regarding loans that Federated had previously made to Mr. Geiger and Mr. Mills. This loan forgiveness caused Messrs. Geiger and Mills to incur significant tax liability in 1999. We therefore extended interest free loans in the amount of $70,000 to both Mr. Geiger and Mr. Mills to cover this tax liability. Mr. Geiger and Mr. Mills each repaid all amounts outstanding on their respective loans in February 2002 and currently do not have any outstanding indebtedness to our company.

     Leases with stockholder. We lease a number of our stores from the Simon Property Group, L.P. Our leases with Simon Property Group typically last ten years. Under these leases, we generally pay a fixed amount of rent monthly plus a small percentage of these stores' gross sales. In most cases, we have the right to terminate these leases if the store's gross sales do not meet an agreed upon level. In many cases, in lieu of termination, we may elect to continue the lease at a reduced monthly rent. Simon Property Group, L.P. is an affiliate of SI-MSSD, LLC, which had been a holder of more than 5% of our common stock since October 1998. During fiscal 2002 SI-MSSD, LLC ceased to be a 5% stockholder and therefore is no longer considered a related party.

     Agreement with former employee. Pursuant to an employment agreement we entered into with a former employee, David R. Geltzer, on August 3, 1998, we paid Mr. Geltzer $58,857 upon the consummation of our initial public offering in May 2002. Mr. Geltzer left our company in December 1999.

     Stockholders' agreement. In August 1998, we and stockholders owning 100% of our then outstanding common stock entered into an agreement pursuant to which each party agreed to take all action necessary to ensure that five persons designated by Bear Stearns Merchant Banking and three persons designated by

Julian R. Geiger, David Geltzer and John S. Mills as a group, referred to herein as the management group, serve on our board of directors. Directors designated by either Bear Stearns Merchant Banking or the management group may only be removed by the party or parties entitled to nominate them. Upon completion of this offering, so long as Bear Stearns owns at least 5,644,920 shares of our common stock, it will be entitled to designate three persons to serve on our board of directors. In addition, so long as Bear Stearns Merchant Banking owns at least 3,763,280, but less than 5,644,920 shares of our common stock, it will be entitled to designate two members to our board of directors, and so long as Bear Stearns Merchant Banking owns at least 1,881,640, but less than 3,763,280, shares of our common stock, it will be entitled to designate one member to our board of directors. Pursuant to this agreement, Bear Stearns is requiring us to register the shares it is selling in this offering and may require us to register all or part of the common stock that they will own following the completion of this offering. Furthermore, holders of 11,968,145 shares of our common stock following the completion of this offering would be entitled to include their shares of common stock in certain subsequent registered offerings of our common stock, subject to the ability of the underwriters to limit the number of shares included in the offering. All expenses relating to the registration of any such shares must be borne by us and all selling expenses relating to registrable securities must be borne by the holders of the securities being registered.

     The stockholders' agreement provides that the affirmative vote of the majority of our board is required for us to take specified fundamental corporate actions. These actions include, among others:

          - the approval of our annual budget and any deviation from our annual budget by more than ten percent;

          - capital expenditures in excess of $250,000;

          - hiring or firing of certain key employees;

          - redemptions, repurchases or other acquisitions of our capital stock;

          - authorizations or issuances of any equity security;

          - amendments to our charter documents;

          - any merger or consolidation of us into another corporation, or the sale of substantially all of our assets;

          - declarations of any dividend; and

          - increases in authorized shares.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 3, 2003, and as adjusted to reflect the sale of common stock in this offering, by (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) our chief executive officer and our next four most highly compensated executive officers,
(iii) each of our directors and (iv) all of our directors and executive officers as a group. The table below assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after May 3, 2003 are deemed outstanding. Such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated below (i) the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable and (ii) the address of each of the individuals listed in the table is Aeropostale, Inc., 1372 Broadway, New York, New York 10018. As of May 3, 2003, there were 35,702,994 shares of common stock outstanding. Upon consummation of this offering there will be 36,402,994 shares of common stock outstanding.

                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                 OWNED(1)                      OWNED AFTER OFFERING
                                           --------------------   NUMBER OF    ---------------------
                                                                    SHARES
                                             NUMBER     PERCENT   OFFERED(2)     NUMBER     PERCENT
                                           ----------   -------   ----------   ----------   --------
Bear Stearns MB 1998-1999
Pre-Fund, LLC(3).........................  11,735,674    32.9%    5,000,000    6,735,674      18.5%
  383 Madison Avenue
  New York, NY 10179
FMR Corp.(4).............................   2,197,380     6.2            --    2,197,380        6.0
  82 Devonshire Street
  Boston, MA 02109
Geiger Family 1999 Irrevocable GST
  Trust..................................   1,869,804     5.2       325,000    1,544,804        4.2
  166 East 63rd Street
  New York, NY 10021
Stephen A. Geiger(5).....................   1,990,866     5.6            --    1,665,866        4.6
  166 East 63rd Street
  New York, NY 10021
Julian R. Geiger(6)......................   1,269,716     3.5       350,000      919,716        2.5
John S. Mills(6)(7)......................   2,284,293     6.3       350,000    1,934,293        5.3
Michael J. Cunningham(6).................     310,471       *        30,000      280,471          *
Christopher L. Finazzo(6)(8).............     450,409     1.3        20,000      430,409        1.2
Thomas P. Johnson(6).....................     194,507       *        10,000      184,507          *
Bodil Arlander...........................          --       *            --           --          *
Mary Elizabeth Burton(6).................      18,816       *            --       18,816          *
David Edwab(6)...........................      13,000       *            --       13,000          *
John D. Howard...........................          --       *            --           --          *
David H. Glaser..........................          --       *            --           --          *
Douglas R. Korn..........................          --       *            --           --          *
Richard Metrick..........................          --       *            --           --          *
Richard L. Perkal........................          --       *            --           --          *
David B. Vermylen(6).....................          --       *            --           --          *
All directors and executive officers as a
  group (15 persons)(6)..................   4,842,102    12.7       760,000    4,082,102      10.7%

---------------

 *  Less than 1% of the outstanding shares of common stock.

(1) Unless otherwise indicated, each of the stockholders has sole voting and dispositive power with respect to the shares of common stock beneficially owned. The percent is based upon the 35,702,994 shares outstanding as of May 3, 2003 and the number of shares, if any, as to which the named person has the right to acquire upon options exercisable within 60 days of May 3, 2003. Such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

(2) In the event that the underwriters exercise their over-allotment option in full, Bear Stearns MB 1998-1999 Pre-Fund, LLC will sell an additional 750,000 shares, Mr. Geiger will sell an additional 52,500 shares, Mr. Mills will sell an additional 52,500 shares, Mr. Cunningham will sell an additional 3,000 shares, Mr. Finazzo will sell an additional 4,500 shares and Mr. Johnson will sell an additional 1,500 shares.

(3) The Bear Stearns Companies Inc., a corporation traded publicly on the New York Stock Exchange, exercises voting and investment control over these shares as managing member of the Bear Stearns MB 1998-1999 Pre-Fund, LLC. The 6,735,675 shares being offered include 3,320,000 shares that Bear Stearns MB 1998-1999 Pre-Fund, LLC distributed to The Bear Stearns Companies Inc. and which The Bear Stearns Companies Inc. is selling in this offering.

(4) Share ownership for FMR Corp. is given as of December 31, 2002, and was obtained from a Schedule 13G/A, dated February 19, 2003, filed with the Securities and Exchange Commission.

(5) Includes 1,869,804 shares registered in the name of the Geiger Family 1999 Irrevocable GST Trust of which Stephen A. Geiger is trustee.

(6) Includes the following shares for options exercisable within 60 days of May 3, 2003:

Mr. Geiger..................................................     941,084
Mr. Mills...................................................     666,659
Mr. Cunningham..............................................     263,430
Mr. Johnson.................................................     137,466
Mr. Finazzo.................................................     298,051
Ms. Burton..................................................      18,816
The directors and officers as a group.......................   2,462,490

350,000 options held by Mr. Geiger and 350,000 options held by Mr. Mills will be exercised immediately prior to the consummation of this offering and the shares issued upon such exercises will be sold in this offering.

(7) 940,820 of Mr. Mills' shares are held by the J.S. Mills Limited Partnership, of which Mr. Mills is general partner.

(8) 162,358 of Mr. Finazzo's shares are held by the Finazzo Family Trust, of which Mr. Finazzo is co-trustee.

AGREEMENTS WITH SELLING STOCKHOLDERS

     Stockholders' Agreement. Six employees of Bear Stearns Merchant Banking have an indirect economic interest in the shares of Aeropostale held by the Bear Stearns MB 1998-1999 Pre-Fund, LLC. Upon completion of this offering, Bear Stearns Merchant Banking will have the right to designate three persons to our board of directors pursuant to agreements more fully described in "Certain Transactions."

     Employment and Severance Agreements. Each of Mr. Geiger, Mr. Mills and Mr. Finazzo have entered into employment agreements with us and Messrs. Cunningham and Johnson have entered into severance agreements with us, the terms of which are described in the "Management -- Employment Agreements" and "Management -- Severance Agreements" section of this prospectus.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 36,402,994 shares of common stock outstanding. Of these shares, 25,702,704 shares, including all of the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Subject to any restrictions under applicable law, the holders of 10,700,290 shares of common stock will be free to sell any and all shares of common stock they beneficially own at various times commencing 90 days after the date of this prospectus. In addition, following the offering 4,840,336 shares of common stock may be issued pursuant to the exercise of stock options that are either outstanding or may issued in the future.

     We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

LOCK-UP AGREEMENTS

     We and each of our executive officers and directors and each of our selling stockholders have agreed that, subject to specified exceptions, each will not, for a period of 90 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, however, release all or a portion of the shares subject to this lock-up agreement at any time without prior notice. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements.

RULE 144

     In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 357,030 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

     We filed a Registration Statement on Form S-8 registering 5,467,293 shares of common stock subject to outstanding options or reserved for future issuance under our 1998 Stock Option Plan and 1,735,556 shares of common stock reserved for future issuance under our 2002 Long-Term Incentive Plan. As of May 3, 2003, options to purchase a total of 4,241,513 shares were outstanding and 1,298,823 shares were reserved for future issuance under our stock plans. Once our Registration Statement on Form S-8 was filed, our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates became available for immediate resale in the open market.

REGISTRATION RIGHTS

     Pursuant to the stockholder's agreement described in "Certain Transactions," Bear Stearns Merchant Banking may require us to register all or part of the common stock that they will own following the completion of this offering. Furthermore, holders of 11,968,145 shares of our common stock who are parties to the stockholders' agreement are entitled to have their shares included for sale in certain subsequent registered offerings of our common stock. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, dated as
of           , 2003, among us, the selling stockholders and the underwriters named below, acting through their representatives, the underwriters have severally agreed to purchase from the selling stockholders the number of shares of common stock set forth below opposite their respective names.

                                                               NUMBER OF
                        UNDERWRITERS                            SHARES
                        ------------                           ---------
Bear, Stearns & Co. Inc.....................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Wachovia Capital Markets, LLC...............................
U.S. Bancorp Piper Jaffray Inc..............................
                                                               ---------
          Total.............................................   6,085,000

     The underwriters' representatives have advised the selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of
$       per share, of which $       may be reallowed to other dealers. After
this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to a total of 912,750 shares of common stock from such selling stockholders to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 912,750 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage of the total underwriting commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The selling stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the public offering price, underwriting discounts and commissions and proceeds to the selling stockholders from the sale of common stock. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                         TOTAL
                                                            -------------------------------
                                                    PER     WITHOUT OVER-      WITH OVER-
                                                   SHARE      ALLOTMENT        ALLOTMENT
                                                   ------   --------------   --------------
Public offering price............................  $           $                $
Underwriting discount............................  $           $                $
Proceeds to the selling stockholders.............  $           $                $

     The expenses of the offering, other than underwriting discounts and commission referred to above, are estimated at $ million and are payable entirely by us.

     We and the selling stockholders have severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     We and each of our executive officers and directors and each of the selling stockholders have agreed for a period of 90 days after the date of this prospectus, subject to specified exceptions, not to issue, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of, make any short sale or maintain any short position, establish or increase a "put equivalent position" or liquidate or decrease a "call equivalent position," or otherwise enter into any swap, derivative transaction or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of common stock, whether or not such transaction is to be settled by delivery of common stock, other securities, cash or other consideration, or otherwise dispose of, any common stock, or any securities convertible into, exercisable or exchangeable for common stock, or interest therein of the company or of any of its subsidiaries without the prior consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements. The foregoing restrictions will not apply to the sale of common stock in this offering or the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans and transfers by such officers, directors and stockholders of any common stock to any parent, mother-in-law or father-in-law, husband or wife, brother or sister, sister-in-law or brother-in-law, son-in-law or daughter-in-law and children of such officers, directors or stockholders or to a trust for the direct or indirect benefit of such officer, director or stockholder, provided that any such transferee agrees to be bound in writing by the restrictions set forth herein.

     Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

     Our common stock trades on the New York Stock Exchange under the symbol "ARO." On June 26, 2003, the last reported sale price of the common stock was $23.00 per share.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. The underwriters may allocate a number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than any prospectus made available in electronic format as described above, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospectus investors.

     In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transaction on the New York Stock Exchange or otherwise. If the underwriter commence any of these transactions, they may discontinue them at any time.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees.

     Stockholders' Agreement. In August 1998, we and stockholders owning 100% of our then outstanding common stock entered into an agreement pursuant to which each party agreed to take all action necessary to ensure that five persons designated by Bear Stearns Merchant Banking and three persons designated by Julian R. Geiger, John S. Mills and David Geltzer as a group, referred to herein as the management group, serve on our board of directors. The number of persons that each of Bear Stearns Merchant Banking and the management group is entitled to designate to our board under the agreement will be reduced if the number of shares of our common stock that they each hold falls beneath set thresholds. Directors designated by either Bear Stearns Merchant Banking or the management group may only be removed by the party or parties entitled to nominate them. Upon completion of this offering, the appointees of Bear Stearns Merchant Banking may continue to serve on our board of directors at least until our next annual meeting unless they resign or are removed in the interim. Upon completion of this offering, so long as Bear Stearns Merchant Banking owns at least 5,644,920 shares of our voting common stock, it will be entitled to designate three members of our board of directors. In addition, so long as Bear Stearns Merchant Banking owns at least 3,763,280, but less than 5,644,920, shares of our common stock, it will be entitled to designate two members to our board of directors, and so long as Bear Stearns Merchant Banking owns at least 1,881,640, but less than 3,763,280, shares of our common stock, it will be entitled to designate one member to our board of directors. Accordingly, Bear Stearns Merchant Banking will continue to maintain influence over the decisions of our board of directors.

     The stockholders' agreement provides that the affirmative vote of the majority of our board is required for us to take specified fundamental corporate actions. These actions include, among others:

     - the approval of our annual budget and any deviation from our annual budget by more than ten percent;

     - capital expenditures in excess of $250,000;

     - hiring or firing of certain key employees;

     - redemptions, repurchases or other acquisitions of our capital stock;

     - authorization or issuance of any equity security;

     - amendments to our charter documents;

     - any merger or consolidation of us into another corporation, or the sale of substantially all of our assets;

     - declaration of any dividend; and

     - increase in authorized shares.

     Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc. (NASD). Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of Bear, Stearns & Co. Inc. beneficially owned, as of May 3, 2003, through its subsidiary, Bear Stearns MB 1998-1999 Pre-Fund, LLC, 32.9% of our common stock outstanding as of May 3, 2003. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate's equity securities, either (i) a "bona fide independent market" must exist for the securities as of the date of the filing of the registration statement and as of the effective date of the registration statement or (ii) the public offering price per share can be no lower than that recommended by a "qualified independent underwriter" meeting certain standards who shall assume the responsibilities of acting as the qualified independent underwriting in pricing the offering and conducting due diligence. If a "bona fide independent market" for our common stock does not exist as of the filing date of the registration statement and as of the effective date of the registration statement, the public offering price of the shares of our common stock will be no higher than the price recommended by a qualified independent underwriter. As of the date a "bona fide independent market" for our common stock exists.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements for Aeropostale, Inc. as of February 2, 2002 and February 1, 2003 and for the fiscal years ended July 29, 2000, August 4, 2001 and February 1, 2003 and for the six months ended February 2, 2002 included and incorporated by reference in this prospectus and the consolidated financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 7, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which is included and incorporated by reference herein, and have been included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports and other information with the Securities and Exchange Commission. We filed with the SEC, a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock sold in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, we refer you to the registration statement and to the exhibits and schedules that were filed with the registration statement, as well as the other material that we file with the SEC. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, the related exhibits and the other material we file with the SEC may be inspected by anyone without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of these documents may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is finished.

     (a) The description of our capital stock contained in our Form 8-A originally filed by us on May 3, 2002.

     (b) Our Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

     (c) Our Quarterly Report on Form 10-Q for the quarter ended May 3, 2003.

     (d) Our Current Reports on Form 8-K, filed on April 10, 2003, May 7, 2003, May 22, 2003 and June 4, 2003.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
                       Aeropostale, Inc., Investor Relations
                       1372 Broadway, 8th Floor, New York, New York 10018
                       Attention: Kenneth Ohashi
                       Telephone: (888) 363-2825

                               AEROPOSTALE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of February 2, 2002 and
  February 1, 2003..........................................   F-3
Consolidated Statements of Income for the fiscal years ended
  July 29, 2000 and August 4, 2001, and for the six months
  ended February 3, 2001 (unaudited) and February 2, 2002
  and for the fiscal year ended February 1, 2003............   F-4
Consolidated Statements of Stockholders' Equity for the
  fiscal years ended July 29, 2000, August 4, 2001, for the
  six months ended February 2, 2002 and for the fiscal year
  ended February 1, 2003....................................   F-5
Consolidated Statements of Cash Flows for the fiscal years
  ended July 29, 2000 and August 4, 2001, and for the six
  months ended February 3, 2001 (unaudited) and February 2,
  2002 and for the fiscal year ended February 1, 2003.......   F-6
Notes to Consolidated Financial Statements..................   F-7

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of May 3, 2003
  (unaudited) and February 1, 2003..........................  F-25
Condensed Consolidated Statements of Income for the thirteen weeks ended May 3, 2003 (unaudited) and May 4, 2002
  (unaudited)...............................................  F-26
Condensed Consolidated Statements of Cash Flows for the
  thirteen weeks ended May 3, 2003 (unaudited) and May 4,
  2002 (unaudited)..........................................  F-27
Notes to Condensed Consolidated Financial Statements........  F-28

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Aeropostale, Inc.

     We have audited the accompanying consolidated balance sheets of Aeropostale, Inc. (the "Company") as of February 1, 2003 and February 2, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the fiscal years ended February 1, 2003, August 4, 2001 and July 29, 2000 and for the six months ended February 2, 2002. Our audits included the financial statement schedule listed in Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2003 and February 2, 2002, and the results of its operations and its cash flows for the fiscal years ended February 1, 2003, August 4, 2001 and July 29, 2000 and for the six months ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as of August 5, 2001 to conform to Financial Accounting Standards Board Statement No. 142.

                                          /s/ DELOITTE & TOUCHE LLP

New York, New York
March 7, 2003

                               AEROPOSTALE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 44,958      $ 87,475
  Merchandise inventory.....................................     37,979        46,645
  Deferred income taxes.....................................         25           682
  Other current assets......................................      6,818         9,987
                                                               --------      --------
     Total current assets...................................     89,780       144,789
Fixtures, equipment and improvements -- Net.................     48,646        69,448
Deferred income taxes.......................................      7,923         8,468
Other assets................................................        578           327
                                                               --------      --------
       Total assets.........................................   $146,927      $223,032
                                                               ========      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 13,995      $ 17,954
  Accrued expenses..........................................     37,604        40,044
                                                               --------      --------
     Total current liabilities..............................     51,599        57,998
Other noncurrent liabilities................................     25,521        37,075
Series B redeemable preferred stock:
  $0.01 par value per share; authorized, issued and
     outstanding, 6 shares liquidation preference $6,250;
     12.5% cumulative.......................................      9,617            --
Commitment and contingencies
Stockholders' equity:
  Common stock -- par value, $0.01 per share; 75,266 and
     200,000 shares authorized, 31,047 and 35,306 shares
     issued and outstanding.................................        310           353
  Common stock -- Nonvoting, par value, $0.01 per share;
     75,266 shares authorized, 1,118 and 0 shares issued and
     outstanding............................................         11            --
  Additional paid-in capital................................      9,321        41,657
  Deferred compensation.....................................     (4,473)           --
  Retained earnings.........................................     55,021        85,949
                                                               --------      --------
     Total stockholders' equity.............................     60,190       127,959
                                                               --------      --------
     Total liabilities and stockholders' equity.............   $146,927      $223,032
                                                               ========      ========

                See notes to consolidated financial statements.

                               AEROPOSTALE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                FOR THE FISCAL                                   FOR THE FISCAL
                                                  YEAR ENDED             SIX MONTHS ENDED          YEAR ENDED
                                             --------------------   --------------------------   --------------
                                             JULY 29,   AUGUST 4,   FEBRUARY 3,    FEBRUARY 2,    FEBRUARY 1,
                                               2000       2001          2001          2002            2003
                                             --------   ---------   ------------   -----------   --------------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
NET SALES..................................  $213,445   $304,767      $184,369      $284,040        $550,904
COST OF SALES..............................   151,973    218,618       124,611       180,054         388,301
                                             --------   --------      --------      --------        --------
    Gross profit...........................    61,472     86,149        59,758       103,986         162,603
                                             --------   --------      --------      --------        --------
COSTS AND EXPENSES:
  Selling, general and administrative
    expenses...............................    45,680     65,918        34,469        55,169         110,506
  Store closing expenses...................        --        815            --            --              --
  Amortization of negative goodwill........      (234)      (234)         (116)           --              --
                                             --------   --------      --------      --------        --------
    Total costs and expenses...............    45,446     66,499        34,353        55,169         110,506
                                             --------   --------      --------      --------        --------
INCOME FROM OPERATIONS.....................    16,026     19,650        25,405        48,817          52,097
INTEREST EXPENSE (INCOME) -- Net of
  interest income of $20, $197, $21, $105
  and $399.................................       911      1,671         1,082           292             (56)
                                             --------   --------      --------      --------        --------
INCOME BEFORE INCOME TAXES.................    15,115     17,979        24,323        48,525          52,153
PROVISION FOR INCOME TAXES.................     5,749      7,065         9,629        19,888          20,863
                                             --------   --------      --------      --------        --------
INCOME FROM CONTINUING OPERATIONS..........     9,366     10,914        14,694        28,637          31,290
DISCONTINUED OPERATIONS:
  Loss from discontinued operations, net of
    tax benefit of $2,008..................    (3,212)        --            --            --              --
  Gain on disposal of discontinued
    operations net of tax benefit of $2,776
    and tax expense of $257 and $248.......     5,214        405           388            --              --
                                             --------   --------      --------      --------        --------
  Gain on discontinued operations..........     2,002        405           388            --              --
CUMULATIVE EFFECT OF ACCOUNTING CHANGE.....        --         --            --         1,632              --
                                             --------   --------      --------      --------        --------
NET INCOME.................................  $ 11,368   $ 11,319      $ 15,082      $ 30,269        $ 31,290
                                             ========   ========      ========      ========        ========
BASIC NET INCOME PER COMMON SHARE
  From continuing operations...............  $   0.27   $   0.32      $   0.46      $   0.89        $   0.90
  From discontinued operations.............      0.06       0.01          0.01            --              --
  From cumulative accounting change........        --         --            --          0.05              --
                                             --------   --------      --------      --------        --------
  Net income per share.....................  $   0.33   $   0.33      $   0.47      $   0.94        $  0. 90
                                             ========   ========      ========      ========        ========
DILUTED NET INCOME PER COMMON SHARE:
  From continuing operations...............  $   0.24   $   0.28      $   0.40      $   0.78        $   0.82
  From discontinued operations.............      0.06       0.01          0.01            --              --
  From cumulative accounting change........        --         --            --          0.05              --
                                             --------   --------      --------      --------        --------
  Net income per share.....................  $   0.30   $   0.29      $   0.41      $   0.83        $   0.82
                                             ========   ========      ========      ========        ========
Basic weighted average number of shares
  outstanding..............................    31,069     31,339        31,183        31,633          34,387
Diluted weighted average number of shares
  outstanding..............................    34,693     35,465        35,177        36,000          37,854

                See notes to consolidated financial statements.

                               AEROPOSTALE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  COMMON STOCK
                                COMMON STOCK        NONVOTING      ADDITIONAL
                              ----------------   ---------------    PAID-IN       DEFERRED     RETAINED
                              SHARES    AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION   EARNINGS    TOTAL
                              -------   ------   ------   ------   ----------   ------------   --------   --------
                                                                 (IN THOUSANDS)
BALANCE, AUGUST 1, 1999:....   31,047    $310         6    $ --     $   639       $    --      $ 4,727    $  5,676
  Net income................       --      --        --      --          --            --       11,368      11,368
  Stock options exercised...       --      --        60       1           1            --           --           2
  Accrued dividend --
    redeemable preferred
    stock...................       --      --        --      --          --            --       (1,021)     (1,021)
  Accretion of Series A
    preferred stock.........       --      --        --      --          --            --          (19)        (19)
                              -------    ----    ------    ----     -------       -------      -------    --------
BALANCE, JULY 29, 2000:.....   31,047     310        66       1         640            --       15,055      16,006
  Net income................       --      --        --      --          --            --       11,319      11,319
  Stock options exercised...       --      --       424       4           9            --           --          13
  Accrued dividend --
    redeemable preferred
    stock...................       --      --        --      --          --            --       (1,048)     (1,048)
                              -------    ----    ------    ----     -------       -------      -------    --------
BALANCE, AUGUST 4, 2001:....   31,047     310       490       5         649            --       25,326      26,290
  Net income................       --      --        --      --          --            --       30,269      30,269
  Stock options exercised...       --      --       628       6         227            --           --         233
  Equity based
    compensation............       --      --        --      --       8,445        (8,445)          --          --
  Amortization of equity
    based compensation......       --      --        --      --          --         3,972           --       3,972
  Accrued dividend --
    redeemable preferred
    stock...................       --      --        --      --          --            --         (574)       (574)
                              -------    ----    ------    ----     -------       -------      -------    --------
BALANCE, FEBRUARY 2, 2002:..   31,047     310     1,118      11       9,321        (4,473)      55,021      60,190
  Net income................       --      --        --      --          --            --       31,290      31,290
  Stock options exercised...      533       5       733       8         274            --           --         287
  Tax benefit related to
    exercise of stock
    options.................       --      --        --      --       2,674            --           --       2,674
  Deferred offering costs...       --      --        --      --      (1,981)           --           --      (1,981)
  Initial public offering...    1,875      19        --      --      31,369            --           --      31,388
  Amortization of equity
    based compensation......       --      --        --      --          --         4,473           --       4,473
  Conversion of common stock
    nonvoting to common
    stock...................    1,851      19    (1,851)    (19)         --            --           --          --
  Accrued dividend -- Series
    B redeemable preferred
    stock...................       --      --        --      --          --            --         (362)       (362)
                              -------    ----    ------    ----     -------       -------      -------    --------
BALANCE, FEBRUARY 1, 2003:..   35,306    $353        --    $ --     $41,657       $    --      $85,949    $127,959
                              =======    ====    ======    ====     =======       =======      =======    ========

                See notes to consolidated financial statements.

                               AEROPOSTALE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE FISCAL                                  FOR THE FISCAL
                                                               YEAR ENDED            SIX MONTHS ENDED          YEAR ENDED
                                                          --------------------   -------------------------   --------------
                                                          JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,    FEBRUARY 1,
                                                            2000       2001         2001          2002            2003
                                                          --------   ---------   -----------   -----------   --------------
                                                                                 (UNAUDITED)
                                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................  $ 11,368   $ 11,319     $ 15,082      $ 30,269        $ 31,290
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization.......................     3,799      3,938        1,698         3,124           8,993
    Amortization of tenant allowances and above market
      leases............................................    (2,401)    (1,917)        (869)       (1,315)         (3,350)
    Impairment charge...................................        --        815           --            --              --
    Amortization of negative goodwill...................      (847)      (234)        (116)           --              --
    Equity based compensation charge....................        --         --           --         3,972           4,473
    Gain (loss) on discontinued operations..............     2,782       (662)        (636)           --              --
    Deferred rent, net..................................       916      1,132          540           406           2,265
    Pension expense.....................................       171        247          125           133             241
    Deferred income taxes...............................     2,068      2,843         (292)       (2,168)         (1,202)
    Cumulative effect of accounting change..............        --         --           --        (1,632)             --
    Changes in operating assets and liabilities:
      Merchandise inventory.............................   (20,964)   (10,713)      14,282        20,700          (8,666)
      Other current assets..............................    (6,520)     2,432        1,570           389          (3,169)
      Other assets......................................      (357)        21          (22)           --             174
      Accounts payable..................................     5,317     (2,501)      (7,653)          684           3,959
      Accrued expenses and other noncurrent
        liabilities.....................................     8,129     12,844       14,571        28,316          17,512
                                                          --------   --------     --------      --------        --------
        Net cash provided by operating activities.......     3,461     19,564       38,280        82,878          52,520
                                                          --------   --------     --------      --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixtures, equipment and improvements.....   (19,656)   (23,916)     (10,977)       (9,392)        (29,718)
                                                          --------   --------     --------      --------        --------
    Net cash used in investing activities...............   (19,656)   (23,916)     (10,977)       (9,392)        (29,718)
                                                          --------   --------     --------      --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock options exercised...............................         2         13            4           233             287
  Net proceeds from initial public offering.............        --         --           --            --          31,388
  Offering costs related to initial public offering.....        --         --           --            --          (1,981)
  Net borrowings under revolving credit facility........    26,563      8,280      (25,275)      (35,267)             --
  Payment of deferred finance costs.....................        --       (220)          --            --              --
  Redemption of Series A preferred stock................    (4,537)        --           --            --              --
  Payment and redemption of dividends...................      (463)        --           --            --          (9,979)
                                                          --------   --------     --------      --------        --------
    Net cash (used in) provided by financing
      activities........................................    21,565      8,073      (25,271)      (35,034)         19,715
                                                          --------   --------     --------      --------        --------
    Net cash used in discontinued operations............    (5,563)      (932)        (958)           --              --
                                                          --------   --------     --------      --------        --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....      (193)     2,789        1,074        38,452          42,517
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........     3,910      3,717        3,717         6,506          44,958
                                                          --------   --------     --------      --------        --------
CASH AND CASH EQUIVALENTS, END OF PERIOD................  $  3,717   $  6,506     $  4,791      $ 44,958        $ 87,475
                                                          ========   ========     ========      ========        ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid.....................................  $  1,369   $  1,953     $  1,883      $ 10,699        $ 19,649
                                                          ========   ========     ========      ========        ========
  Interest paid.........................................  $    785   $  1,724     $  1,026      $    391        $    298
                                                          ========   ========     ========      ========        ========
SIGNIFICANT NONCASH INVESTING AND FINANCING
  TRANSACTIONS:
  Accrued dividends on Series A Exchangeable Redeemable
    Preferred Stock.....................................  $     96   $     --     $     --      $     --        $     --
                                                          ========   ========     ========      ========        ========
  Accrued dividends on Series B Redeemable Preferred
    Stock...............................................  $    925   $  1,048     $    508      $    574        $    362
                                                          ========   ========     ========      ========        ========
  Accretion on Series A Exchangeable Redeemable
    Preferred Stock.....................................  $     19   $     --     $     --      $     --        $     --
                                                          ========   ========     ========      ========        ========

                See notes to consolidated financial statements.

                               AEROPOSTALE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND STORE DATA)

1.  BUSINESS

     Description of Business -- Aeropostale, Inc. (together with its wholly-owned subsidiary, Aeropostale West, Inc., collectively the "Company" or "Aeropostale") is a mall-based specialty retailer of casual apparel and accessories for young women and young men. On February 3, 2002, Aeropostale contributed all of the assets relating to 10 stores that are located in Arizona and California to its wholly-owned subsidiary, Aeropostale West, Inc. as part of a tax-free reorganization.

     The Company provides customers with a focused selection of high-quality, active-oriented, fashion basic merchandise at compelling values. Aeropostale maintains complete control over its proprietary brand by designing and sourcing all of its merchandise. The Company's products can be purchased only in our stores, which sell Aeropostale merchandise exclusively. The Company's stores create a fun and high energy shopping experience through the use of creative visual merchandising, colorful in-store signage, bright lighting, popular music and an enthusiastic, well-trained sales force. The average store size of approximately 3,500 square feet is generally smaller than that of its mall-based competitors and the Company believes that this enables it to achieve higher sales productivity and project a sense of activity and excitement. As of February 1, 2003, the Company operated 367 stores in 35 states.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year -- The Company elected to change its fiscal year from a 52/53 week year that ends on the Saturday nearest to July 31 to a 52/53 week year that ends on the Saturday nearest to January 31, effective for the transition period ended on February 2, 2002. For tax purposes, the Company has retained its July year-end. As used herein, "Fiscal 2002" refers to the fiscal year ended February 1, 2003, "Fiscal 2001" refers to the fiscal year ended August 4, 2001, "Transition 2001" refers to the six month period from August 5, 2001 to February 2, 2002. Similarly, "Fiscal 2000" refers to the fiscal year ended July 29, 2000 and "Transition 2000" refers to the six month period from July 30, 2000 to February 3, 2001. All references to amounts related to the six months ended February 3, 2001 are unaudited. Transition 2001 has twenty-six weeks while Transition 2000 has twenty-seven weeks.

     Cash Equivalents -- The Company considers credit card receivables and all short-term investments with an original maturity of three months or less as cash equivalents.

     Merchandise Inventory -- Inventory consists of finished goods and is valued utilizing the cost method at the lower of cost or market determined on a first-in, first-out basis. Merchandise inventory includes warehousing, freight, merchandise and design costs as an inventory product cost.

     Fixtures, Equipment and Improvements -- Fixtures, equipment and improvements are stated at cost. Depreciation and amortization are provided for by the straight-line method over the following estimated useful lives:

Store fixtures and equipment.............  10 years
Leasehold improvements...................  Lesser of life of the asset or life of lease
Computer equipment and software..........  5 years

     Effective the first quarter of 2001, the Company adjusted the estimated useful lives for store fixtures and equipment from 7 to 10 years and computer equipment and software from 3 to 5 years. The Company examined and reviewed its accounting policies and practices and determined that revised useful lives reflect a more accurate timing of the economic benefits to be received from such assets. The change in estimate had a $574 (net of tax benefit of $382) impact on the Fiscal 2001 results.

                               AEROPOSTALE, INC.

     Impairment of Long-lived and Intangible Assets -- The Company evaluates Long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of. Long-lived assets are evaluated for recoverability in accordance SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

     In Fiscal 2001, the Company recorded store closing expenses of $815 to reflect the write-down of leasehold improvements and stores fixtures and equipment to their net realizable value, in seven stores closed by October 2001. The Company did not incur any other costs associated with such store closings.

     Income Taxes -- Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by the tax laws.

     Pre-Operating Expenses -- The Company expenses new store operating costs as incurred.

     Deferred Financing Costs -- Deferred financing costs are amortized over the life of the debt using the straight-line method. Net deferred financing charges were $155, $208, $77, $174 and $104, net of accumulated amortization of $307, $12, $384, $46 and $116 at the end of Fiscal 2000, Fiscal 2001, Transition 2000 (unaudited), Transition 2001 and Fiscal 2002, respectively. These amounts are included in other assets in the balance sheets.

     Deferred Rent -- Rent expense under operating leases provides for tenant allowances and fixed non-contingent escalations and is recognized on a straight-line basis over the term of each individual underlying lease.

     Revenue Recognition -- Revenue is recognized at the "point of sale." Allowances for sales returns are recorded as a component of net sales in the periods in which the related sales are recognized.

     Reserve for Returns -- The Company provides a reserve equal to the gross profit on projected merchandise returns based upon its prior returns experience.

     Marketing -- Marketing costs, which includes internet, television, print, radio and other media advertising and collegiate athlete conference sponsorships, are expensed as incurred and were $1,062, $2,210, $1,329, $1,792 and $5,719 for Fiscal 2000, Fiscal 2001, Transition 2000(unaudited), Transition 2001 and Fiscal 2002, respectively.

     Net Income Per Share -- The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share. Basic net income per share is computed by dividing net income after preferred dividends by the weighted average number of common shares outstanding for the period. Diluted net income per share also includes the dilutive effect of potential common shares outstanding during the period.

     Fair Value of Financial Instruments -- The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents and accounts payable approximate their fair value due to the short-term maturities of such items. The carrying amount of the revolving credit facility approximates its fair value due to the variable interest rate it carries. Estimated fair value disclosures have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates

                               AEROPOSTALE, INC.

presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     Derivatives -- The Company adopted SFAS No. 133 and 138, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities requiring all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 138 is an amendment to SFAS No. 133, which amended or modified certain issues discussed in SFAS No. 133. Implementation of SFAS No. 133 and SFAS No. 138 did not have a material impact on the Company's statement of financial position, results of operations or cash flows.

     Reclassifications -- Certain reclassifications have been made to the consolidated financial statements in prior periods to conform to the current period presentation.

     Segment Reporting -- SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about a company's operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in a single operating segment -- the operation of mall-based specialty retail stores. Revenues from external customers are derived from merchandise sales. The Company's net sales mix by merchandise category were as follows:

                                                        FISCAL      TRANSITION
                                                      -----------   -----------   FISCAL
MERCHANDISE CATEGORIES                                2000   2001   2000   2001    2002
----------------------                                ----   ----   ----   ----   ------
                                                                 (UNAUDITED)
Young Women's.......................................   42%    49%    47%    56%     58%
Young Men's.........................................   47     39     42     33      30
Accessories.........................................   11     12     11     11      12
                                                      ---    ---    ---    ---     ---
Total Merchandise Sales.............................  100%   100%   100%   100%    100%
                                                      ===    ===    ===    ===     ===

     The Company does not rely on any major customers as a source of revenue.

     New Accounting Standards -- In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No.
44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Rescissions of SFAS No. 4 and SFAS No. 64 are effective for fiscal years beginning after May 15, 2002. Rescissions for SFAS No. 13 are effective for transactions entered into after May 15, 2002. All other provisions are effective for financial statements issued after May 15, 2002. The adoption of SFAS No. 145 has not had and is not expected to have a material impact on our consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS

                               AEROPOSTALE, INC.

No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had and is not expected to have a material impact on our consolidated financial statements.

     In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. We have evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows for the year ended February 1, 2003. We have made the required disclosures in the consolidated financial statements as of February 1, 2003.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation -- Transition and Disclosure. The standard provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition SFAS No. 148 amends the disclosure requirements for SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. We will continue to account for stock-based equity compensation using the intrinsic value method of APB Opinion 25. We are required to follow the prescribed disclosure format and have provided the additional disclosures required by SFAS No. 148 for the year ended February 1, 2003 and must also provide the disclosures in our quarterly reports containing condensed consolidated financial statements for interim periods beginning with the quarterly period ending May 3, 2003.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period after January 31, 2003, regardless of when the variable interest entity was established. We have evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows for the year ended February 1, 2003 because we have no variable interest entities.

                               AEROPOSTALE, INC.

3.  SIGNIFICANT RISKS AND UNCERTAINTIES

     Use of Estimates -- The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounts requiring the use of significant estimates included inventory, income tax and certain reserves.

     Certain Risks Concentration -- The Company had three suppliers who in the aggregate constituted approximately 31%, 36%, 30%, 41% and 37% of the Company's purchases for Fiscal 2000, Fiscal 2001, Transition 2000 (unaudited), Transition 2001 and Fiscal 2002, respectively. The loss of any of these suppliers could adversely affect the Company's operations.

4.  CUMULATIVE EFFECT OF ACCOUNTING CHANGE

     In connection with the purchase of all the shares of the Company from Federated Specialty Stores, Inc. (a wholly-owned subsidiary of Federated Department Stores, Inc.) on August 3, 1998 ("Acquisition"), the Company recorded gross negative goodwill in the amount of $12.8 million that was being amortized over an estimated life of ten years.

     In connection with the decision to discontinue the operations of the Chelsea Cambell business, an allocation of the negative goodwill was made between the Aeropostale and the Chelsea Cambell businesses based upon their relative fair values at the Acquisition date. As a result of such allocation, approximately $8.8 million of unamortized negative goodwill was written off as part of the gain on disposal of the Chelsea Cambell business. The remaining negative goodwill allocated to Aeropostale continued to be amortized over its estimated life of ten years. Net negative goodwill was approximately $1,866 and $1,632 at the end of Fiscal 2000 and Fiscal 2001, respectively.

     The Company adopted SFAS No. 142, Goodwill and Intangibles, which changed the accounting for goodwill from an amortization method to an impairment approach on August 5, 2001. With the adoption of SFAS No. 142, the remaining negative goodwill was recorded as income from a cumulative effect of accounting change.

     Net income and income from continuing operations for Transition 2000 (unaudited) and Transition 2001 and the two previous fiscal years had been adjusted to reflect net income and income from continuing operations as though no negative goodwill amortization and the cumulative accounting change was recorded.

                                            FISCAL           TRANSITION
                                       ----------------   -----------------   FISCAL
                                        2000     2001      2000      2001      2002
                                       ------   -------   -------   -------   -------
                                                        (UNAUDITED)
Income from continuing operations....  $9,366   $10,914   $14,694   $28,637   $31,290
Adjusted income from continuing
  operations.........................   9,132    10,680    14,578    28,637    31,290
Net income...........................  11,368    11,319    15,082    30,269    31,290
Adjusted net income..................  11,134    11,085    14,966    28,637    31,290
Diluted income from continuing
  operations per share...............  $ 0.24   $  0.28   $  0.40   $  0.78   $  0.82
Adjusted diluted income from
  continuing operations per share....    0.23      0.27      0.40      0.78      0.82
Diluted net income per share.........    0.30      0.29      0.41      0.83      0.82
Adjusted net income per share........    0.29      0.28      0.41      0.78      0.82

                               AEROPOSTALE, INC.

5.  OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
Prepaid expenses............................................    $  593        $1,544
Prepaid rent................................................     3,547         4,857
Other receivables...........................................     2,678         3,586
                                                                ------        ------
                                                                $6,818        $9,987
                                                                ======        ======

6.  FIXTURES, EQUIPMENT AND IMPROVEMENTS -- NET

     Fixtures, equipment and improvements -- net, consist of the following:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
Leasehold improvements......................................    $33,507       $49,766
Store fixtures and equipment................................     18,877        26,457
Computer equipment and software.............................      4,434         6,886
Construction in progress....................................        245         2,622
                                                                -------       -------
                                                                 57,063        85,731
Less accumulated depreciation and amortization..............      8,417        16,283
                                                                -------       -------
                                                                $48,646       $69,448
                                                                =======       =======

     Depreciation and amortization expense from continuing operations amounted to approximately $1,653, $3,770, $1,623, $3,090 and $8,916 for Fiscal 2000,
Fiscal 2001, Transition 2000 (unaudited), Transition 2001 and Fiscal 2002, respectively.

7.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
Accrued compensation........................................    $ 8,535       $ 7,838
Sales and use tax...........................................        640         1,158
Accrued rent................................................      4,192         4,950
Accrued gift certificates and credits.......................      4,658         6,761
Income tax payable..........................................     13,237        14,248
Other.......................................................      6,342         5,089
                                                                -------       -------
                                                                $37,604       $40,044
                                                                =======       =======

                               AEROPOSTALE, INC.

8.  OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
Deferred rent...............................................    $21,300       $33,301
Above market rental liability...............................      1,919         1,231
Unfunded pension liability..................................      2,302         2,543
                                                                -------       -------
                                                                $25,521       $37,075
                                                                =======       =======

     In connection with the Acquisition, the Company recorded a liability to reflect leases that were at above-market rental rates. This liability will be amortized as a reduction of future rental expenses over the respective lease lives. The amortization was approximately $2.0 million and $0.8 million for Fiscal 2000 and Fiscal 2001, respectively; $0.4 million for Transition 2000 (unaudited) and Transition 2001, and $0.7 million for Fiscal 2002. In Fiscal 2000, approximately $0.5 million was written off in connection with the discontinued operations and approximately $0.9 million was written off in connection with certain store closings.

9.  REVOLVING CREDIT FACILITY

     The Company has a revolving credit agreement, as amended, with a bank under which the Company may borrow or obtain letters of credit up to an aggregate of $55 million (the "Credit Facility"), with letters of credit having a sub-limit of $15 million. The facility matures by its terms on July 31, 2004. Indebtedness under the Credit Facility is collateralized by the assets of the Company. Borrowings under the Credit Facility bear interest, at the Company's option, either at (a) the lender's prime rate or (b) the Euro Dollar Rate plus 1.50% to 2.00%, depending on excess availability. Additionally, the Company must pay commitment fees on any unused portion of the Credit Facility at an annualized rate of 0.375 percent of the difference between the unused portion and borrowings (including outstanding letters of credit) at the preceding month-end. In connection with the Credit Facility, the Company incurred a one-time financing fee of $220, which is being amortized over the term of the Credit Facility as additional interest expense. At February 1, 2003, the Company was in compliance with the financial covenants of the credit facility, which require the Company to achieve certain earnings before interest, income taxes, depreciation and amortization ("EBITDA" as defined in the Agreement) amounts and capital spending limitations.

     At February 2, 2002 and February 1, 2003, the Company had $0 borrowings outstanding under the Credit Facility. The average amount of borrowings outstanding during Fiscal 2001, Transition 2001 and Fiscal 2002 were $18,486, $10,026 and $1,570 at a weighted average interest rate of 7.70%, 5.57% and 5.99% excluding an unused line fee of approximately $105, $82 and $202, respectively. There were no issued stand-by or commercial letters of credit at February 2, 2002 and February 1, 2003.

10.  NET INCOME PER SHARE

     In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share has been computed based upon the weighted average of common shares and nonvoting common shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

                               AEROPOSTALE, INC.

     Net income per common share has been computed as follows:

                                                   FISCAL 2000         FISCAL 2001
                                                -----------------   -----------------
                                                 BASIC    DILUTED    BASIC    DILUTED
                                                -------   -------   -------   -------
Income from continuing operations.............  $ 9,366   $ 9,366   $10,914   $10,914
Preferred stock dividends.....................   (1,040)   (1,040)   (1,048)   (1,048)
                                                -------   -------   -------   -------
Income from continuing operations available
  for per-share calculation...................    8,326     8,326     9,866     9,866
Income from discontinued operations...........    2,002     2,002       405       405
                                                -------   -------   -------   -------
Net income available for per-share
  calculation.................................  $10,328   $10,328   $10,271   $10,271
                                                =======   =======   =======   =======
Average shares of common stock outstanding....   31,069    31,069    31,339    31,339
Stock options.................................       --     3,624        --     4,126
                                                -------   -------   -------   -------
Total average equivalent shares...............   31,069    34,693    31,339    35,465
                                                =======   =======   =======   =======
Per Common Share:
Income from continuing operations.............  $  0.27   $  0.24   $  0.32   $  0.28
Income from discontinued operations...........     0.06      0.06      0.01      0.01
                                                -------   -------   -------   -------
Net income....................................  $  0.33   $  0.30   $  0.33   $  0.29
                                                =======   =======   =======   =======

                                                             TRANSITION
                                                -------------------------------------
                                                      2001                2002
                                                -----------------   -----------------
                                                 BASIC    DILUTED    BASIC    DILUTED
                                                -------   -------   -------   -------
                                                   (UNAUDITED)
Income from continuing operations.............  $14,694   $14,694   $28,637   $28,637
Preferred stock dividends.....................     (508)     (508)     (574)     (574)
                                                -------   -------   -------   -------
Income from continuing operations available
  for per-share calculation...................   14,186    14,186    28,063    28,063
Income from discontinued operations...........      388       388        --        --
Cumulative effect of accounting change........       --        --     1,632     1,632
                                                -------   -------   -------   -------
Net income available for per-share
  calculation.................................  $14,574   $14,574   $29,695   $29,695
                                                =======   =======   =======   =======
Average shares of common stock outstanding....   31,183    31,183    31,633    31,633
Stock options.................................       --     3,994        --     4,367
                                                -------   -------   -------   -------
Total average equivalent shares...............   31,183    35,177    31,633    36,000
                                                =======   =======   =======   =======
Per Common Share:
Income from continuing operations.............  $  0.46   $  0.40   $  0.89   $  0.78
Income from discontinued operations...........     0.01      0.01        --        --
Cumulative effect of accounting change........       --        --      0.05      0.05
                                                -------   -------   -------   -------
Net income....................................  $  0.47   $  0.41   $  0.94   $  0.83
                                                =======   =======   =======   =======

                               AEROPOSTALE, INC.

                                                                 FISCAL 2002
                                                              -----------------
                                                               BASIC    DILUTED
                                                              -------   -------
Net income..................................................  $31,290   $31,290
Preferred stock dividends...................................     (362)     (362)
                                                              -------   -------
Net income available for per-share calculation..............  $30,928   $30,928
                                                              =======   =======
Average shares of common stock outstanding..................   34,387    34,387
Stock options...............................................       --     3,467(1)
                                                              -------   -------
Total average equivalent shares.............................   34,387    37,854
                                                              =======   =======
Per Common Share:
Income from continuing operations...........................  $  0.90   $  0.82
Net income..................................................  $  0.90   $  0.82
                                                              =======   =======

---------------

(1) Options to purchase 20 shares were not included in the computation of dilutive shares because to do so would have been anti-dilutive.

11.  STOCKHOLDERS' EQUITY

     All references to share information reflects a 376.328 for 1 stock split of the Company's common stock and nonvoting common stock which was approved by the Company's Board of Directors and became effective on May 10, 2002. The respective share and per share amounts and conversion ratios included in the condensed consolidated financial statements reflect the stock split for all periods presented.

     During 1998, the Company sold a total of 31,047,060 shares of voting common stock $0.01 par value for proceeds of approximately $950 in connection with the Acquisition. The common stock is entitled to one vote per share. Bear Stearns Merchant Banking owned 65.7% of the Company's outstanding shares of common stock and had the right to designate a majority of the members of the Board of Directors. Bear Stearns Merchant Banking elected five persons out of nine persons designated by the Company's by-laws to be directors.

     On May 21, 2002, the Company completed an initial public offering of 14,375,000 shares of common stock of which 1,875,000 and 12,500,000 shares were offered by the Company and certain selling stockholders, respectively, at a price to the public of $18.00 per share. Upon completing the offering, net proceeds of $31,400 and $209,300 were distributed to the Company and selling stockholders, respectively. The Company is authorized to issue 200,000,000 shares of common stock $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. In connection with the Company's offering, all of the Company's outstanding shares of non-voting common stock were converted into approximately 1,851,000 shares of common stock. Approximately $10,000 of the approximately $31,400 of the net proceeds to the Company were used to redeem all of the outstanding shares of 12 1/2% Series B redeemable preferred stock and pay all accrued and unpaid dividends thereon (Note 12). The remainder of the proceeds were used for working capital, general corporate purposes and new store openings. The Company also incurred a $142,000 compensation charge for a bonus for certain management stockholders in connection with the completion of the initial public offering.

     Stock Option Plans -- During 1998, the Company adopted a stock option plan under which it may grant non-qualified and qualified stock options to purchase up to 6,585,740 shares of the Company's Common Stock $0.01 par value (which may be voting or nonvoting) to executives, consultants, directors, or other key employees (the "Stock Option Plan"). Options may have a maximum term of up to eight years and qualified stock options may not be granted at less than the fair market value at the date of grant. Vesting provisions of the options will be determined by the Board of Directors at the date of option grants; however, all

                               AEROPOSTALE, INC.

outstanding options will immediately vest upon an initial public offering of the Company's Common Stock or a sale of the Company. On December 21, 2001, the Company granted 565,997 options with an exercise price of $0.85 per share which was at a price less than fair market value of $15.77 per share. The equity based compensation expense totaled approximately $8,445 of which $845 and $3,127 were recorded in cost of sales and selling, general and administrative expenses, respectively, in the six months and the fifty two weeks ended February 2, 2002. The unamortized balance of approximately $4,473 associated with the immediate vesting of options upon the consummation of the initial public offering, were recorded in the fiscal year ended February 1, 2003 of which $952 and $3,521 were recorded in cost of sales and selling, general and administrative expenses, respectively.

     On February 27, 2002, the Company adopted the Aeropostale 2002 Long-Term Incentive Plan that became effective upon the consummation of the initial public offering. A total of 1,735,556 shares of the Company's common stock became available for issuance under the plan. Under the plan, the compensation committee or the board may award grants of incentive stock options and other, non-qualified stock options. The compensation committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100 determined at the time of grant. The compensation committee will determine the exercise price and term of any option in its discretion. The exercise price of an incentive option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant and the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

     The following table summarizes stock option transactions for common stock:

                                     FISCAL 2000         FISCAL 2001       TRANSITION 2001       FISCAL 2002
                                  -----------------   -----------------   -----------------   ------------------
                                           WEIGHTED            WEIGHTED            WEIGHTED             WEIGHTED
                                           AVERAGE             AVERAGE             AVERAGE              AVERAGE
                                           EXERCISE            EXERCISE            EXERCISE             EXERCISE
                                  SHARES    PRICE     SHARES    PRICE     SHARES    PRICE     SHARES     PRICE
                                  ------   --------   ------   --------   ------   --------   -------   --------
Outstanding, beginning of
  period........................  4,411     $0.03     4,633     $0.11      5,208    $0.19       5,420    $ 0.27
  Granted.......................  1,125      0.32     1,227      0.43        848     0.85          20     15.55
  Exercised.....................    (59)     0.03      (425)     0.03       (628)    0.37      (1,265)     0.23
  Forfeited.....................   (844)     0.03      (227)     0.23         (8)    0.47         (19)     0.30
                                  -----     -----     -----     -----     ------    -----     -------    ------
Outstanding, end of period......  4,633     $0.11     5,208     $0.19      5,420    $0.27       4,156    $ 0.36
                                  =====     =====     =====     =====     ======    =====     =======    ======
Options exercisable at
  period-end....................    982     $0.17       973     $0.19      1,048    $0.18       4,136    $ 0.29
                                  =====     =====     =====     =====     ======    =====     =======    ======
Weighted average fair value of
  options granted during the
  year..........................            $0.10               $0.10               $0.16                $ 8.56
                                            =====               =====               =====                ======

                               AEROPOSTALE, INC.

     The following table summarizes information concerning currently outstanding options at February 2, 2002 and February 1, 2003:

                           NUMBER         AVERAGE          NUMBER           NUMBER         AVERAGE          NUMBER
                        OUTSTANDING      REMAINING     EXERCISABLE AT    OUTSTANDING      REMAINING     EXERCISABLE AT
                       AT FEBRUARY 2,   CONTRACTUAL     FEBRUARY 2,     AT FEBRUARY 1,   CONTRACTUAL     FEBRUARY 1,
EXERCISE PRICES             2002        LIFE (YEARS)        2002             2003        LIFE (YEARS)        2003
---------------        --------------   ------------   --------------   --------------   ------------   --------------
        $0.03              2,871            1.6              701            2,102            0.6            2,102
         0.38                163            3.1              163               --             --               --
         0.39              1,220            3.5              109            1,060            2.5            1,060
         0.51                418            4.0               --              365            3.0              365
         0.85                748            4.9               75              609            3.8              609
        15.55                 --             --               --               20            3.6               --
                           -----                           -----            -----                           -----
                           5,420                           1,048            4,156                           4,136
                           =====                           =====            =====                           =====

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock option grants. Accordingly, no compensation cost has been recognized for employee stock options. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants in the respective periods:

                                          FISCAL                TRANSITION
                                   ---------------------   ---------------------    FISCAL
                                     2000        2001        2000        2001        2002
                                   ---------   ---------   ---------   ---------   ---------
                                                          (UNAUDITED)
Expected volatility..............          0           0           0           0          70%
Expected life....................  5.0 years   5.0 years   5.0 years   5.0 years   4.0 years
Risk-free interest rate..........       6.55%       5.41%       5.44%       4.25%       3.29%
Expected dividend yield..........          0%          0%          0%          0%          0%

     Set forth below are the Company's income from continuing operations, net income, income from continuing operations per share and net income per share presented "as reported" and pro forma as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

                                           FISCAL            TRANSITION
                                      -----------------   -----------------   FISCAL
                                       2000      2001      2000      2001      2002
                                      -------   -------   -------   -------   -------
                                                        (UNAUDITED)
Income from continuing operations:
  As reported.......................  $ 9,366   $10,914   $14,694   $28,637   $31,290
  Deduct: total stockbased
     compensation expense determined
     under the fair value method,
     net of taxes...................      (34)      (23)       (9)      (41)      (45)
                                      -------   -------   -------   -------   -------
  Pro-forma.........................  $ 9,332   $10,891   $14,685   $28,596   $31,245
                                      =======   =======   =======   =======   =======
Net income:
  As reported.......................  $11,368   $11,319   $15,082   $30,269   $31,290
  Deduct: total stockbased
     compensation expense determined
     under the fair value method,
     net of taxes...................      (34)      (23)       (9)      (41)      (45)
                                      -------   -------   -------   -------   -------
  Pro-forma.........................  $11,334   $11,296   $15,073   $30,228   $31,245
                                      =======   =======   =======   =======   =======

                               AEROPOSTALE, INC.

                                           FISCAL            TRANSITION
                                      -----------------   -----------------   FISCAL
                                       2000      2001      2000      2001      2002
                                      -------   -------   -------   -------   -------
                                                        (UNAUDITED)
Basic income from continuing
  operations per share:
  As reported.......................  $  0.27   $  0.32   $  0.46   $  0.89   $  0.90
  Deduct: total stockbased
     compensation expense determined
     under the fair value method,
     net of taxes...................       --     (0.01)       --        --        --
                                      -------   -------   -------   -------   -------
  Pro-forma.........................  $  0.27   $  0.31   $  0.46   $  0.89   $  0.90
                                      =======   =======   =======   =======   =======
Basic net income per share:
  As reported.......................  $  0.33   $  0.33   $  0.47   $  0.94   $  0.90
  Deduct: total stockbased
     compensation expense determined
     under the fair value method,
     net of taxes...................       --        --        --        --        --
                                      -------   -------   -------   -------   -------
  Pro-forma.........................  $  0.33   $  0.33   $  0.47   $  0.94   $  0.90
                                      =======   =======   =======   =======   =======
Diluted income from continuing
  operations per share:
  As reported.......................  $  0.24   $  0.28   $  0.40   $  0.78   $  0.82
  Deduct: total stockbased
     compensation expense determined
     under the fair value method,
     net of taxes...................       --        --        --        --        --
                                      -------   -------   -------   -------   -------
  Pro-forma.........................  $  0.24   $  0.28   $  0.40   $  0.78   $  0.82
                                      =======   =======   =======   =======   =======
Diluted net income per share:
  As reported.......................  $  0.30   $  0.29   $  0.41   $  0.83   $  0.82
  Deduct: total stockbased
     compensation expense determined
     under the fair value method,
     net of taxes...................       --        --        --     (0.01)       --
                                      -------   -------   -------   -------   -------
  Pro-forma.........................  $  0.30   $  0.29   $  0.41   $  0.82   $  0.82
                                      =======   =======   =======   =======   =======

12.  REDEEMABLE PREFERRED STOCK

     Series A Exchangeable Redeemable Preferred Stock -- The Company issued 6,000 shares of its Series A exchangeable, redeemable preferred stock, $0.01 par value ("Series A Preferred Stock") in connection with the Acquisition. The Series A Preferred Stock has no voting rights. Dividends accrue at 6 percent per annum at a liquidation value of $1,000 per share and are cumulative. The shares are mandatory redeemable at the liquidation value at the earliest of an initial public offering of the Company's stock, a sale of the Company or 10 years from the date of issue or at any time at the Company's option. The shares are exchangeable, at the Company's option on any dividend payment date, into 6 percent Subordinated Notes due 2008. The Series A Preferred Stock was recorded at its fair value on the date of issue of approximately $4,500, the discount of approximately $1,500 was being recorded as an additional dividend over the mandatory redemption period. In November 1999, the Company exercised its option to redeem the Series A Preferred Stock at a price that approximated its current fair value plus accrued dividends. The Company recorded accretion to increase the carrying value to a liquidation value of $6,000.

     Series B Redeemable Preferred Stock -- The Company issued 6,250 shares of its Series B redeemable preferred stock $0.01 par value ("Series B Preferred Stock") for proceeds of $6,250 in connection with the Acquisition. The Series B Preferred Stock has no voting rights. Dividends accrue at 12.5 percent per annum at

                               AEROPOSTALE, INC.

a liquidation value of $1,000 per share and are cumulative. The shares are mandatory redeemable at the liquidation value at the earliest of an initial public offering of the Company's stock, a sale of the Company or 10 years from the date of issue or at any time at the Company's option.

     Cumulative dividends on the Series B Preferred Stock are payable at the rate of 12.5 percent per annum, quarterly on the first day of November, February, May, and August, based on face value. Dividends not declared and paid will also accrue dividends at the same annual rate. Unpaid dividends on a quarterly basis are then payable in Series B preferred stock. As of February 2, 2002, the Company had accrued $3,367 in dividends which is recorded as Redeemable Preferred Stock which upon the liquidation, rank senior to all classes of common stock. In connection with the Company's offering, all of the Company's outstanding shares of 12 1/2% Series B redeemable preferred stock were redeemed and all accrued and unpaid dividends payed thereon.

13.  EMPLOYEE BENEFIT PLANS

     The Company has a retirement plan with a 401(k) salary deferral feature that covers substantially all of its employees who meet certain requirements. Under the terms of the plan, employees may contribute up to 14 percent of gross earnings and the Company will provide a matching contribution of 50 percent of the first 5 percent of gross earnings contributed by the participants. The Company may, at its option, make additional contributions. The terms of the plan provide for vesting in the Company's matching contributions to the plan over a five-year service period with 50 percent vesting after year three, an additional 25 percent vesting after year four, and participants will be fully vested after year five. The Company expensed contributions for the retirement plan of approximately $271, $278, $122, $226, and $312 for the Fiscal 2000, Fiscal 2001, Transition 2000 (unaudited), Transition 2001, and Fiscal 2002, respectively.

     The Company maintains a supplemental executive retirement plan ("SERP"), which is an unfunded defined benefit plan for certain executives. The benefits are based on years of service and the employee's highest average pay during any five years within the ten-year period prior to retirement.

                               AEROPOSTALE, INC.

     The following information on the Company's pension plan is provided:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
CHANGE IN BENEFIT OBLIGATION:
  Net Benefit obligation at beginning of period.............    $ 2,451       $ 2,588
  Service cost..............................................         45           101
  Interest cost.............................................         86           182
  Actuarial loss............................................          6           170
  Gross benefits paid.......................................         --           (44)
                                                                -------       -------
  Net benefit obligation at end of period...................    $ 2,588       $ 2,997
                                                                =======       =======
CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of period..........    $    --       $    --
  Employer contributions....................................         --            44
  Gross benefits paid.......................................         --           (44)
  Actual return on plan assets..............................         --            --
                                                                -------       -------
  Fair value of plan assets at end of period................    $    --       $    --
                                                                =======       =======
  Funded status at end of period............................    $(2,588)      $(2,997)
  Unrecognized net actuarial gain...........................        286           424
  Prior service and cost....................................         --            30
  Unrecognized transition amount............................         --            --
                                                                -------       -------
                                                                $(2,302)      $(2,543)
                                                                =======       =======

     Pension expenses includes the following components:

                                                     FISCAL      TRANSITION    FISCAL
                                                   -----------   -----------   ------
                                                   2000   2001   2000   2001    2002
                                                   ----   ----   ----   ----   ------
                                                              (UNAUDITED)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost.....................................  $ 80   $ 89   $ 45   $ 45    $101
Interest cost....................................   101    155     79     86     182
Amortization of prior experience loss (gain).....   (10)     3      1      2       2
                                                   ----   ----   ----   ----    ----
Net periodic benefit cost........................  $171   $247   $125   $133    $285
                                                   ====   ====   ====   ====    ====
WEIGHTED-AVERAGE ASSUMPTIONS USED:
Discount rate....................................     7%     7%     7%     7%   6.75%
Rate of compensation increase....................   4.5%   4.5%   4.5%   4.5%    4.5%

                               AEROPOSTALE, INC.

14.  INCOME TAXES

     The provision for income taxes included within continuing operations for Fiscal 2000, Fiscal 2001 and Transition 2000 (unaudited), Transition 2001 and Fiscal 2002 consists of the following:

                                             FISCAL           TRANSITION      FISCAL
                                         ---------------   ----------------   -------
                                          2000     2001     2000     2001      2002
                                         ------   ------   ------   -------   -------
                                                         (UNAUDITED)
Federal:
  Current..............................  $  463   $4,730   $7,977   $18,386   $18,420
  Deferred.............................   4,231    1,074      (56)   (1,896)   (1,092)
                                         ------   ------   ------   -------   -------
                                          4,694    5,804    7,921    16,490    17,328
                                         ------   ------   ------   -------   -------
State and local:
  Current..............................     402      758    1,457     3,777     3,645
  Deferred.............................     653      503      251      (379)     (110)
                                         ------   ------   ------   -------   -------
                                          1,055    1,261    1,708     3,398     3,535
                                         ------   ------   ------   -------   -------
                                         $5,749   $7,065   $9,629   $19,888   $20,863
                                         ======   ======   ======   =======   =======

     The provision for income taxes for discontinued operations consists of the following:

                                             FISCAL           TRANSITION
                                        ----------------   ----------------
                                         2000      2001     2000     2001
                                        -------   ------   ------   -------
                                                         (UNAUDITED)
Federal:
  Current.............................  $(2,908)  $   --   $   --   $    --
  Deferred............................   (1,009)     225      216        --
                                        -------   ------   ------   -------
                                         (3,917)     225      216        --
                                        -------   ------   ------   -------
State and local:
  Current.............................     (679)      --       --        --
  Deferred............................     (188)      32       32        --
                                        -------   ------   ------   -------
                                           (867)      32       32        --
                                        -------   ------   ------   -------
                                        $(4,784)  $  257   $  248   $    --
                                        =======   ======   ======   =======
Total provision.......................  $   965   $7,322   $9,877   $19,888
                                        =======   ======   ======   =======

     Reconciliation of the U.S. statutory rate with the Company's effective tax rate excluding discontinued operations is summarized as follows:

                                                       FISCAL      TRANSITION    FISCAL
                                                     -----------   -----------   ------
                                                     2000   2001   2000   2001    2002
                                                     ----   ----   ----   ----   ------
                                                                (UNAUDITED)
Federal statutory rate.............................  34.0%  34.0%  34.0%  35.0%   35.0%
Increase (decrease) in tax resulting from:
  State income taxes (net of federal tax
     benefits).....................................   4.1    4.6    4.6    4.6     4.6
  Nondeductible goodwill amortization and
     write-off.....................................  (0.1)  (0.5)  (0.5)    --      --
  Change in federal tax rate.......................    --     --     --    (.3)     --
  Other............................................    --    1.2    1.5    1.7     0.4
                                                     ----   ----   ----   ----    ----
Effective rate.....................................  38.0%  39.3%  39.6%  41.0%   40.0%
                                                     ====   ====   ====   ====    ====

                               AEROPOSTALE, INC.

     As of February 2, 2002 and February 1, 2003, the components of the net deferred income tax assets are as follows:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 2002          2003
                                                              -----------   -----------
Current:
  Inventory.................................................    $ (411)       $  103
  Accrued vacation..........................................       199           271
  Other.....................................................       186           308
  Accrued bonuses...........................................        51            --
                                                                ------        ------
Total current...............................................    $   25        $  682
                                                                ======        ======
Noncurrent:
  Fixed assets..............................................     4,464         4,030
  Acquired lease liability..................................       806           511
  Deferred rent.............................................     1,499         2,420
  State income taxes........................................      (474)         (512)
  Equity based compensation.................................     1,628         2,019
                                                                ------        ------
Total noncurrent............................................     7,923         8,468
                                                                ------        ------
Net deferred income tax assets..............................    $7,948        $9,150
                                                                ======        ======

15.  COMMITMENTS AND CONTINGENCIES

     The Company is committed under noncancelable leases for all its store and office space, expiring at various dates through July 2011. The leases generally provide for minimum rent plus additional increases in real estate taxes, certain operating expenses, etc. Certain leases also require contingent rent based on sales.

     As of February 1, 2003, the aggregate minimum annual rent commitments are as follows:

FISCAL                                                 RELATED
YEAR                                                    PARTY     OTHER      TOTAL
------                                                 -------   --------   --------
2003.................................................  $ 7,188   $ 27,412   $ 34,600
2004.................................................    6,571     24,372     30,943
2005.................................................    5,658     21,643     27,301
2006.................................................    5,117     19,841     24,958
2007.................................................    5,272     19,210     24,482
Thereafter...........................................   16,328     66,519     82,847
                                                       -------   --------   --------
                                                       $46,134   $178,997   $225,131
                                                       =======   ========   ========

     Rental expense consists of the following

                                          FISCAL              TRANSITION
                                     -----------------   ---------------------   FISCAL
                                      2000      2001        2000        2001      2002
                                     -------   -------   -----------   -------   -------
                                                         (UNAUDITED)
Minimum rentals....................  $15,011   $21,073     $10,255     $11,915   $30,233
Contingent rentals.................      759     1,379         691       1,915     3,673
Office space rentals...............      594       777         363         439       832

     Included in rent and occupancy expense within income from continuing operations for Fiscal 2000, Fiscal 2001, Transition 2000 (unaudited), Transition 2001, and Fiscal 2002 is approximately $9,632, $9,575,

                               AEROPOSTALE, INC.

$4,651, $5,202, and 12,588, respectively, paid to a related party shareholder of the Company who is no longer a related party at the end of Fiscal 2002.

     Employment Agreements -- As of February 1, 2003, the Company had outstanding employment contracts expiring in fiscal 2003 and fiscal 2004. The amount payable for these contracts is approximately $2.3 million.

     Legal Proceedings -- Various suits and claims arising in the course of business are pending against the Company and its subsidiaries. In the opinion of management, dispositions of these matters are not expected to materially affect the Company's consolidated financial position, cash flows or results from operations.

     Merchandise Agreement -- The Company has a five-year contract expiring June 30, 2006 that requires minimum commitments of $990 per year.

     Guarantees -- The Company has not provided any financial guarantees as of February 1, 2003.

16.  RELATED PARTY TRANSACTIONS

     Sponsor Fee -- The Company has a Management Services Agreement with the holder of the Series B Preferred Stock and the majority shareholder of the Company's voting common stock. The services consist of formulating and implementing business strategies, including identifying and assisting the Company in evaluating corporate opportunities, such as marketing opportunities, and financial strategies. In addition, assistance has been provided for lending, security holder and public relations matters. The agreement calls for annual payments equal to the greater of $200 or 3 percent of earnings before interest, income taxes, depreciation and amortization ("EBITDA," as defined) up to a maximum of $450. Such fees aggregated $403 and $450 for the Fiscal 2000 and Fiscal 2001, respectively, $350 for Transition 2000 (unaudited) and Transition 2001 and $127 for Fiscal 2002. The agreement was terminated upon the consummation of the initial public offering.

     Leases -- The Company is the lessee under operating leases where the landlord is a stockholder of the Company who is longer a related party at the end of Fiscal 2002 (Note 15).

     Sourcing Agreement -- The Company has a Sourcing Agreement with Federated Merchandising Group, Inc., ("FMG") a subsidiary of Federated Department Stores, Inc., the previous owner of the Company. Effective November 1999, FMG ceased to be a related party due to the Company's redemption of the Series A Preferred Stock. The total purchases of merchandise under the Sourcing Agreement for the period August 1, 1999 through September 30, 1999 (the date of redemption) was approximately $20 million which included approximately $0.9 million of fees for Fiscal 2000.

     Loans to Executives -- In 1999, the Company repurchased all of its outstanding shares of Series A Preferred Stock from Federated Department Stores, Inc. This triggered a loan forgiveness provision contained in loan agreements regarding loans that Federated had previously made to Mr. Geiger and Mr. Mills. This loan forgiveness caused Messrs. Geiger and Mills to incur significant tax liability in 1999. The Company therefore extended interest free loans in the amount of $70 to both Mr. Geiger and Mr. Mills to cover this tax liability. Mr. Geiger and Mr. Mills each repaid the full amount of the loan in February 2002 and currently do not have any outstanding indebtedness to the Company.

     Employment Contracts: The Company has employment agreements with certain members of the Company's senior management (Note 15).

17.  DISCONTINUED OPERATIONS

     During February 2000, the Company's Board of Directors decided to discontinue the Chelsea Cambell specialty store business at its meeting on February 25, 2000 (the measurement date) and the Company closed

                               AEROPOSTALE, INC.

all Chelsea Cambell stores by the end of December 2000. Accordingly, operating results of this segment have been reclassified as income from discontinued operations for all periods presented.

     Operating results of discontinued operations are as follows:

                                                         FISCAL    TRANSITION   TRANSITION
                                                          2000        2000         2001
                                                         -------   ----------   ----------
                                                                    (UNAUDITED)
Net sales..............................................  $35,117     $2,854       $2,854
                                                         =======     ======       ======
Income (loss) from discontinued operations:
  Before income taxes..................................  $(9,531)    $   --       $   --
  Estimated net gain on disposal.......................    6,749        662          636
  Income tax (expense) benefit.........................    4,784       (257)        (248)
                                                         -------     ------       ------
Net gain...............................................  $ 2,002     $  405       $  388
                                                         =======     ======       ======

     During Fiscal 2001, the Company was able to negotiate settlements on future lease obligations and incurred better than expected profitability on the closing of the Chelsea Cambell stores and therefore realized a reversal of the estimated loss on disposal of $662.

     The July 29, 2000 loss from discontinued operations before income taxes includes ($24,541) in cost of goods sold, ($6,221) in payroll expense, ($14,079) in nonpayroll expenses, $613 in amortization of negative goodwill, and an estimated loss from operations during the phase-out period subsequent to July 29, 2000 of ($806), and other revenue of $386.

     The estimated net gain on disposal includes the write-off of negative goodwill of $8,838, the lease termination costs of ($2,478), write-offs of tenant liabilities, acquired lease liabilities, and deferred rent of $1,305 and other expenses of ($916).

     Included within accrued expenses and other liabilities on the accompanying balance sheet is an accrual for the costs associated with the disposal of the Chelsea Cambell business. The major components of the accrual and the activity through August 4, 2001 were as follows:

                                                               ACCRUAL OF
                                     LEASE                      OPERATING
                                    BUY-OUT       SEVERANCE      LOSSES
                                  AND CONTRACT       AND       THROUGH THE
                                  TERMINATION    TERMINATION   DISPOSITION
                                     COSTS        BENEFITS        DATE       OTHER    TOTAL
                                  ------------   -----------   -----------   -----   -------
Provision at measurement date...    $ 2,478         $ 566         $ 806      $ 316   $ 4,166
Activity........................     (1,944)         (352)           --       (281)   (2,577)
                                    -------         -----         -----      -----   -------
Balance, at July 29, 2000.......        534           214           806         35     1,589
                                    -------         -----         -----      -----   -------
Activity........................       (534)         (214)         (806)       (35)   (1,589)
                                    -------         -----         -----      -----   -------
Balance, at August 4, 2001......    $    --         $  --         $  --      $  --   $    --
                                    =======         =====         =====      =====   =======

                               AEROPOSTALE, INC.

18.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          THIRTEEN WEEKS ENDED
                                             -----------------------------------------------
                                             OCTOBER 28,   FEBRUARY 3,   MAY 5,    AUGUST 4,
                                                2000         2001(1)      2001       2001
                                             -----------   -----------   -------   ---------
FISCAL 2001
  Net sales................................    $76,831      $107,538     $56,629    $63,769
  Gross profit.............................     25,750        34,008      12,458     13,933
  Income (loss) from continuing
     operations............................      6,007         8,687      (2,049)    (1,731)
  Gain from discontinued operations........         --           388           2         15
  Net income (loss)........................      6,007         9,075      (2,047)    (1,716)
  Basic net income (loss) per share:
     From continuing operations............       0.19          0.27       (0.07)     (0.06)
     From discontinued operations..........         --          0.01          --         --
     Net income (loss).....................       0.19          0.28       (0.07)     (0.06)
  Diluted income (loss) per share:
     From continuing operations............       0.17          0.24       (0.07)     (0.06)
     From discontinued operations..........         --          0.01          --         --
     Net income (loss).....................       0.17          0.25       (0.07)     (0.06)

---------------
(1) This period is a 14-week period.

                                                                THIRTEEN WEEKS ENDED
                                                              -------------------------
                                                              NOVEMBER 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
TRANSITION 2001
  Net sales.................................................   $126,019      $158,021
  Gross profit..............................................     48,934        55,052
  Income from continuing operations.........................     14,727        13,910
  Cumulative accounting change..............................      1,632            --
  Net income................................................     16,359        13,910
  Basic net income per share:
     From continuing operations.............................       0.46          0.43
     Cumulative accounting change...........................       0.05            --
     Net income.............................................       0.51          0.43
  Diluted income per share:
     From continuing operations.............................       0.40          0.38
     Cumulative accounting change...........................       0.05            --
     Net income.............................................       0.45          0.38

                                                         THIRTEEN WEEKS ENDED
                                            -----------------------------------------------
                                            MAY 4,    AUGUST 3,   NOVEMBER 2,   FEBRUARY 1,
                                             2002       2002         2002          2003
                                            -------   ---------   -----------   -----------
FISCAL 2002
  Net sales...............................  $85,130    $90,141     $169,210      $206,423
  Gross profit............................   24,149     24,094       50,902        63,458
  Net income (loss).......................      592     (1,978)      15,001        17,675
     Basic net income (loss) per share....     0.01      (0.06)        0.43          0.50
     Diluted net income (loss) per
       share..............................     0.01      (0.06)        0.39          0.46

     The per share amounts are calculated independently for each thirteen-week period presented. The sum of the thirteen weeks may not equal the full year per share amounts.

                                   * * * * *

                               AEROPOSTALE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                MAY 3,      FEBRUARY 1,
                                                                 2003         2003(1)
                                                              -----------   -----------
                                                              (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $ 81,087      $ 87,475
  Merchandise inventory.....................................     48,442        46,645
  Other current assets......................................     11,623        10,669
                                                               --------      --------
     Total current assets...................................    141,152       144,789
FIXTURES, EQUIPMENT AND IMPROVEMENTS -- Net.................     75,617        69,448
OTHER ASSETS................................................      8,779         8,795
                                                               --------      --------
          TOTAL ASSETS......................................   $225,548      $223,032
                                                               ========      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................   $ 19,834      $ 17,954
  Accrued expenses..........................................     33,609        40,044
                                                               --------      --------
     Total current liabilities..............................     53,443        57,998
OTHER NONCURRENT LIABILITIES................................     39,829        37,075
COMMITMENT AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock -- par value, $0.01 per share; 200,000 shares authorized, 35,703 and 35,306 shares issued and
     outstanding............................................        357           353
  Additional paid-in capital................................     43,858        41,657
  Retained earnings.........................................     88,061        85,949
                                                               --------      --------
     Total stockholders' equity.............................    132,276       127,959
                                                               --------      --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............   $225,548      $223,032
                                                               ========      ========

---------------
Note (1) Balance sheet derived from the audited consolidated financial statements

           See notes to condensed consolidated financial statements.

                               AEROPOSTALE, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                   13 WEEKS ENDED
                                                              -------------------------
                                                              MAY 3, 2003   MAY 4, 2002
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
NET SALES...................................................   $112,211       $85,130
COST OF SALES...............................................     81,961        60,981
                                                               --------       -------
  Gross profit..............................................     30,250        24,149
                                                               --------       -------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................     26,967        23,213
                                                               --------       -------
INCOME FROM OPERATIONS......................................      3,283           936
INTEREST (INCOME) -- Net....................................       (181)          (50)
                                                               --------       -------
INCOME BEFORE INCOME TAXES..................................      3,464           986
PROVISION FOR INCOME TAXES..................................      1,352           394
                                                               --------       -------
NET INCOME..................................................   $  2,112       $   592
                                                               ========       =======
BASIC NET INCOME PER COMMON SHARE...........................   $   0.06       $  0.01
                                                               ========       =======
DILUTED NET INCOME PER COMMON SHARE.........................   $   0.05       $  0.01
                                                               ========       =======
Basic weighted average shares outstanding...................     35,422        32,652
Diluted weighted average shares outstanding.................     38,470        36,458

           See notes to condensed consolidated financial statements.

                               AEROPOSTALE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   13 WEEKS ENDED
                                                              -------------------------
                                                                MAY 3,        MAY 4,
                                                                 2003          2002
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................    $ 2,112      $    592
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................      2,476         1,845
    Amortization of tenant allowances and above market
     leases.................................................       (978)         (693)
    Equity based compensation charge........................         --           620
    Deferred rent, net......................................        429           640
    Pension expense.........................................        180           125
    Changes in operating assets and liabilities:
      Merchandise inventory.................................     (1,797)       (2,030)
      Other current assets..................................       (954)          179
      Other assets..........................................         (2)         (177)
      Accounts payable......................................      1,880        (1,496)
      Accrued expenses and other liabilities................     (1,232)       (8,607)
                                                                -------      --------
         Net cash provided by (used in) operating
           activities.......................................      2,114        (9,002)
                                                                -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixtures, equipment and improvements.........     (8,627)       (6,877)
                                                                -------      --------
    Cash used in investing activities.......................     (8,627)       (6,877)
                                                                -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock options exercised...................................        125           160
                                                                -------      --------
    Cash provided by financing activities...................        125           160
                                                                -------      --------
DECREASE IN CASH AND CASH EQUIVALENTS.......................     (6,388)      (15,719)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............     87,475        44,958
                                                                -------      --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................    $81,087      $ 29,239
                                                                =======      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid.........................................    $ 2,845      $  6,642
                                                                =======      ========
  Interest expense paid.....................................    $    51      $     65
                                                                =======      ========
SIGNIFICANT NONCASH INVESTING AND FINANCING TRANSACTIONS:
  Accrued dividends on Series B Redeemable Preferred
    Stock...................................................    $    --      $    300
                                                                =======      ========

           See notes to condensed consolidated financial statements.

                               AEROPOSTALE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT SHARE, PER SHARE AND STORE DATA)

1. BASIS OF PRESENTATION

     Aeropostale, Inc. (together with its wholly-owned subsidiary, Aeropostale West, Inc., the "Company" or "Aeropostale") is a mall-based specialty retailer of casual apparel and accessories for young women and young men.

     The Company provides customers with a focused selection of high-quality, active-oriented, fashion basic merchandise at compelling values. Aeropostale maintains complete control over its proprietary brand by designing and sourcing all of its merchandise. The Company's products can be purchased only in its stores, or organized sales events at college campuses. The Company's stores creates a fun and high energy shopping experience through the use of creative visual merchandising, colorful in-store signage, bright lighting, popular music and an enthusiastic, well-trained sales force. The average store size of approximately 3,500 square feet is generally smaller than that of its mall-based competitors and the Company believes that this enables it to achieve higher sales productivity and project a sense of activity and excitement. As of May 3, 2003, the Company operated 387 stores in 38 states.

     The condensed consolidated financial statements are unaudited. These condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments considered necessary to present fairly the financial position of the Company as of May 3, 2003 and the results of operations and cash flows for the thirteen weeks ended May 3, 2003 and May 4, 2002, but are not necessarily indicative of the results of operations for a full fiscal year. These condensed consolidated financial statements and related notes should be read in conjunction with the Company's audited consolidated financial statements for the year ended February 1, 2003, which were included as part of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

2. STOCK OPTIONS

     The Company applies Accounting Principles Board Opinion ("APB") No. 25, Accounting For Stock Issued to Employees, and Related Interpretations in Accounting For Stock Option Grants. Therefore, no compensation expense has been recognized for employee stock options. Set forth below are the Company's net income and

                               AEROPOSTALE, INC.

net income per share presented "as reported" and pro forma as if compensation cost had been recognized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123:

                                                                   13 WEEKS ENDED
                                                              -------------------------
                                                              MAY 3, 2003   MAY 4, 2002
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
Net income:
  As reported...............................................    $2,112         $ 592
  Deduct: total stock based compensation expense determined
     under the fair value method, net of taxes..............       (68)          (10)
                                                                ------         -----
  Pro-forma.................................................    $2,044         $ 582
                                                                ======         =====

Basic net income per share:
  As reported...............................................    $ 0.06         $0.01
  Deduct: total stock based compensation expense determined
     under the fair value method, net of taxes..............        --            --
                                                                ------         -----
  Pro-forma.................................................    $ 0.06         $0.01
                                                                ======         =====

Diluted net income per share:
  As reported...............................................    $ 0.05         $0.01
  Deduct: total stock based compensation expense determined
     under the fair value method, net of taxes..............        --            --
                                                                ------         -----
  Pro-forma.................................................    $ 0.05         $0.01
                                                                ======         =====

     The weighted average fair value of the Company's stock options was calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for grants in the respective periods: no dividend yield; expected volatility of 70%; risk free interest rate of 2.81%; and expected life of 4.72 years. There were 496,200 option grants during the thirteen weeks ended May 3, 2003. The weighted average fair value of options granted during the quarter ended May 3, 2003 was $3.9 million. There were no options issued for the thirteen weeks ended May 4, 2002.

3. PUBLIC OFFERING OF COMMON STOCK

     On May 21, 2002, the Company completed an initial public offering of 14,375,000 shares of common stock of which 1,875,000 and 12,500,000 shares were offered by the Company and certain selling stockholders, respectively, at a price to the public of $18.00 per share. Upon completing the offering, net proceeds of $31.4 million and $209.3 million were distributed to the Company and selling stockholders, respectively. The Company is authorized to issue 200,000,000 shares of common stock $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. In connection with the Company's offering, all of the Company's outstanding shares of non-voting common stock were converted into approximately 1,851,000 shares of common stock. Approximately $10.0 million of the approximately $31.4 million of the net proceeds to the Company were used to redeem all of the outstanding shares of 12 1/2% Series B redeemable preferred stock and pay all accrued and unpaid dividends thereon . The remainder of the proceeds were used for working capital, general corporate purposes and new store openings. The Company incurred a $0.1 million compensation charge in the second quarter of fiscal 2002 as a bonus for certain management stockholders in connection with the completion of the initial public offering.

     On February 27, 2002, the Company adopted the Aeropostale 2002 Long-Term Incentive Plan that became effective upon the consummation of the initial public offering. A total of 1,735,556 shares of the Company's common stock became available for issuance under the plan. All references to share information

                               AEROPOSTALE, INC.

reflects a 376.328 for 1 stock split of the Company's common stock and nonvoting common stock which was approved by the Company's Board of Directors and became effective on May 10, 2002. The respective share and per share amounts and conversion ratios included in the condensed consolidated financial statements reflect the stock split for all periods presented.

     On December 21, 2001, the Company granted 565,997 options with an exercise price of $0.85 per share which was at a price less than the fair market value of $15.77 per share. The Company incurred approximately $8.4 million equity based compensation charge as a result of the grant of these options of which $4.0 million and $0.6 million were recorded in the year ended February 2, 2002 and thirteen weeks ended May 4, 2002, respectively. Upon the initial public offering, the Company recorded acceleration of the unamortized balance of $3.9 million in the thirteen weeks ended August 3, 2002.

4. RECENT ACCOUNTING STANDARDS

     In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had and is not expected to have a material impact on the Company's condensed consolidated financial statements.

     In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. The Company has evaluated the accounting provisions of the interpretations and there was no material impact on the financial condition, results of operations or cash flows for the thirteen weeks ended May 3, 2003. The Company has made the required disclosures in the condensed consolidated financial statements (Note 7).

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on issues raised in EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor ("EITF 02-16"). This EITF issue addresses the timing of recognition for rebates that are earned by resellers based on specified levels of purchases or over specified periods. This guidance, related to timing of recognition, is to be applied prospectively to new rebate arrangements entered into in fiscal periods beginning after January 1, 2003. This EITF issue also addresses the classification of cash consideration received from vendors in a reseller's statement of operations. The guidance related to income statement classification is to be applied in annual and interim financial statements for periods beginning after January 1, 2003. The Company has adopted this application and it did not have a material impact on the condensed consolidated financial statements.

                               AEROPOSTALE, INC.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation -- Transition and Disclosure. The standard provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition SFAS No. 148 amends the disclosure requirements for SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. The Company will continue to account for stock-based equity compensation using the intrinsic value method of APB Opinion No. 25. The Company is required to follow the prescribed disclosure format and have provided the additional disclosures required by SFAS No. 148 for the thirteen weeks ended May 3, 2003.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period after January 31, 2003, regardless of when the variable interest entity was established. The Company has evaluated the accounting provisions of the interpretations and there was no material impact on the financial condition, results of operations or cash flows for the thirteen weeks ended May 3, 2003, because the Company does not have any variable interest entities.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement is effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating the impact of adopting this statement on its consolidated financial position and results of operations.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. Although we are still in the process of reviewing the new statement, we believe this statement will have no impact on our condensed consolidated financial statements.

5. EARNINGS PER SHARE

     The following table sets forth the computations of basic and diluted earnings per share. Basic earnings per share have been computed based upon the weighted average of common shares outstanding, after

                               AEROPOSTALE, INC.

deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

                                                        13 WEEKS ENDED       13 WEEKS ENDED
                                                          MAY 3, 2003          MAY 4, 2002
                                                       -----------------    -----------------
                                                        BASIC    DILUTED     BASIC    DILUTED
                                                       -------   -------    -------   -------
                                                          (UNAUDITED)          (UNAUDITED)
Net income...........................................  $ 2,112   $ 2,112    $   592   $   592
Preferred stock dividends............................       --        --       (300)     (300)
                                                       -------   -------    -------   -------
Net income available for per-share calculation.......  $ 2,112   $ 2,112    $   292   $   292
                                                       =======   =======    =======   =======
Average shares of common stock outstanding...........   35,422    35,422     32,652    32,652
Dilutive stock options...............................       --     3,048(a)      --     3,806
                                                       -------   -------    -------   -------
Total average equivalent shares......................   35,422    38,470     32,652    36,458
                                                       =======   =======    =======   =======
Per Common Share:
Net income...........................................  $  0.06   $  0.05    $  0.01   $  0.01
                                                       =======   =======    =======   =======

---------------

(a) Options to purchase 445,000 shares were not included in the computation of dilutive shares because of their anti-dilutive effect.

6. REVOLVING CREDIT FACILITY

     The Company has a revolving credit agreement, as amended, with a bank under which the Company may borrow or obtain letters of credit up to an aggregate of $55 million (the "Credit Facility"), with letters of credit having a sub-limit of $15 million. The facility matures by its terms on July 31, 2004. Indebtedness under the Credit Facility is collateralized by the assets of the Company. Borrowings under the Credit Facility bear interest, at the Company's option, either at (a) the lender's prime rate or (b) the Euro Dollar Rate plus 1.50% to 2.00%, depending on excess availability. Additionally, the Company must pay commitment fees on any unused portion of the Credit Facility at an annualized rate of 0.375 percent of the difference between the unused portion and borrowings (including outstanding letters of credit) at the preceding month-end. In connection with the Credit Facility, the Company incurred a one-time financing fee of $0.2 million, which is being amortized over the term of the Credit Facility, such amount is recorded as additional interest expense. At May 3, 2003 and February 1, 2003, the Company had zero in borrowings outstanding and had not issued any stand-by or commercial letters of credit. At May 3, 2003, the Company was in compliance with the financial covenants of the credit facility, which require the Company to achieve certain earnings before interest, income taxes, depreciation and amortization ("EBITDA" as defined in the Agreement) amounts and capital spending limitations.

7. GUARANTEES

     The Company has not provided any financial guarantees as of May 3, 2003.

                                6,085,000 SHARES

                               (AEROPOSTALE LOGO)

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                                 JUNE    , 2003

                            BEAR, STEARNS & CO. INC.
                           Sole Book Running Manager

                              MERRILL LYNCH & CO.
                              WACHOVIA SECURITIES
                           U.S. BANCORP PIPER JAFFRAY

                                  SCHEDULE II
                                  AEROPOSTALE

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                         BALANCE     AMOUNTS     WRITE-OFFS   BALANCE
                                                        BEGINNING   CHARGED TO    AGAINST     END OF
RESERVE FOR RETURNS:                                    OF PERIOD   NET INCOME    RESERVE     PERIOD
--------------------                                    ---------   ----------   ----------   -------
Thirteen weeks ended May 3, 2003......................    $418       $ 3,192      $ 3,211      $399
Year ended February 1, 2003...........................     299        18,561       18,442       418
Six months ended February 2, 2002.....................     213        10,464       10,378       299
Year ended August 4, 2001.............................     221        10,404       10,412       213
Year ended July 29, 2000..............................     221         7,806        7,806       221

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Aeropostale in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee.....................                                    $11,620
NASD filing fee..........................                                     14,860
Printing and engraving costs.............                                          *
Legal fees and expenses..................                                          *
Accounting fees and expenses.............                                          *
Blue Sky fees and expenses...............                                          *
Directors and Officers Insurance.........                                          *
Transfer Agent and Registrar fees........                                          *
Miscellaneous expenses...................                                          *
                                           -----------------------------------------
  Total..................................                                          *
                                           =========================================

---------------

* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article Nine of our amended and restated certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

     Article Nine of our articles of incorporation also provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Aeropostale against certain liabilities.

     Aeropostale, Inc. also maintains a directors and officers liability policy on behalf of its officers and directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 1.1    Form of Underwriting Agreement.*
 3.1    Form of Amended and Restated Certificate of Incorporation.+
 3.2    Form of Amended and Restated By-Laws.+
 4.1    Specimen Common Stock Certificate.+
 4.2 Stockholders' Agreement, dated as of August 3, 1998, by and among MSS-Delaware, Inc., MSS Acquisition Corp. II,
        Federated Specialty Stores, Inc., Julian R. Geiger, David R.
        Geltzer and John S. Mills.+
 5.1    Form of Opinion of Kirkland & Ellis LLP.*
10.1    Aeropostale, Inc. 1998 Stock Option Plan.+
10.2    Aeropostale, Inc. 2002 Long-Term Incentive Plan.+
10.3    Loan and Security Agreement, dated July 31, 1998, between
        Bank Boston Retail Finance Inc., as agent for the lenders party thereto (the "Lenders"), the Lenders and MSS-Delaware, Inc.+

10.4    First Amendment to Loan and Security Agreement, dated
        November 8, 1999, by and between Bank Boston Retail Finance
        Inc., as agent for the Lenders, the Lenders and MSS-Delaware, Inc.+
10.5    Second Amendment to Loan and Security Agreement, dated May
        2, 2002, by and between Fleet Retail Finance Inc. (f/k/a
        Bank Boston Retail Finance), as agent for the Lenders, the Lenders and Aeropostale, Inc. (f/k/a MSS-Delaware, Inc.).+
10.6    Third Amendment to Loan and Security Agreement, dated June
        13, 2001, by and between Fleet Retail Finance Inc. (f/k/a
        Bank Boston Retail Finance), as agent for the Lenders, the Lenders and Aeropostale, Inc. (f/k/a MSS-Delaware, Inc.).+
10.7    Fourth Amendment to Loan and Security Agreement, dated
        February 2, 2002, by and between Fleet Retail Finance Inc.
        (f/k/a Bank Boston Retail Finance), as agent for the
        Lenders, the Lenders and Aeropostale, Inc. (f/k/a
        MSS-Delaware, Inc.).+
10.8    Sublease Agreement, dated February 5, 2002, between the
        United States Postal Services and Aeropostale, Inc.+
10.9 Merchandise Servicing Agreement, dated March 1, 1999, between American Consolidation, Inc. and MSS-Delaware, Inc.+
10.10   Interim Merchandise Servicing Agreement, dated as of
        February 11, 2002, by and between American Consolidation
        Inc. and Aeropostale, Inc.+
10.11   Amended and Restated Sourcing Agreement, dated July 22,
        2002, by and among Federated Department Stores, Inc., and
        Aeropostale, Inc., successor-in-interest to Specialty
        Acquisition Corporation and MSS-Delaware, Inc.++
10.12   Fifth Amendment to Loan and Security Agreement, dated April
        15, 2002, by and between Fleet Retail Finance Inc. (f/k/a
        Bank Boston Retail Finance), as agent for the Lenders, the Lenders and Aeropostale, Inc. (f/k/a MSS-Delaware, Inc.).+
10.13   Amendment No. 1 to Stockholders' Agreement, dated April 23,
        2002, by and among Aeropostale, Inc., Bear Stearns MB
        1998-1999 Pre-Fund, LLC and Julian R. Geiger.+
10.14   Employment Agreement, dated as of February 1, 2002, between
        Aeropostale, Inc. and Julian R. Geiger.+
10.15   Employment Agreement, dated February 1, 2002, between
        Aeropostale, Inc. and Christopher L. Finazzo.++
10.16   Employment Agreement, dated February 1, 2002, between
        Aeropostale, Inc. and John S. Mills.++
10.17 Severance Policy of Aeropostale, Inc. for certain senior executives, effective August 1, 2000.
10.18   Severance Agreement, dated April 1, 2003, between
        Aeropostale, Inc. and Michael J. Cunningham.
10.19   Severance Agreement, dated October 3, 2000, between
        Aeropostale, Inc. and Thomas P. Johnson.
10.20   Amendment No. 2 to Stockholder's Agreement, dated June 25,
        2003, by and among Aeropostale, Inc., Bear Stearns MB
        1998-1994 Pre-Fund, LLC and Julian Geiger.
21.1    List of subsidiaries of Aeropostale, Inc.+
23.1    Consent of Kirkland & Ellis (included in Exhibit 5.1).*
23.2    Power of Attorney (on signature page).+
23.3    Consent of Deloitte & Touche LLP.

---------------

 + Incorporated by reference to the Registration Statement on Form S-1, originally filed by Aeropostale, Inc. on March 8, 2003 (Registration No. 333-84056).

++ Incorporated by reference to the Annual Report on Form 10-K, for the fiscal year ended February 1, 2003.

* To be filed by amendment.

     (b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     We hereby undertake that:

     (f) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (g) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of June, 2003.

                                          AEROPOSTALE, INC.

                                          By:       /s/ JULIAN R. GEIGER
                                            ------------------------------------
                                                      Julian R. Geiger
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Julian R. Geiger and Michael J. Cunningham and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

               /s/ JULIAN R. GEIGER                   Chairman, Chief Executive Officer,    June 26, 2003
 ------------------------------------------------     and Director (Principal Executive
                 Julian R. Geiger                                  Officer)


                /s/ JOHN S. MILLS                    President, Chief Operating Officer,    June 26, 2003
 ------------------------------------------------                and Director
                  John S. Mills


            /s/ MICHAEL J. CUNNINGHAM                  Senior Vice President and Chief      June 26, 2003
 ------------------------------------------------             Financial Officer
              Michael J. Cunningham


               /s/ ALAN C. SIEBELS                       Vice President -- Controller       June 26, 2003
 ------------------------------------------------       (Principal Accounting Officer)
                 Alan C. Siebels

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----


                /s/ BODIL ARLANDER                                 Director                 June 26, 2003
 ------------------------------------------------
                  Bodil Arlander


            /s/ MARY ELIZABETH BURTON                              Director                 June 26, 2003
 ------------------------------------------------
              Mary Elizabeth Burton


                 /s/ DAVID EDWAB                                   Director                 June 26, 2003
 ------------------------------------------------
                   David Edwab


                /s/ JOHN D. HOWARD                                 Director                 June 26, 2003
 ------------------------------------------------
                  John D. Howard


               /s/ RICHARD METRICK                                 Director                 June 26, 2003
 ------------------------------------------------
                 Richard Metrick


                 /s/ DAVID GLASER                                  Director                 June 26, 2003
 ------------------------------------------------
                   David Glaser


                 /s/ DOUGLAS KORN                                  Director                 June 26, 2003
 ------------------------------------------------
                   Douglas Korn


                /s/ RICHARD PERKAL                                 Director                 June 26, 2003
 ------------------------------------------------
                  Richard Perkal


              /s/ DAVID B. VERMYLEN                                Director                 June 26, 2003
 ------------------------------------------------
                David B. Vermylen

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement.*
  3.1     Form of Amended and Restated Certificate of Incorporation.+
  3.2     Form of Amended and Restated By-Laws.+
  4.1     Specimen Common Stock Certificate.+
  4.2     Stockholders' Agreement, dated as of August 3, 1998, by and among MSS-Delaware, Inc., MSS Acquisition Corp. II,
          Federated Specialty Stores, Inc., Julian R. Geiger, David R.
          Geltzer and John S. Mills.+
  5.1     Form of Opinion of Kirkland & Ellis LLP.*
 10.1     Aeropostale, Inc. 1998 Stock Option Plan.+
 10.2     Aeropostale, Inc. 2002 Long-Term Incentive Plan.+
 10.3     Loan and Security Agreement, dated July 31, 1998, between
          Bank Boston Retail Finance Inc., as agent for the lenders
          party thereto (the "Lenders"), the Lenders and MSS-Delaware,
          Inc.+
 10.4     First Amendment to Loan and Security Agreement, dated
          November 8, 1999, by and between Bank Boston Retail Finance
          Inc., as agent for the Lenders, the Lenders and
          MSS-Delaware, Inc.+
 10.5     Second Amendment to Loan and Security Agreement, dated May
          2, 2002, by and between Fleet Retail Finance Inc. (f/k/a
          Bank Boston Retail Finance), as agent for the Lenders, the
          Lenders and Aeropostale, Inc. (f/k/a MSS-Delaware, Inc.).+
 10.6     Third Amendment to Loan and Security Agreement, dated June
          13, 2001, by and between Fleet Retail Finance Inc. (f/k/a
          Bank Boston Retail Finance), as agent for the Lenders, the
          Lenders and Aeropostale, Inc. (f/k/a MSS-Delaware, Inc.).+
 10.7     Fourth Amendment to Loan and Security Agreement, dated
          February 2, 2002, by and between Fleet Retail Finance Inc.
          (f/k/a Bank Boston Retail Finance), as agent for the
          Lenders, the Lenders and Aeropostale, Inc. (f/k/a
          MSS-Delaware, Inc.).+
 10.8     Sublease Agreement, dated February 5, 2002, between the
          United States Postal Services and Aeropostale, Inc.+
 10.9     Merchandise Servicing Agreement, dated March 1, 1999,
          between American Consolidation, Inc. and MSS Delaware, Inc.+
 10.10    Interim Merchandise Servicing Agreement, dated as of
          February 11, 2002, by and between American Consolidation
          Inc. and Aeropostale, Inc.+
 10.11    Amended and Restated Sourcing Agreement, dated July 22,
          2002, by and among Federated Department Stores, Inc., and
          Aeropostale, Inc., successor-in-interest to Specialty
          Acquisition Corporation and MSS-Delaware, Inc.++
 10.12    Fifth Amendment to Loan and Security Agreement, dated April
          15, 2002, by and between Fleet Retail Finance Inc. (f/k/a
          Bank Boston Retail Finance), as agent for the Lenders, the
          Lenders and Aeropostale, Inc. (f/k/a MSS-Delaware, Inc.).+
 10.13    Amendment No. 1 to Stockholders' Agreement, dated April 23,
          2002, by and among Aeropostale, Inc., Bear Stearns MB
          1998-1999 Pre-Fund, LLC and Julian R. Geiger.+
 10.14    Employment Agreement, dated as of February 1, 2002, between
          Aeropostale, Inc. and Julian R. Geiger.+
 10.15    Employment Agreement, dated February 1, 2002, between
          Aeropostale, Inc. and Christopher L. Finazzo.++
 10.16    Employment Agreement, dated February 1, 2002, between
          Aeropostale, Inc. and John S. Mills.++
 10.17    Severance Policy of Aeropostale, Inc. for certain senior
          executives, effective August 1, 2000.
 10.18    Severance Agreement, dated April 1, 2003, between
          Aeropostale, Inc. and Michael J. Cunningham.
 10.19    Severance Agreement, dated October 30, 2000, between
          Aeropostale, Inc. and Thomas P. Johnson.
 10.20    Amendment No. 2 to Stockholder's Agreement, dated June 25,
          2003, by and among Aeropostale, Inc., Bear Stearns MB
          1998-1994 Pre-Fund, LLC and Julian Geiger.
 21.1     List of subsidiaries of Aeropostale, Inc.+
 23.1     Consent of Kirkland & Ellis (included in Exhibit 5.1).*
 23.2     Power of Attorney (on signature page).+
 23.3     Consent of Deloitte & Touche LLP.

---------------

+ Incorporated by reference to the Registration Statement on Form S-1, originally filed by Aeropostale, Inc. on March 8, 2003 (Registration No. 333-84056).

++ Incorporated by reference to the Annual Report on Form 10-K, for the fiscal year ended February 1, 2003.

 * To be filed by amendment.